Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take and if you are in the UK, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or the transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

N M Rothschild & Sons Limited is acting exclusively as financial adviser and sponsor to National Grid and for no one else in connection with the Merger and the proposed listing of the New National Grid Transco Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Merger, the proposed listing or admission to trading.

Recommended Merger of

National Grid Group plc

to be renamed National Grid Transco plc and

Lattice Group plc

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of National Grid which is set out on pages 5 to 15 of this document and which recommends you to vote in favour of the resolutions to be proposed at the National Grid EGM referred to below.

A notice convening the National Grid EGM, to be held immediately following the National Grid AGM, on 23 July 2002 at the International Convention Centre, Broad Street, Birmingham B1 2EA, is set out at the end of this document. The National Grid EGM will start at 11.30 a.m. or, if later, immediately following the National Grid AGM to be held at 11.00 a.m. on that day. A map showing the location of the International Convention Centre is set out on the back of the accompanying admittance card (Card A). A shuttle bus service will be run from Birmingham New Street railway station and limited car parking will be available on a “first come, first served basis” in the South Upper Car Park as marked on the map. If you intend to attend the National Grid EGM, you should bring your admittance card with you.

The accompanying Form of Proxy (Card C) should be completed and returned as soon as possible and, in any event, so as to reach Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, by no later than 11.30 a.m. on 21 July 2002. Alternatively, you may appoint a proxy using the internet by logging on to the website at www.sharevote.co.uk. If you have registered for a Shareview portfolio, you may also appoint a proxy by logging on to the website at www.shareview.co.uk and clicking on “Company Meetings”. Full details of the procedures are given on the websites. Further details on the action you should take are set out in section 15 of Part II of this document. Completion and return of a Form of Proxy or appointment of a proxy via the above mentioned websites will not preclude you from attending and voting in person at the National Grid EGM.

A holder of National Grid ADSs should complete a voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the card to National Grid Group plc, PO Box 11244, New York, NY 10203-0244, USA as soon as possible and in any event no later than 3.00 p.m. (New York time) on 19 July 2002. Alternatively a holder of National Grid ADSs may vote electronically by lodging their vote at www.proxyvotenow.com/ngg. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

Listing Particulars dated 14 June 2002 relating to National Grid have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility of the UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger and are also available as set out in section 16 of Part II of this document.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme have not been, and are not required to be, registered under (i) the U.S. Securities Act of 1933, as amended, in reliance on the exemption in section 3(a)(10) thereof or (ii) any US state securities laws. Neither the SEC nor any state securities commission in the US has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.

OUTLINE EXPECTED TIMETABLE

All times shown in this document are London times unless otherwise stated

Monday, 15 July 2002	Lattice AGM Lattice Court Meeting Lattice EGM
Friday, 19 July 2002	3.00 p.m. (New York time): Latest time for receipt of voting instruction cards in respect of National Grid ADSs for the National Grid EGM(1)
Sunday, 21 July 2002	11.30 a.m.: Latest time for receipt of Form of Proxy for the National Grid EGM
Tuesday, 23 July 2002	11.00 a.m.: National Grid AGM 11.30 a.m.: National Grid EGM(2)
Autumn 2002	Lattice hearing date: Court hearing of the petition to sanction the Lattice Scheme(3)
Autumn 2002	Lattice Scheme Record Time, being 6.00 p.m. on the last business day before the Lattice Scheme Effective Date which will be the last day of dealings in Lattice Shares(3)
Autumn 2002	Lattice Scheme Effective Date and completion of the Merger:(3)
– by 8.00 a.m.: National Grid renamed National Grid Transco
– 8.00 a.m.: Dealings in New National Grid Transco Shares commence on the London Stock Exchange
– 8.00 a.m.: Crediting of New National Grid Transco Shares to CREST accounts
Autumn 2002	Despatch of New National Grid Transco Share certificates no later than 14 days after the Lattice Scheme Effective Date(3)

Notes:
(1)	If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.
(2)	To commence at 11.30 a.m. or, if later, immediately after the conclusion or adjournment of the National Grid AGM.
(3)	The actual dates for these events will be set by reference to the date on which the final regulatory condition to the Merger is satisfied or waived and upon agreement with the Court. Following satisfaction or waiver of the final regulatory condition to the Merger, the dates will be notified to National Grid Shareholders and Lattice Shareholders by announcement via the Regulatory News Service of the London Stock Exchange.

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid or Lattice’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this document include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid’s reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither National Grid nor Lattice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document other than as required by law or regulation.

PART I

JOINT LETTER FROM THE CHAIRMEN OF NATIONAL GRID AND LATTICE

National Grid Group plc 15 Marylebone Road London NW1 5JD Registered in England and Wales no.: 4031152	Lattice Group plc 130 Jermyn Street London SW1Y 4UR Registered in England and Wales no.: 3900804

14 June 2002

To National Grid shareholders, holders of National Grid ADSs and, for information only, to participants in the National Grid USA Thrift Plans

Dear Shareholder,

Recommended Merger of National Grid and Lattice

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company. Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco.

We believe that the Merger brings together a unique combination of skills, experience and resources to create an enhanced operational and financial platform, which will enable significant value to be created for our shareholders. The Merged Group will also be capable of delivering an improved service to our customers and offering enhanced opportunities for our employees.

Both National Grid and Lattice have a proven track record of successfully improving the operational efficiency of UK regulated energy delivery businesses and the Merged Group will benefit from National Grid’s experience of successfully establishing and growing its US business and Lattice’s leading gas skills. The future strategy of the Merged Group plays to both companies’ strengths and we believe that National Grid Transco will be well placed to capitalise on the cost saving and expansion opportunities that will result from the Merger.

The directors of National Grid and Lattice unanimously recommend the Merger and urge you to support it.

Yours faithfully,

James Ross	Sir John Parker FREng
Chairman	Chairman and Acting Chief Executive
National Grid Group plc	Lattice Group plc

PART II

LETTER FROM THE CHAIRMAN OF NATIONAL GRID

National Grid Group plc 15 Marylebone Road London NW1 5JD

14 June 2002

To National Grid shareholders, holders of National Grid ADSs and, for information only, to participants in the National Grid USA Thrift Plans

Dear Shareholder,

Recommended Merger of National Grid and Lattice

1.	Introduction

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company with a combined market capitalisation of approximately £15.1 billion (based on the National Grid Closing Price and the Lattice Closing Price). Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco. Lattice is the holding company of Transco, which is the owner, operator and developer of the substantial majority of Britain’s natural gas transportation system. Further information on Lattice Group is contained in Part III of this document.

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid and Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time. Based on the National Grid Closing Price of 492 pence, this values one Lattice Share at 184.5 pence. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The Merger is to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during autumn 2002.

The purpose of this document is to provide you with details of the Merger, to explain why the Board considers that it is in the best interests of National Grid and its shareholders as a whole and to recommend that you vote in favour of the resolutions to be proposed at the National Grid EGM.

2.	Overview of National Grid Transco

National Grid Transco will own, operate and develop the high-voltage electricity transmission network in England and Wales and Britain’s principal natural gas transportation system. The Merged Group’s UK electricity transmission network will consist of approximately 4,900 miles of overhead lines and underground cables, whilst its natural gas network in Britain will comprise approximately 4,100 miles of high pressure pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines. In addition, National Grid Transco will own and operate all of the liquefied natural gas storage facilities in Britain, located at strategic positions on the National Transmission System.

Registered Office: 15 Marylebone Road London NW1 5JD	Registered in England and Wales No. 4031152

In the US, National Grid Transco will own, operate and develop electricity transmission and distribution assets with a total length of approximately 84,000 miles, serving over 3.2 million electricity customers in New England and New York State. It will also own a gas distribution network comprising over 8,000 miles of pipelines and mains, serving over 500,000 customers in New York State.

In addition, the Merged Group will provide infrastructure services in the UK, targeted particularly at the mobile telecommunications industry, with a portfolio of approximately 9,740 towers and other sites generating revenue and/or available for marketing. National Grid Transco will also have interests in a number of other telecommunications businesses and energy related infrastructure services companies.

3.	Business strategy

The core skills of National Grid Transco will lie in the design, construction, system operation and maintenance, regulatory management and customer service activities associated with operating complex networks. The Merged Group will utilise the complementary assets and skills of the combined businesses of National Grid Group and Lattice Group to create value for shareholders and benefits for customers within the framework of incentive-based regulatory environments and competitive markets. National Grid Transco will be primarily focused on regulated electricity and gas networks. These are stable businesses, capable of generating cash and earnings to support the Merged Group’s investment strategy and its progressive dividend policy, described in section 11 below.

The National Grid Transco Directors believe that they can create shareholder value from continued efficiency improvements arising from cost savings and the use of new technology. The Merger will generate savings in the UK from the elimination of duplicate head office costs and other central costs and from combining the support services provided to the regulated electricity and gas businesses. Prospects for future outperformance of regulatory targets and improving returns will be enhanced by additional savings generated from the progressive combination of certain activities of the two UK transmission businesses, sharing of best practice and financial synergies.

Significant synergies are also expected to be available over time by the sharing of best practice between the UK and the US businesses.

The National Grid Transco Directors intend to utilise the increased financial capacity of the Merged Group and its combined expertise in operating both gas and electricity networks to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe. The National Grid Transco Directors believe that, outside the UK, National Grid Transco can create additional value in electricity and gas distribution by offering high-quality customer service and in electricity and gas transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

National Grid Transco intends to withdraw from its existing investments in alternative telecommunications network operators and related businesses. However, the National Grid Transco Directors believe that there are attractive opportunities to leverage the Merged Group’s infrastructure skills and assets in the UK and the US to provide towers and other sites and related infrastructure services to the mobile telecommunications industry.

4.	Benefits arising from the Merger

The directors of National Grid and Lattice believe that the Merger will create a business which is able to generate significant benefits for shareholders from opportunities in a number of areas:

4.1	Utilisation of complementary skills to maximise value for shareholders and customers

Since the respective privatisations of National Grid and, in the case of Lattice, British Gas plc, both National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice are confident of exceeding their current regulatory efficiency targets, which took effect from April 2001 for National Grid and April 2002 for Transco.

National Grid Group and Lattice Group share a complementary set of core skills and the Merger will provide an opportunity to improve the co-ordination of the operations of their respective electricity and gas delivery businesses.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least £100 million by the end of the first full financial year following the completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head

Part II — Letter from the Chairman of National Grid
office costs, other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses. Additional savings are expected to be achievable from the progressive combination of certain activities of the two UK transmission businesses, further sharing of best practice and further financial synergies.

4.2	Financial impact

The Merger is expected to enhance earnings per share (before exceptional items) for both National Grid Shareholders and Lattice Shareholders in the first full financial year following completion of the Merger(1). The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid’s full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities particularly in the US.

Pro forma financial information for the Merged Group can be found in Part IV of this document.

4.3	Enhanced growth opportunities

National Grid has a proven track record in creating significant value for shareholders through expansion in the US and, following recent acquisitions, including that of Niagara Mohawk which was completed earlier this year, is one of the largest energy delivery companies in the north-eastern US.

The US is the world’s largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks. The increased financial capacity of the Merged Group, combined with expertise in managing both gas and electricity networks, should enable it to continue to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe as markets are liberalised and structural reforms are implemented.

National Grid Group and Lattice Group utilise their skills and assets to provide infrastructure services to the mobile telecommunications industry in the UK. Combining the two companies’ activities in this area will create the third largest independent provider of towers and other sites to the mobile telecommunications industry in the UK. The complementary geographic fit is expected to enhance growth opportunities by offering broader coverage. National Grid Transco will continue National Grid Group’s development of a similar business in the US.

5.	Current trading and prospects
5.1	National Grid

On 30 May 2002, National Grid announced its preliminary results for the year ended 31 March 2002.

In the UK, National Grid continues to demonstrate its expertise in the operation of complex regulated networks. This core business made excellent progress during the financial year ended 31 March 2002 and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represented an important step in the continuing development of National Grid’s US business. National Grid will continue to take advantage of opportunities provided by its rate plans and integration synergies to improve performance and to achieve its target returns.

Since 31 March 2002, National Grid has continued to perform well. On 13 June 2002, National Grid Company announced the issue of RPI-linked bonds in an aggregate amount of £400 million with maturities between 2018 and 2032. The net proceeds of the issue will be used for general corporate purposes. The National Grid Directors’ confidence in the strength and prospects of the business allows them to confirm their aim to deliver sustained growth in dividends per share (expressed in sterling) of 5 per cent. per annum in real terms for each year to 31 March 2006.

(1)	The statement that the Merger will be earnings per share enhancing for National Grid Shareholders and Lattice Shareholders should not, however, be interpreted to mean that earnings per share in the first full financial year following completion of the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.
7

5.2	Lattice

Lattice’s over-riding strategic priority is to outperform Transco’s new regulatory targets, whilst maintaining the drive for continuous improvement in safety, reliability and service.

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services will be operated on a national basis to maximise economies of scale.

Over the duration of the new price control period, Transco is expected to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs. The Lattice Directors remain confident that further outperformance should be achievable.

With regard to telecommunication interests, SST is expected to generate a positive operating cash flow during the course of the financial year ending 31 March 2003. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

The Lattice Enterprises’ portfolio will continue to be actively managed, nurturing those growth opportunities complementary to energy delivery.

Since 31 March 2002, Lattice has continued to perform well.

5.3	National Grid Transco

Based on the current performance of both National Grid and Lattice (which, following completion of the Merger, will form National Grid Transco), combined with the expected benefits of the Merger, the National Grid Transco Directors have confidence in the prospects for the Merged Group.

6.	Board of directors

The Board of National Grid Transco will be drawn from the Boards of both National Grid and Lattice. The proposed members of the National Grid Transco Board are:

Chairman (Non-executive)	Sir John Parker*
Deputy Chairman (Non-executive)	James Ross
Group Chief Executive	Roger Urwin
Group Finance Director	Steve Lucas*
Group Director	Edward Astle
Group Director	Steven Holliday
Group Director	Colin Matthews*
Group Director	Rick Sergel
Group Corporate Affairs Director	John Wybrew*
Non-executive Director	John Grant
Non-executive Director	Kenneth Harvey*
Non-executive Director	Bonnie Hill
Non-executive Director	Paul Joskow
Non-executive Director	Stephen Pettit*
Non-executive Director	George Rose*
* New National Grid Transco Directors
It is anticipated that the Group Directors of National Grid Transco will have the following roles and responsibilities:

•	Edward Astle will be responsible for all of the Merged Group’s infrastructure services, the majority of the businesses currently forming Lattice Enterprises, and the Merged Group’s remaining telecommunications businesses;

•	Steven Holliday will be responsible for National Grid Group’s UK electricity transmission business and for bringing this together with Transco’s National Transmission and Trading;

•	Colin Matthews will be responsible for Transco’s distribution networks and Metering and Meter Reading services; and

•	Rick Sergel will be responsible for National Grid Group’s US utility businesses.
8

Part II — Letter from the Chairman of National Grid

7.	Employees

National Grid Group and Lattice Group attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. As far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid Group and Lattice Group will be fully safeguarded.

8.	Summary of the terms of the Merger

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger on 22 April 2002.

The Merger is to be implemented by way of the Lattice Scheme. Under the terms of the Lattice Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders and their existing Lattice Shares will be cancelled. Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the basis of 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time, and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Upon completion of the Merger, Lattice will become a wholly-owned subsidiary of National Grid. National Grid will change its name to National Grid Transco and will retain its listings on both the London Stock Exchange and the New York Stock Exchange. The Special Shareholder will retain the National Grid Special Share, the rights of which will be amended, principally to reflect National Grid Transco’s ownership of Transco. Under the terms of the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid to the Special Shareholder and the Lattice Special Share will be cancelled.

Upon completion of the Merger, the issued share capital of National Grid Transco will be approximately 3,100 million National Grid Transco Shares of which National Grid Shareholders and Lattice Shareholders will hold approximately 57.3 per cent. and approximately 42.7 per cent. respectively, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

9.	Inducement fee

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an inducement fee agreement under which each party agrees to pay the other a fee of £60 million if certain events occur which result in the Merger not completing in accordance with its terms. Further details of the inducement fee agreement are set out in section 10.1.2(a) of Part VII of this document.

10.	Conditions, consents and timing

The Merger is subject to the conditions and further terms set out in Part VI of this document, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice as described below, sanction of the Lattice Scheme by the Court and satisfaction of certain regulatory conditions, as described below.

The Merger will require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid EGM. Special resolutions to change the name of National Grid to National Grid Transco and to adopt the National Grid Transco Articles will also be proposed at the National Grid EGM. The National Grid Transco Articles incorporate changes to the rights of the Special Shareholder, principally to reflect National Grid

Transco’s ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum aggregate amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. At the National Grid EGM, an ordinary resolution will also be proposed to approve the 2002 Share Plan.

The implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. The statutory majority required to approve the Lattice Scheme at the Lattice Court Meeting is a simple majority in number of the Lattice Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. of the number of Lattice Shares held by Lattice Shareholders who vote at the Lattice Court Meeting. The Lattice Court Hearing is expected to be held in autumn 2002. Lattice Shareholders will have the opportunity to attend the Lattice Court Hearing, to support or oppose the Lattice Scheme and to appear in person or be represented by Counsel. At the Lattice EGM, a special resolution will be proposed to approve the implementation of the Lattice Scheme. In order to pass the special resolution, not less than 75 per cent. of the votes cast by Lattice Shareholders must be in favour of the resolution.

The Lattice Scheme can only become effective if all the conditions to which the Lattice Scheme is subject have been satisfied or waived by no later than 31 March 2003, or such later date, if any, as National Grid and Lattice may agree and the Court may allow. The Lattice Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Lattice Scheme becomes effective, the terms will be binding on all Lattice Shareholders, irrespective of whether they attended the Lattice Court Meeting and irrespective of the manner in which they voted.

In addition, the Merger cannot be completed until National Grid and Lattice have received to their satisfaction, acting reasonably, certain regulatory and other consents and approvals in the UK and the US. In the UK, the required regulatory approvals include the Secretary of State not referring the Merger or any matter arising therefrom or related thereto to the Competition Commission. A decision by the Secretary of State is expected during July 2002. A further condition of the Merger is that any modification sought by the Authority to the licences held by Transco and National Grid Company is on terms satisfactory to both Lattice and National Grid, acting reasonably. The Authority has undertaken an initial consultation about regulatory issues arising from the Merger and this may, in time, lead to further consultation about licence modifications. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as the holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as the holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission. In addition, the Secretary of State has given these consents without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

The only regulatory approval outstanding in the US is authorisation from the SEC under the Public Utility Holding Company Act of 1935 in respect of the amount that National Grid may invest in utility companies outside the US and the financing arrangements for such investments. In reviewing National Grid’s application, the SEC will consider whether the financing arrangements would have an adverse impact on the financial integrity of National Grid, any US utility subsidiary of National Grid, such subsidiary’s customers, and the ability of US state regulatory commissions to protect such utility subsidiaries and customers. The SEC will also consider the financial performance of National Grid’s UK utility operations and its telecommunications investments. National Grid believes that the SEC will authorise the financing of the Merger, although there can be no assurance that this authorisation will be granted. National Grid believes that the SEC will issue its authorisation during autumn 2002, but there is no statutory deadline by which the SEC must act on National Grid’s application.

It is expected that the Lattice Scheme will become effective and that the Merger will complete during autumn 2002.

11.	Year end and dividends

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.

As has been previously announced, Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Lattice Scheme, will rank pari

Part II — Letter from the Chairman of National Grid

passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

Following completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid’s progressive dividend policy, which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid’s full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003, expected to be announced at the time of its interim results for the six months ending 30 September 2002.

If the Merger is approved by National Grid Shareholders and Lattice Shareholders but does not become effective prior to the announcement of National Grid’s interim results for the six months ending 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will receive an interim dividend from Lattice on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent. of the dividend declared per National Grid Share for the period. The amount of this dividend is consistent with the exchange ratio under the Merger and will reflect National Grid’s current dividend policy.

12.	National Grid Transco share plans

12.1	Proposed National Grid Transco Performance Share Plan 2002

The remuneration committee of National Grid is seeking shareholder approval at the National Grid EGM for the 2002 Share Plan in order to ensure that it will have sufficient flexibility to set and operate an appropriate remuneration policy for senior executives within the Merged Group. The 2002 Share Plan will replace a similar Lattice share scheme in respect of which no awards will be made after completion of the Merger.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. The remuneration committee of National Grid Transco will consider whether, and if so how, to operate the 2002 Share Plan in conjunction with the existing National Grid Share Plans. It will do so in the context of ensuring that senior executives of the Merged Group continue to receive competitive, but not excessive, levels of remuneration which provide an appropriate balance between fixed and incentive pay and between short-term and long-term incentives and which, in its view, are in the overall best interests of all shareholders.

The remuneration committee’s policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of National Grid Transco and shareholders will be given an opportunity to vote on that policy as part of the Directors’ remuneration report at future AGMs of National Grid Transco.

The key feature of the 2002 Share Plan is that recipients may receive an award of National Grid Transco Shares at the discretion of the remuneration committee of National Grid Transco worth up to 1.25 x base salary each year. In determining the actual level of awards, the remuneration committee of National Grid Transco will have regard both to external market practice and the level of awards (if any) under the National Grid Share Plans. Awards will not be made to the same participants in the same financial year under all three of National Grid Transco’s discretionary share incentive plans. Any awards under the 2002 Share Plan will normally only vest if challenging performance criteria (set at the date of award) are satisfied and the participant remains employed by the Merged Group for a period of at least three years. While it is for the remuneration committee to determine appropriate performance criteria, it is not currently envisaged that awards will normally vest at all unless National Grid Transco’s total shareholder return is at least at the median of an appropriate comparator group and will not fully vest unless its total shareholder return is at least in the upper quartile. The remuneration committee will not operate the 2002 Share Plan without first consulting the Association of British Insurers and National Grid Transco’s principal shareholders regarding the terms of its operation.

A summary of the 2002 Share Plan is set out in section 8 of Part VII of this document.

12.2	National Grid Share Plans

Completion of the Merger will not affect the National Grid Share Plans.

12.3	Lattice Share Schemes

Following completion of the Merger, no further awards will be made under the Lattice Share Schemes except in respect of the Lattice Group All Employee Share Ownership Plan under which further awards may be made. Any such further awards will be over National Grid Transco Shares.

13.	Listings, dealings and settlement information

National Grid Transco will have its primary listing on the London Stock Exchange. Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange’s market for listed securities. The expected timetable will be finalised following satisfaction or waiver of the final regulatory condition to the Merger and upon agreement with the Court. National Grid Shareholders will be notified of the finalised timetable by announcement via the Regulatory News Service of the London Stock Exchange. It is expected that Admission will become effective and that dealings for normal settlement in the New National Grid Transco Shares will commence on the Lattice Scheme Effective Date (which is expected to be during autumn 2002). National Grid Transco will maintain National Grid’s listing of ADSs on the New York Stock Exchange.

On the Lattice Scheme Effective Date Lattice Shares will cease to be listed on the Official List. The last day of dealings in Lattice Shares on the London Stock Exchange will be the last business day before the Lattice Scheme Effective Date.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates, which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form through ADR certificates will also retain their ADR certificates, which will remain valid as ADRs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADRs issued and any previously outstanding ADR certificates presented for registration of transfer will be issued in the name of National Grid Transco.

It is expected that, shortly following completion of the Merger, details will be sent to National Grid Transco Shareholders of a share dealing facility.

14.	National Grid EGM

The National Grid EGM is to be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.30 a.m. (or, if later, immediately following the National Grid AGM to be held at 11.00 a.m.) on Tuesday, 23 July 2002 at which the following resolutions will be proposed:

1.	an ordinary resolution to approve the Merger, to increase the authorised share capital of National Grid and to authorise the National Grid Directors to allot the maximum number of New National Grid Transco Shares that could be required to be allotted under the Lattice Scheme;

2.	a special resolution to change National Grid’s name to National Grid Transco plc;

3.	a special resolution to adopt the National Grid Transco Articles;

4.	an ordinary resolution to authorise the National Grid Transco Directors to allot National Grid Transco Shares generally;

5.	a special resolution to authorise the National Grid Transco Directors to allot National Grid Transco Shares for cash, otherwise than on a pre-emptive basis;

6.	a special resolution to authorise the National Grid Transco Directors to make market purchases of National Grid Transco Shares; and

7.	an ordinary resolution to approve the new 2002 Share Plan.

Resolution 1 seeks approval for an increase in the share capital of National Grid to £500,000,001, being approximately a 100 per cent. increase in the authorised share capital of National Grid, in order to create the shares that are needed to be issued in connection with the Lattice Scheme. Resolution 1 also seeks authority for the National Grid Directors to issue up to 1,400,000,000 shares in National Grid, which represents approximately 79 per cent. of National Grid’s issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), to the existing shareholders of Lattice in connection with the Lattice Scheme. The authority will expire on the conclusion of the Annual General Meeting of National Grid Transco to be held in 2003.

Part II — Letter from the Chairman of National Grid

Resolution 2 seeks approval to change National Grid’s name to National Grid Transco plc, to reflect the structure of the Merged Group.

Resolution 3 seeks approval to adopt the National Grid Transco Articles, principally to reflect National Grid Transco’s ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. A summary of the principal differences between the National Grid Articles and the National Grid Transco Articles is set out in section 9 of Part VII of this document.

Resolution 4 gives the Company general authority to issue up to an additional 1,000,000,000 shares, which represents approximately 56 per cent. of National Grid’s issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), provided that the authority is limited to one-third of the shares in issue following completion of the Merger. This authority complies with guidelines currently in place to ensure investor protection. Other than in connection with the Merger and except as needed to satisfy the exercise of options or satisfaction of awards under the Company’s share plans and in respect of the Exchangeable Bonds, the Board has no current intention of issuing new shares. The authority will expire on 22 July 2007.

Resolution 5 seeks shareholder approval for the waiving of their statutory pre-emption rights and allows, in limited circumstances, for the issue of shares for cash without them being offered to shareholders first up to a maximum nominal amount of £15,000,000, representing approximately 8 per cent. of National Grid’s issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), provided that the authority is limited to five per cent. of the shares in issue following completion of the Merger. This resolution complies with guidelines currently in place to ensure investor protection. The Board has no plans at present to issue any shares for cash.

Resolution 6 seeks authority to purchase a maximum of 310,000,000 shares or such lesser number as represents 10 per cent. of National Grid’s issued share capital following completion of the Merger. The minimum price per share which may be paid for any such shares is 10 pence and the maximum price per share is no more than 5 per cent. above the average of the middle-market quotation for an ordinary share according to the Daily Official List for the five business days before the purchase is made. The Board will use this authority only if, in light of market conditions prevailing at the time, it believes that the effect of any purchase will be to increase earnings per share and will be in the best interests of shareholders. Other investment opportunities, appropriate gearing levels and the overall financial position of National Grid Transco will be taken into account in reaching such a decision. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly. As at the date of this notice, options were outstanding over 18,077,882 ordinary shares in National Grid, representing approximately 1.0 per cent. of its existing issued share capital. If the proposed authority were used in full, shares over which options are outstanding would represent approximately 1.2 per cent. of National Grid Transco’s adjusted issued share capital.

Resolution 7 seeks approval for the new 2002 Share Plan, which is summarised in section 8 of Part VII of this document.

The Merger is conditional on the passing of resolutions 1 to 3. Resolutions 2 to 7 are conditional on the Lattice Scheme becoming effective. Your attention is drawn to the notice of the National Grid EGM set out at the end of this document which contains notes explaining each of these resolutions.

National Grid’s Articles require that all special resolutions are decided on a poll rather than on a show of hands. Accordingly, all shareholders present in person or by proxy can vote on these resolutions. Therefore, if you cannot attend the National Grid EGM it is important to appoint a proxy as your votes will count. As Chairman of the National Grid EGM, I will call a poll on the special resolutions, numbered 2, 3, 5 and 6, details of which are set out in the notice of National Grid EGM.

15.	Action to be taken

National Grid Shareholders

Shareholders will find enclosed with this document a Form of Proxy (Card C) for use at the National Grid EGM.
Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and, in any event, so as to arrive no later than 11.30 a.m. on Sunday, 21 July 2002. The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admittance card (Card A) with you. Instructions on how to complete the Form of Proxy are set out at the end of this document.

The Form of Proxy can be revoked or amended at any time up to 11.30 a.m. on Sunday, 21 July 2002. If you wish to amend or revoke your Form of Proxy after you have returned it to Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at the address given above.

If you have previously registered for a shareview portfolio you may appoint a proxy for the National Grid EGM electronically by logging on to the website at www.shareview.co.uk and clicking on “Company Meetings”. Alternatively, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. You will need your Voting Reference Numbers (the three 8-digit numbers) printed on the Form of Proxy. Full details of the procedures are given on the websites. If you wish to use the internet, the proxy appointment and voting instructions must be received by Lloyds TSB Registrars no later than 11.30 a.m. on Sunday, 21 July 2002 for the National Grid EGM. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

The use of Lloyds TSB Registrars’ internet proxy appointment and voting instruction service (the “Internet Service”) in connection with the National Grid EGM, is governed by Lloyds TSB Registrars’ conditions of use of this service. These conditions are legally binding.

When the Voting Reference Numbers are entered and the icon “GO” is clicked the user will be deemed to confirm that he:

(a)	is registering to use the Internet Service;

(b)	has the right to vote his National Grid Shares; and

(c)	has read, understood and agreed to be bound by the conditions of use.

Material particulars of the conditions governing the use of the Internet Service are set out in section 14 of Part VII of this document. The conditions are set out in full on the website at www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Numbers printed on the Form of Proxy.

If you are a National Grid Shareholder and would like any further help or information please call the shareholder helpline, free for calls from the UK, on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Friday. For legal reasons, this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice.

National Grid ADS holders

National Grid ADS holders who appear on the register of The Bank of New York should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the voting instruction card to National Grid Group plc, PO Box 11244, New York, NY 10203 – 0244, USA as soon as possible and in any event to be received by no later than 3.00 p.m. (New York time) on Friday, 19 July 2002. Alternatively, a holder of National Grid ADSs may vote electronically by lodging their vote at www.proxyvotenow.com/ngg or, by using a touch-tone telephone, calling 1-866-849-8138 and following the simple recorded instructions.

The voting instruction card can be revoked or amended at any time up to 3.00 p.m. (New York time) on Friday, 19 July 2002. If you wish to revoke or amend your voting instruction card after you have returned it, you should contact the Depositary at the address given above or telephone the ADS holder helpline listed below.

If you are a National Grid ADS holder and would like any further help or information please call the ADS holder helpline, toll free for calls from the US, on 1-800-466-7215 (or, from outside the US, 1-610-312-5315) between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday. For legal reasons this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice.

If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the procedure and deadline by which your voting instructions must be returned.

The Lattice Directors have also recommended Lattice Shareholders to vote in favour of the Lattice Scheme and the resolutions relating to the Merger to be proposed at the Lattice Court Meeting and the Lattice EGM. If you are also a Lattice Shareholder you will have received separate instructions as to what actions you should take in respect of those holdings.

16.	Listing Particulars

A copy of the Listing Particulars relating to National Grid prepared in accordance with the Listing Rules has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the

Part II — Letter from the Chairman of National Grid

Financial Services and Markets Act 2000. The Listing Particulars are available on the National Grid website at www.nationalgrid.com and copies are available, free of charge, by application to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by calling the shareholder helpline on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Friday, at any time prior to completion of the Merger. A copy of the Listing Particulars may also be obtained from the registered office of National Grid Group plc, 15 Marylebone Road, London NW1 5JD or the offices of N M Rothschild & Sons Limited, New Court, St. Swithin’s Lane, London EC4P 4DU during normal business hours or any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. In addition, a copy of the document may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. A copy will also be available for inspection at the National Grid EGM. Holders of National Grid ADSs may obtain a copy of the Listing Particulars free of charge by contacting the ADS holder helpline on 1-800-466-7215 in the US (or, from outside the US, 1-610-312-5315).

17.	Recommendation

The Board, which has been advised by Rothschild, considers the terms of the Merger to be fair and reasonable to National Grid. In providing advice to the National Grid Board, Rothschild has taken into account the National Grid Board’s commercial assessments. The National Grid Board considers the Merger and the Resolutions to be in the best interests of National Grid Shareholders as a whole.

The Board therefore unanimously recommends that National Grid Shareholders vote, and that holders of National Grid ADSs exercise their voting rights, in favour of the Resolutions to be proposed at the National Grid EGM as the Directors intend to do in respect of their own beneficial holdings which amount to 227,766 National Grid Shares in aggregate.

Yours faithfully,

James Ross
Chairman
National Grid Group plc

PART III

INFORMATION ON LATTICE GROUP

1.      Introduction
After completion of the Merger, as described in Part II of this document, National Grid Transco will continue to undertake the current operations and activities of National Grid and will also undertake the operations and activities of Lattice Group as described below.

1.1      Overview of Lattice Group
The principal activities of Lattice Group are the ownership, operation and development of the substantial majority of the natural gas transportation network in Britain through its wholly-owned subsidiary, Transco. Gas is transported on behalf of approximately 45 gas “shippers” either to consumers or third party pipeline systems. Transco’s transportation services are predominantly provided to one customer, British Gas Trading Limited, a subsidiary of Centrica plc. Transco’s activities provided 95.2 per cent. of Lattice Group’s turnover in the fifteen month period to 31 March 2002.

The transportation system comprises approximately 4,100 miles of high pressure National Transmission System (“NTS”) pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines.

Transco’s regulated activities are separated into three main areas:

•	National Transmission and Trading, which is responsible for the commercial and operational management for gas flows through Transco’s network;
•	the Regional Networks, which are responsible for investment in and maintenance of the local gas pipeline network; and
•	Metering and Meter Reading services, which provide metering, meter reading and associated services.

Lattice Group also owns a number of asset and services businesses not subject to price regulation, which are managed through Lattice Enterprises, as well as a number of telecommunications interests, principally SST and 186k.

1.2      Transco
1.2.1      Regulatory framework
The supply, transportation and shipping of gas in Britain are the subject of the licensing and regulatory regime of the Gas Act and the Utilities Act and are regulated by the Authority established by the Utilities Act. Transco is authorised to transport gas under the terms of the Transco Licence.

1.2.2      Revenues
The level of revenue that may be received from the supply of services is set out in Transco’s five year price control determined by the Authority and either agreed by Transco or, in the event of referral, by the Competition Commission. The current price control regime takes into account, among other factors, an assessment of Transco’s operating costs, capital expenditure, cost of capital and transportation volumes.

(i)      Development of the price control for the current regulatory period (1 April 2002 – 31 March 2007)
The current price control was agreed in principle with the Authority in the second half of 2001, and came into force with effect from 1 April 2002. The final text of the Transco price control is currently being agreed with the Authority with the intention of this being completed as soon as possible.

The current price control is expected to run for five years from 1 April 2002. Separate price controls exist for the NTS and Metering and Meter Reading services. The Authority has expressed the intention to publish an initial consultation on disaggregating the existing local distribution zone (“LDZ”) price controls which it is expected will result in there being separate price controls for each of the Regional Networks. The creation of separate price controls will provide the Merged Group with flexibility and structural options for the future.

A new element within Transco’s price control was the introduction, from 1 April 2002, of an incentives regime for the efficient operation of the NTS. Incentive schemes set Transco performance targets in the key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also require it to share the costs where targets are not met.

Part III — Information on Lattice Group

(ii)      The current price control — return on regulatory assets
The regulatory value (“RV”) represents the net investment made by debt and equity investors in Transco’s regulated assets. In order to establish the allowable return which can be made by Transco, the Authority applies to the RV a rate of return estimated to be required by these investors. The RV is depreciated to reflect the consumption of the regulated assets. As at 31 March 2002, the aggregate RV of Transco was £13.3 billion.

The current price control has resolved the issue regarding the method of valuation of Transco’s asset base with the Authority, providing assurance on the continuation of the current approach in the valuation of the transportation assets on which Transco is entitled to earn a regulated return. Transco has been given a pre-tax real rate of return of 6.25 per cent. for the transportation business and a pre-tax capped real rate of return of 7.0 per cent. for Metering and Meter Reading services.

1.3      Restructuring programme
To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale. Over the duration of the new price control period, Lattice Group expects Transco to generate at least £230 million of outperformance against its regulatory targets, which recovers its restructuring costs.

1.4      Lattice Enterprises
Lattice Group owns a number of asset and services businesses, which are not subject to price regulation. These include: Advantica, a technology and systems solutions business; Lattice Property, which manages Lattice Group’s extensive occupied estate and surplus property portfolio (except Transco’s operational land); The Leasing Group, which provides leasing and vehicle management services; First Connect, a company that provides gas connection services to the national pipeline infrastructure under a service provider contract with Transco; and Lattice Energy Services, which provides an independent, multi-utility infrastructure service to industrial and commercial customers. Lattice Enterprises continues to actively manage this portfolio, nurturing those growth opportunities complementary to energy delivery.

1.5      Telecommunications
Lattice Group owns a number of telecommunications interests, principally SST and 186k. SST acquires, builds, leases and manages sites for base stations and radio masts, in support of the wireless telecommunications networks in Britain. 186k owns and manages an optical fibre network of approximately 1,250 miles connecting 20 centres of demand for high capacity broadband transmission and related telecommunications services. It offers connectivity services and internet protocol services.

In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale.

1.6      Health, safety and environment
Lattice Group is committed to promoting a positive safety culture and remaining at the forefront of good practice in its management of this crucial aspect of its operations. Lattice Group’s aim is to eliminate all work-related illnesses of, and prevent injuries to, those engaged in Lattice Group’s operations and the public. A key activity is the identification and management of health and safety risks to the public and to employees across the range of Lattice Group occupations. Many of Lattice Group’s operations are potentially hazardous and so excellence in occupational health and safety practice is critical to Lattice Group’s operations.

Lattice Group aspires to achieve the highest standard of resource efficiency and environmental performance from its operations. The approach to the environment is shaped via a framework of strategic objectives, namely to: manage all activities within the framework of a formal environmental management system; reduce relative levels of emissions, discharges and waste; and reduce the relative use of environmentally sensitive resources throughout the business. Lattice Group companies have nineteen environmental management systems which have been certified to ISO 14001.

2.      Financial Information Relating to Lattice Group
Financial information for the 15 months ended 31 March 2002 and the two 12 month periods ended 31 December 2000 and 1999
Introduction
The financial information set out in this section has been extracted without material adjustment from the audited consolidated financial statements of Lattice for the 12 months ended 31 December 2000 (‘2000 accounts’) and the 15 months ended 31 March 2002 (‘2002 accounts’). The 2000 accounts were the first statutory consolidated accounts prepared by Lattice following the Demerger. The financial information for the 12 months ended 31 December 1999 is extracted without material adjustment from the Accountants’ Report set out in the listing particulars relating to Lattice dated 15 September 2000 and from the comparatives to the 2000 accounts.

Restatement of prior periods
(a)      Accounting convention
In accordance with FRS 18 ‘Accounting Policies’ and following Transco’s latest price control review, the directors have reviewed the accounting principles of Lattice Group during the 15 months ended 31 March 2002 and decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. The comparative information for the 12 months ended 31 December 2000, as included in the 2002 accounts, has been restated accordingly. Under modified historical cost accounting, the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been reduced by £221m to £243m (12 months ended 31 December 2000 reduction of £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increase of £6,609m to £5,597m). For further information regarding modified historical cost results and net assets, see note 30.

(b)      FRS 19 Deferred Tax
FRS 19 was issued on 7 December 2000, and has been implemented during the 15 months ended 31 March 2002. In the 2002 accounts, comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. The 31 December 2000 modified historical cost and 31 December 1999 information has not been restated for FRS 19. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 historical cost basis £19m) and increased net liabilities as at 31 March 2002 by £599m (31 December 2000 historical cost basis £670m).

Basis of preparation and accounting principles
(a)      Basis of preparation
During the 15 months ended 31 March 2002, to improve the transparency of Lattice Group’s performance, the financial year end was changed from 31 December to 31 March. This aligns Transco’s reported results with its regulatory year. Accordingly, the financial information shown in this report includes the consolidated financial information for the 15 months ended 31 March 2002 of Lattice Group. The comparative information provided in the financial information is for the two 12 month periods ended 31 December 2000 and 1999. The principal entities included within the financial information are shown in note 29.

Lattice Group has also changed the basis of preparation of its accounts (see above). The accounts have been prepared in accordance with applicable accounting standards, and for the 15 months ended 31 March 2002 have been prepared under historical cost principles, as modified for the revaluation of investment properties. The 2000 accounts were prepared on a modified historical cost basis and were restated on an historical cost basis in the 2002 accounts and are presented under both accounting principles in the financial information following. The information for the 12 months ended 31 December 1999 as included in the 2000 accounts was prepared on a modified historical cost basis and has been presented on that basis in the financial information following.

The financial information for the two 12 month periods ended 31 December 1999 and 2000 was prepared on a merger basis. Lattice Group demerged from BG Group on 23 October 2000. The following summarises the accounting and other principles that were applied in preparing the 2000 accounts on a merger basis:

Part III — Information on Lattice Group

–	the 2000 accounts for Lattice Group were prepared as if the continuing operations of Lattice Group were in existence for the whole of 1999 and 2000;

–	as well as costs borne directly by Lattice Group, the results within the financial information include a share of corporate head office costs which were historically recharged by BG Group to its underlying business segments. These principally comprise costs of the following head office departments: Finance, Secretariat and Legal, Human Resources and Corporate Affairs as well as other corporate recharges such as pension and share scheme costs. The level of charges may not have been representative of costs incurred following the Demerger;

–	net interest includes net interest payable on the net debt of BG Group and its subsidiary undertakings which were attributed to Lattice Group. Interest charges may not have been representative of costs incurred following the Demerger;

–	exchange differences on foreign currency debt included in shareholders’ funds in 1999 were offset against those arising on overseas assets of BG Group and its subsidiary undertakings. Lattice Group did not have any foreign currency assets at the time and swapped all foreign currency borrowings into sterling obligations following the 1999 corporate restructuring and refinancing of BG which became effective on 13 December 1999 (“1999 Refinancing”);

–	the tax charge for Lattice Group was based on certain assumptions that were applied to provide a reasonable estimate of the tax charge that would have existed had it been a separate business. Historical tax charges presented may not have been representative of tax charges that would have been incurred had the Lattice Group businesses not formed part of BG Group and its subsidiary undertakings or of charges incurred following the Demerger; and

–	all capital and reserves movements, excepting movements to the revaluation reserve, were stated on a pro forma basis as shown in note 24.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Under modified historical cost principles, Lattice Group valued Transco’s regulatory assets at depreciated replacement cost (see “Tangible fixed assets” below), or, where lower, the estimated value in use (see “Impairment of fixed assets” below). Transco’s regulatory assets are those assets which are subject to a regulatory regime in Britain. Revalued assets include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

For further information on the differences between modified historical cost and historical cost profit, see note 30.

(b)      Basis of consolidation
In accordance with the principles of merger accounting, as set out in FRS 6 ‘Acquisitions and Mergers’, the financial information for the 12 month periods ended 31 December 1999 and 31 December 2000 has been prepared as if Lattice Group had been in existence throughout 1999 and 2000. Information in respect of the transactions made in connection with the Demerger is shown in note 1 to the financial information following. Only the continuing operations of Lattice Group that were demerged on 23 October 2000 are consolidated in the financial information. The results of undertakings acquired post-Demerger are consolidated from the date when control passed to Lattice. The results of undertakings disposed of post-Demerger are consolidated to the date when control passed from Lattice.

The financial information comprises a consolidation of the accounts of Lattice and its subsidiary undertakings and incorporates the results of its share of joint ventures and associated undertakings on an equity basis.

Lattice Group’s principal subsidiary undertaking, Transco, which operates the substantial majority of the gas distribution network in Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Lattice Group management from exercising control of the business or rights over the subsidiary undertaking’s assets and management and hence Transco’s results have been consolidated. Transco is registered with the SEC in the US in respect of listed debt securities. Transco therefore publishes additional information based on US accounting principles in the 20-F Statement that is included within its report and accounts.

(c)     Intangible fixed assets
(i)      Goodwill
On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and the consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill which has a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the 15 months ended 31 March 2002, see note 13.

(ii)      Negative goodwill
Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

(iii)     Capitalised software
The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

(iv)      Telecommunications licences

The cost of telecommunications licences is capitalised in the balance sheet and amortised over their useful economic life on a straight-line basis.

(d)      Tangible fixed assets
In the 2002 and 2000 historical cost financial information, all categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation. In the 2000 accounts, Transco’s regulatory tangible fixed assets were included in the balance sheet at depreciated replacement cost or, where lower, the estimated value in use (see “Modified historical cost” and “Impairment of fixed assets” below). The 31 December 2000 and 1999 modified historical cost financial information that follows is prepared on this basis.

(i)      Historical cost
Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by Lattice and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on Lattice Group’s average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

(ii)      Modified historical cost
The following outlines the accounting policies applied to Transco’s regulatory tangible fixed assets prior to the policies adopted in the 2002 accounts:

(a)	land and buildings – based upon periodic valuation undertaken on a rolling basis by independent external chartered surveyors, determined on the basis of open market value for existing use;

Part III — Information on Lattice Group

(b)	mains and services, gas storage, plant and machinery and meters – a rolling five-year valuation, with interim valuations either quarterly or annually. Valuation was undertaken internally by qualified staff with full valuations reviewed externally. The valuation was based upon the application of calculated average unit replacement costs to the physical lengths or quantities used except some plant and machinery where valuation was based on the application of appropriate indices to their historical cost;
(c)	other tangible fixed assets – based upon historical cost.

(iii)      Depreciation
Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write-off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years (years ended 31 December 2000 and 1999 10 to 20 years)
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review in the 15 months to 31 March 2002 of meter lives, the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

(e)      Impairment of fixed assets
Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account.

Under modified historical cost, impairment of regulatory assets was recognised in the statement of total modified historical cost recognised gains and losses until the carrying amount of the asset was reduced to depreciated historical cost; thereafter impairment was recognised in the profit and loss account. In addition, changes in value in use were reported in the statement of total modified historical cost recognised gains and losses as unrealised surplus or loss on revaluation of tangible fixed assets.

For further details of the impairment reviews carried out in the 15 months ended 31 March 2002, see note 3.

(f)     Stocks
Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

(g)     Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

(h)     Deferred tax
FRS 19 ‘Deferred Tax’ has been implemented during the 15 months ended 31 March 2002. The 2000 historical cost figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. In the 2000 and 1999 modified historical cost information, the provision for deferred tax was accounted for on the partial provisioning basis required by SSAP 15. SSAP 15 states that deferred tax, in respect of accelerated capital allowances and other timing differences, is to be provided only to the extent that it was probable that a liability or asset would crystallise. The effect of this change in accounting policy on the results and net assets of Lattice Group is detailed in the “Restatement of prior periods” section on page 18.

(i)     Leases
Assets for use in Lattice Group’s businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by Lattice Group for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

(j)     Foreign currencies
Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

(k)     Financial instruments
Derivative instruments utilised by Lattice Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of Lattice Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

(l)     Turnover
Lattice Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Lattice Group undertakings, excluding those between them.

Total turnover is Lattice Group turnover together with Lattice Group’s share of its joint ventures’ turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Part III — Information on Lattice Group

Turnover within Transco in respect of sales of regulated transportation services, Lattice Group’s principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

(m)     Interest
Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

(n)     Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of Transco’s mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written-off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

(o)     Restructuring costs
Costs arising from the current Lattice Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which Lattice Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the 15 months ended 31 March 2002, see note 3.

(p)     Pensions
SSAP 24 ‘Accounting for Pension Costs’ requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees’ services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme (the “Pension Scheme”) is shown as an increase or decrease in the provision. Deferred tax and interest on this provision are accounted for in full.

FRS 17 ‘Retirement Benefits’, which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27.

(q)     Research and development
All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

(r)     Advertising expenditure
Advertising expenditure is written off as incurred.

Consolidated profit and loss account

			Historical cost				Modified historical cost

		Notes	15 months ended 31 Mar 2002 £m		12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 1999 £m

Turnover – Lattice Group and share of joint ventures			4,132		3,092		3,092		3,129
Less: share of joint ventures’ turnover	– continuing operations		(11)		(5)		(5)		—

Lattice Group turnover	– continuing operations		4,097		3,087		3,087		3,129
	– acquisitions		24		—		—		—
		2	4,121		3,087		3,087		3,129

Operating costs before exceptional items	– continuing operations		(2,679)		(1,905)		(2,030)		(1,848)
	– acquisitions		(38)		—		—		—
Exceptional items	– continuing operations	3, 4	(365)		(43)		(43)		(20)
			(3,082)		(1,948)		(2,073)		(1,868)

Lattice Group operating profit	– continuing operations		1,053		1,139		1,014		1,261
	– acquisitions		(14)		—		—		—
			1,039		1,139		1,014		1,261
Share of operating losses in joint ventures			(22)		(4)		(4)		—
Share of exceptional operating items in joint ventures		3	(48)		—		—		—

Total operating profit	– continuing operations		983		1,135		1,010		1,261
	– acquisitions		(14)		—		—		—

		2	969		1,135		1,010		1,261
Gain on sale of shares by employee
share plan	– continuing operations	3	50		—		—		—
Profit on disposal of other fixed assets	– continuing operations	3	73		25		15		37

Profit on ordinary activities		2	1,092		1,160		1,025		1,298
Net interest		6	(481)		(444)		(444)		(357)

Profit on ordinary activities before taxation			611		716		581		941
Tax on profit on ordinary activities(a)		7	(151)		(179)		(198)		(317)

Profit on ordinary activities after taxation			460		537		383		624
Minority interests			4		—		—		—

Profit for the financial period			464		537		383		624
Dividends		8	(315)		(246)		(246)		—

Transfer to reserves		24	149		291		137		624

Earnings per ordinary share – basic		9	13.3	p	15.5	p	11.0	p	17.7	p
Earnings per ordinary share – basic
excluding exceptional items		9	19.3	p	15.8	p	11.6	p	17.5	p
Earnings per ordinary share – notional adjusted		9		(b)		(b)	11.6	p	15.5	p
Earnings per ordinary share – diluted		9	13.2	p	15.4	p	11.0	p	—
Earnings per ordinary share – diluted
excluding exceptional items		9	19.1	p	15.7	p	11.5	p	—

(a)	The 15 months ended 31 March 2002 and the 12 months ended 31 December 2000 historical cost information reflects the implementation of FRS 19. The 12 months ended 31 December 2000 modified historical cost and the 12 months ended 31 December 1999 information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 18.
(b)	This information was not disclosed in the 2002 accounts and is therefore not included above.

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Part III — Information on Lattice Group

Consolidated statement of total recognised gains and losses

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period	464	537	383	624
Reduction in revaluation reserve on reclassification of investment properties	(50)	—	—	—
Unrealised gain on transfer of fixed assets to a joint venture (see note 12)	16	14	10	—
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	__	__	__
Unrealised surplus on revaluation of tangible fixed assets (see note 11)	—	—	376	16

Total recognised gains and losses for the financial period	426	551	769	640
Prior year adjustment(a)	(7,279)	—	—	—

Total recognised gains and losses	(6,853)	551	769	640

(a)	The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 18.

Note of profits and losses

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Reported profit on ordinary activities before taxation	611	716	581	941
Realisation of investment property revaluation gains of previous years	—	7	—	—
Modified historical cost adjustments:
Depreciation in excess of historical cost depreciation(a)	(c)	(c)	125	140
Disposal of tangible fixed assets adjustment(b)	(c)	(c)	17	39
	(c)	(c)	142	179

Historical cost profit on ordinary activities before taxation	611	723	723	1,120

Historical cost profit for the period retained after taxation, minority interests and dividends	149	298	279	803

(a)	Represents the additional depreciation necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.
(b)	Represents the difference between the modified historical cost and historical cost profit or loss on disposal.
(c)	Information is not applicable as accounts are presented on an historical cost basis.

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Balance sheets

		Historical cost		Modified historical cost

	Notes	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Fixed assets
Intangible assets:
– Goodwill and other	10	31	—	—	—
– Negative goodwill	10	(37)	—	—	—
– Net goodwill and other		(6)	—	—	—
Tangible assets	11	7,998	7,448	14,057	13,536
Investments in joint ventures:
– Share of gross assets	12	6	73	73	—
– Share of gross liabilities	12	(2)	(11)	(11)	—
		4	62	62	—
Other investments	12	9	10	10	7

		8,005	7,520	14,129	13,543
Current assets
Stocks	14	68	41	41	46
Debtors: amounts falling due within one year	15	378	638	638	745
Debtors: amounts falling due after more than one year	15	4	10	54	294
		382	648	692	1,039
Investments	16	234	223	223	422
Cash at bank and in hand		18	7	7	13

		702	919	963	1,520
Creditors: amounts falling due within one year
Borrowings	17 to 20	(598)	(1,371)	(1,371)	(1,823)
Other creditors	21	(1,328)	(1,027)	(1,027)	(757)
		(1,926)	(2,398)	(2,398)	(2,580)

Net current liabilities		(1,224)	(1,479)	(1,435)	(1,060)

Total assets less current liabilities		6,781	6,041	12,694	12,483
Creditors: amounts falling due after more than one year
Borrowings	17 to 20	(5,712)	(4,861)	(4,861)	(5,182)
Other creditors	21	(951)	(874)	(874)	(825)
		(6,663)	(5,735)	(5,735)	(6,007)
Provisions for liabilities and charges	22	(1,023)	(1,318)	(692)	(803)

Net (liabilities)/assets		(905)	(1,012)	6,267	5,673

Capital and reserves(a)
Called up equity share capital	23, 24	353	353	353	353
Other reserves	24	(5,719)	(5,731)	(5,731)	(5,771)
Revaluation reserve	24	—	50	6,659	6,429
Profit and loss account	24	4,468	4,322	4,992	4,665
Joint ventures and associated undertakings	24	(3)	(6)	(6)	(3)

Lattice Group shareholders’ (deficit)/funds		(901)	(1,012)	6,267	5,673
Minority interests		(4)	—	—	—

Total shareholders’ (deficit)/funds(b)		(905)	(1,012)	6,267	5,673

(a)	Capital and reserves for 1999 have been stated on a pro forma basis (see note 24).
(b)	The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 18.

Commitments and contingencies are shown in note 25.
The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Part III — Information on Lattice Group

Movements in Lattice Group shareholders’ funds

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period	464	537	383	624
Dividends	(315)	(246) (a)	(246)	—

	149	291	137	624
Issue of bonds on 1999 Refinancing	—	—	—	(1,509)
Other recognised gains and losses for the financial period(b)	(38)	14	386	16
Contribution to sharesave trust(c)	—	45	45	—
Currency translation adjustments(d)	—	—	—	(9)
Funding movement with BG	—	26	26	(1,052)

Net movement in shareholders’ funds/(deficit) for the financial period	111	376	594	(1,930)
Lattice Group shareholders’ (deficit)/funds as at beginning of period(e)	(1,012)	(1,388)	5,673	7,603

Lattice Group shareholders’ (deficit)/funds as at period end(e)	(901)	(1,012)	6,267	5,673

(a)	Includes £123m in respect of Lattice Group contribution to BG Group interim dividend.
(b)	See the “Consolidated statement of total recognised gains and losses” for an analysis of these amounts.
(c)	Represents contributions by BG Group to the Transco sharesave trust as part of the Demerger arrangements.
(d)	Currency translation adjustments in 1999 arising on foreign currency net debt are offset against those arising on overseas assets of BG Group prior to Demerger. Lattice Group swapped all foreign currency borrowings into sterling obligations following the 1999 Refinancing.
(e)	The change from the modified historical cost accounting convention has reduced Lattice Group’s net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced Lattice Group’s net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets at 31 March 2002 by £6,617m (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the “Restatement of prior periods” section on page 18.

Reconciliation of modified historical cost and historical cost net assets/(liabilities)

	As at 31 Dec 2000 £m		As at 31 Dec 1999 £m

Modified historical cost net assets	6,267		5,673
Revaluation surplus(a)	(6,659)		(6,429)

Historical cost net liabilities	(392)	(b)	(756)

(a)	Represents revaluation of Transco’s regulatory assets at 31 December 2000 of £6,609m (31 December 1999 £6,372m) and investment properties of £50m (31 December 1999 £57m).
(b)	The adjusted balance does not agree to the net liabilities figure as shown under the 2000 historical cost information as the modified historical cost figures do not reflect the implementation of FRS 19 or the revaluation of investment properties of £50m.

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Consolidated cash flow statement

			Historical cost		Modified historical cost

			15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
	Notes

Operating activities:
Cash inflow from operating activities before exceptional items	28	(a)	2,238	1,542	1,542	1,092
Net expenditure relating to exceptional items	28	(a)	(74)	(36)	(36)	(35)

Net cash inflow from operating activities	28	(a)	2,164	1,506	1,506	1,057

Net cash outflow from returns on investments and servicing of finance	28	(b)	(398)	(444)	(444)	(395)
Net cash outflow from taxation			(248)	(202)	(202)	(162)
Net cash outflow from capital expenditure and financial investment	28	(c)	(1,228)	(633)	(633)	(344)
Net cash outflow from acquisitions and disposals	28	(d)	(22)	(5)	(5)	(7)
Equity dividends paid(a)			(249)	(123)	(123)	—

Net cash inflow before the management of liquid resources and financing activities			19	99	99	149
Net cash (outflow)/inflow from the management of liquid resources	28	(e)	(11)	198	198	7

Net cash inflow before financing activities			8	297	297	156
Net cash outflow from financing activities	28	(f)	(36)	(297)	(297)	(153)

Net (decrease)/increase in cash in the period(b)(c)			(28)	—	—	3

(a)	In 2000, represents a dividend paid to BG Group in respect of Lattice Group contribution to BG Group 2000 interim dividend.
(b)	The acquisition of Stoner during 2001 contributed a £3m inflow to Lattice Group’s net decrease in cash in the 15 months ended 31 March 2002.
(c)	The acquisition of control of SST during 2001 contributed a £8m inflow to Lattice Group’s net decrease in cash in the 15 months ended 31 March 2002.

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Part III — Information on Lattice Group

Reconciliation of net borrowings

			Historical cost		Modified historical cost

			15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
	Notes

Net borrowings at the beginning of the period			(6,002)	(6,570)	(6,570)	(3,785)
Net (decrease)/increase in cash in the period			(28)	—	—	3
Net cash outflow/(inflow) from the management of liquid resources	28	(e)	11	(198)	(198)	(7)
Net cash outflow/(inflow) from changes in borrowings and lease financing	28	(f)	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing			—	—	—	(1,509)
Other movements:
– Accretion of interest			(15)	(34)	(34)	(10)
– Debt issue expenses			(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings			(56)	—	—	—
– Other adjustments			—	(1)	(1)	(9)
			(75)	(36)	(36)	(10)

Net borrowings at the end of the period			(6,058)	(6,002)	(6,002)	(6,570)

	Notes		£m	£m	£m	£m

Represented by:
– Cash at bank and in hand			18	7	7	13
– Current asset investments	16		234	223	223	422
– Gross borrowings:
– Short-term borrowings	17		(598)	(1,371)	(1,371)	(1,823)
– Long-term borrowings	17		(5,712)	(4,861)	(4,861)	(5,182)
			(6,310)	(6,232)	(6,232)	(7,005)

			(6,058)	(6,002)	(6,002)	(6,570)

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Analysis of changes in financing during the year

Share capital	Notes	Historical cost		(a)	Modified historical cost

		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 2000 £m	(a)	12 months ended 31 Dec 1999 £m	(a)

Opening and closing share capital	23	353	353		353		353

(a) Opening share capital for 2000 and opening and closing share capital for 1999 is stated on a pro forma basis.

			Historical cost		Modified historical cost

			15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m (a)	12 months ended 31 Dec 2000 £m (a)	12 months ended 31 Dec 1999 £m (a)

Gross borrowings(a)	Notes

Gross borrowings at the beginning of the period			(6,232)	(7,005)	(7,005)	(4,221)
(Increase)/decrease in bank overdraft			(39)	6	6	(6)
Net cash outflow/(inflow) from change in borrowings and lease financing	28	(f)	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing			—	—	—	(1,509)
Other movements:
– Accretion of interest			(15)	(34)	(34)	(10)
– Debt issue expenses			(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings			(56)	—	—	—
– Other adjustments			—	—	—	(6)
			(75)	(35)	(35)	(7)

Gross borrowings at the end of the period	17		(6,310)	(6,232)	(6,232)	(7,005)

(a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Net cash at the beginning of the period	(1)	(1)	(1)	(6)
Net (decrease)/increase in cash in the period	(28)	—	—	3
Exchange adjustments	—	—	—	2

Net cash at the end of the period(a)	(29)	(1)	(1)	(1)

(a)	Cash represents cash at bank and in hand of £18m at 31 March 2002, £7m at 31 December 2000 historical cost and modified historical cost and £13m at 31 December offset by bank overdrafts of £47m at 31 March 2002, £8m at 31 December 2000 historical cost and modified historical cost and £14m at 31 December 1999.

The “Basis of preparation and accounting principles” on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Part III — Information on Lattice Group

NOTES TO THE ACCOUNTS

1. Accounting convention, merger accounting, change in accounting for meters and new accounting standards
Accounting convention
As previously stated, Lattice Group has changed its accounting convention from modified historical cost to historical cost as modified by the revaluation of investment properties in the 15 months ended 31 March 2002. In preparing the statutory account for the 15 months ended 31 March 2002, the comparative information for the 12 months ended 31 December 2000 has been restated accordingly and is presented under both accounting principles in the financial information following. For further information, see the “Restatement of prior periods” section on page 18 and note 30.

Merger accounting
On 23 October 2000, BG Group demerged certain businesses (grouped together under BG Transco Holdings plc) to Lattice. As explained on pages 18 and 19, “Basis of preparation and accounting principles”, the 2000 accounts were prepared as if Lattice Group had been in existence for the whole of 1999 and 2000 and only the continuing operations of those businesses have been consolidated. The profit on ordinary activities after taxation of the demerged businesses included within the 2000 accounts from 1 January to 23 October 2000 is £233m on a modified historical cost basis.

Upon Demerger, BG Transco Holdings plc was renamed Transco Holdings plc and the share capital of Transco Holdings was transferred to Lattice, who recorded its investment in Transco Holdings at the nominal value of shares issued to BG Group shareholders. In accordance with Sections 131 and 133 of the Companies Act, no premium was recorded on the shares issued. On consolidation, the difference between the nominal value of Lattice’s shares issued and the amount of share capital of Transco Holdings at the date of Demerger, was debited to opening other reserves.

Lattice was incorporated as a private company limited by shares on 29 December 1999 as Shelba Marketing Limited. On incorporation, it had authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which two ordinary shares were allotted and fully paid. On 29 August 2000, its name was changed to Lattice and it was re-registered as a public company on 30 August 2000. By a written resolution of the shareholders dated 29 August 2000, the 1,000 ordinary shares, were sub-divided into 10,000 ordinary shares of 10 pence each and the authorised share capital of Lattice was increased to £500,000,000.10 by the creation of 4,999,490,000 further ordinary shares of 10 pence each, one special share (the Lattice Special Share) of 10 pence and one redeemable preference share of £50,000. The redeemable preference share was allotted and paid up in full on 29 August 2000. On 4 December 2000, in accordance with Article 3.5.1, the redeemable preference share of £50,000 was redeemed, at which point it was sub-divided and redesignated as 500,000 ordinary shares of 10 pence each.

As part of a restructuring prior to the Demerger, Lattice Property, The Leasing Group, Lattice Insurance, Advantica and a number of other interests were transferred from BG Group to Transco Holdings on 16 July 2000. On 23 October 2000, the Demerger date, Lattice issued share capital to BG Group shareholders, totalling 3,528,147,798 ordinary shares of 10 pence each, on the basis of one Lattice share for each BG Group share, in consideration for the investment in Transco Holdings. Transco Holdings’ principal assets were its investments in Transco and the entities noted above. Subsequent to the Demerger, Lattice Group was itself restructured in December 2000 into two subsidiary groups, Transco Holdings and Lattice Group Holdings, to maintain the capital efficiency and transparency created for the utility by the 1999 Refinancing.

Shares in Lattice were officially admitted to the Official List of the London Stock Exchange and dealings commenced on 23 October 2000.

Change in accounting for meters
In response to the opening of the market to competition, the asset lives for meters were reviewed during the 15 months ended 31 March 2002. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco’s depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002. In addition, profit on sale of Transco’s fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m, leading to a reduction in profit on ordinary activities of £48m.

New accounting standards
FRS 16 Current Tax
FRS 16 was issued on 16 December 1999 and was adopted by Lattice Group in the 12 months ended 31 December 2000. FRS 16 requires that current tax should be accounted for in the profit and loss account unless it relates to an item accounted for in the statement of total recognised gains and losses, in which case the tax should also be accounted for therein. It also requires a number of disclosure changes in terms of the content of the notes to the accounts.

The adoption of FRS 16 has had no impact on the financial results or position of Lattice Group, as the specific changes in accounting treatment are not relevant to Lattice Group. The standard only impacts Lattice Group in terms of the content of disclosures which, in some cases, were already given in prior years as additional voluntary disclosures.

FRS 17 Retirement Benefits
FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27.

FRS 17 requires that the current service costs and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on Lattice Group’s financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information, see note 27.

FRS 18 Accounting Policies
FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of Lattice Group except as described under “Accounting convention” above.

FRS 19 Deferred Tax
As previously stated, FRS 19 has been implemented during the 15 months ended 31 March 2002. Comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. For further information, see the “Restatement of prior periods” section on page 18.

2. Segmental analysis
In 2001, Lattice Group operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for the 12 months ended 31 December 2000 under the historical cost convention has been restated accordingly. Transco is Britain’s primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and Lattice Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Britain. Overseas turnover, operating profit/(loss) and net assets are all in the US and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost £2m, £(2)m and £4m respectively).

Prior to the reorganisation in 2001, the business segments analysed were Transco, Other activities and Pension credit. The 2000 modified historical cost and 1999 figures presented below are shown on this basis. Other activities included Telecoms, Lattice Property, TLG, Advantica, Lattice Insurance and Lattice Energy Services. Turnover and operating profit were derived primarily from the same geographical source and destination, being Britain.

Part III — Information on Lattice Group

Lattice Group turnover – analysed by business segment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Transco	3,922	2,975	2,975	3,058
Telecoms	22	—	—	—
Lattice Enterprises	286	203	203	—
Other activities	—	—	—	124
Other corporate activities	14	8	8	—
Less: intra-group sales	(123)	(99)	(99)	(53)

	4,121	3,087	3,087	3,129

Total operating profit/(loss) – analysed by business segment

	Historical cost

	Excluding exceptional items	Exceptional items (a)	Total operating profit	Excluding exceptional items	Exceptional items (a)	Total operating profit

	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m

Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	—	(26)
Lattice Enterprises	11	(15)	(4)	1	—	1
Other corporate activities	11	—	11	(11)	(2)	(13)
Pension credit	56	—	56	90	—	90
Intra-group items	10	—	10	—	—	—

	1,382	(413)	969	1,178	(43)	1,135

	Modified historical cost

	Excluding exceptional items	Exceptional items (a)	Total operating profit	Excluding exceptional items	Exceptional items (a)	Total operating profit

	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m

Transco	999	(41)	958	1,180	(20)	1,160
Other activities	(36)	(2)	(38)	(7)	—	(7)
Pension credit	90	—	90	108	—	108

	1,053	(43)	1,010	1,281	(20)	1,261

(a) See note 3.

Profit on ordinary activities – analysed by business segment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Transco	1,308	1,068	924	1,143
Telecoms	(402)	(26)	—	—
Lattice Enterprises	81	63	—	—
Other activities	—	—	25	47
Other corporate activities(a)	61	(12)	—	—
Pension credit	56	90	90	108
Intra-group items	(12)	(23)	(14)	—

	1,092	1,160	1,025	1,298

(a)	Other corporate activities profit on ordinary activities for the 15 months ended 31 March 2002 includes a gain on sale of shares by an employee share plan of £50m (12 months ended 31 December 2000 historical cost £nil).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment(a)

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m		12 months ended 31 Dec 1999 £m

Transco	1,862	1,456		(b)		(b)
Telecoms	(64)	(22)		(b)		(b)
Lattice Enterprises	68	40		(b)		(b)
Other activities	—	—		(b)		(b)
Other corporate activities	12	(3)		(b)		(b)
Pension credit	56	90		(b)		(b)
Intra-group items	10	—		(b)		(b)

	1,944	1,561		(b)		(b)

(a)	Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.
(b)	This information was not disclosed in the 2000 accounts and is therefore not included above.

34

Part III — Information on Lattice Group

Depreciation and amortisation and capital expenditure – analysed by business segment

	Depreciation and amortisation				Capital expenditure

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Transco	464	332	332	330	965	658	658	419
Telecoms	18	—	—	—	361	32	—	—
Lattice Enterprises	57	39	—	—	177	107	—	—
Other activities	—	—	47	29	—	—	142	112
Other corporate activities and intra-group items	1	8	—	—	(5)	3	—	—

	540	379	379	359	1,498	800	800	531

Transco only:
– Depreciation in excess of historical cost depreciation	—	—	125	140

Modified historical cost depreciation	—	—	504	499

Net assets and gross assets – analysed by business segment

	Net assets/(liabilities)						Gross assets

	Historical cost				Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002 £m		As at 31 Dec 2000 £m		As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Transco	5,964		6,021		12,772	12,292	7,972	7,611	14,199	13,780
Net borrowings, net interest, tax and dividends	(7,219)		(7,595)		(7,086)	(6,673)	102	125	98	491

	(1,255)		(1,574)		5,686	5,619	8,074	7,736	14,297	14,271

Telecoms	(101)		360		—	—	310	454	—	—
Net borrowings, net interest, tax and dividends	147		(5)		—	—	225	1	—	—

	46		355		—	—	535	455	—	—

Lattice Enterprises	328		313		—	—	812	735	—	—
Net borrowings, net interest, tax and dividends	(4)		(37)		—	—	17	2	—	—

	324		276		—	—	829	737	—	—

Other activities	—		—		(69)	(118)	—	—	550	523
Net borrowings, net interest, tax and dividends	—		—		938	539	—	—	245	269

	—		—		869	421	—	—	795	792

Other corporate activities and intra-group items	(175)		(600)		—	—	(720)	(660)	—	—
Net borrowings, net interest, tax and dividends	180		819		—	—	(11)	171	—	—

	5		219		—	—	(731)	(489)	—	—

Pension provision	(25)		(288)		(288)	(367)	—	—	—	—

	(905	)(a)	(1,012	)(a)	6,267	5,673	8,707	8,439	15,092	15,063

(a)	The change from the modified historical cost accounting convention has reduced the net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). For further information, see the “Restatement of prior periods” section on page 18.

Net and gross assets for each business segment include inter-company balances due from other business segments.

Part III — Information on Lattice Group

3.	Exceptional items

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Exceptional operating items
– Restructuring costs	(65)	—	—	—
– Refinancing costs	—	—	—	(20)
– Impairment of fixed assets	(300)	—	—	—
– Demerger costs	—	(43)	(43)	—

	(365)	(43)	(43)	(20)

– Share of exceptional operating items of joint ventures	(48)	—	—	—

	(413)	(43)	(43)	(20)

Exceptional non-operating items
– Gain on sale of shares by an employee share plan	50	—	—	—
– Profit on disposal of other fixed assets	73	25	15	37

	123	25	15	37

Restructuring costs
Costs in the 15 months ended 31 March 2002 primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Refinancing costs
The balance in the 12 months ended 31 December 1999 relates to the 1999 Refinancing.

Impairment of fixed assets
During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 historical cost and modified historical cost £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecommunications market, the future of 186k is being reviewed. The directors are considering a number of options (including sale or partial sale), and consider appropriate to write down 186k’s assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write-down 186k’s tangible fixed assets to £89m.

Demerger costs
These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger. They include the costs of income tax and national insurance contributions which Lattice Group agreed to pay on behalf of employees (but not directors) on the restructuring of the BG Sharesave Scheme (£20m), £14m related to the costs of establishing a new corporate centre and £9m of other costs. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures
Share of exceptional operating items in joint ventures is Lattice Group’s share of SST exceptional operating charges made prior to SST becoming a wholly-owned subsidiary of Lattice Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Lattice Group’s share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Lattice Group’ share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average gross domestic product growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST’s performance therein.

Gain on sale of shares by an employee share plan
This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002.

4.	Operating costs

Lattice Group’s operating costs charged to the profit and loss account included:

	Historical cost		Modified historical cost
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Change in stock offinished goods and work in progress	—	(1)	(1)	—
Raw materials and consumables	281	177	177	145
Employee costs (see note 5(b))	763	473	473	402
Less:
– Own work capitalised	(56)	(43)	(43)	(35)
– Employee costs included within replacement and research and development expenditure below	(33)	(18)	(18)	(39)
– Lattice Group Sharesave Scheme costs included in Demerger costs below	—	(20)	(20)	—
	674	392	392	328
Amounts written off tangible fixed assets:
– Historical cost depreciation (see note 11)	531	369	369	351
– Depreciation on assets held underfinance leases (see note 11)	—	10	10	8
– Depreciation in excess of historical cost depreciation(a)	—	—	125	140
– Impairment (see note 3)	300	—	—	—
	831	379	504	499
Amortisation of intangible fixed assets (see note 10)	9	—	—	—
Other operating charges:
– Replacement expenditure	432	249	249	200
– Lease rentals
– Plant, machinery and equipment	—	—	—	1
– Land and buildings	4	15	15	16
– Research and development	14	19	19	40
– Restructuring costs (see note 3)	65	—	—	—
– Refinancing costs (see note 3)	—	—	—	20
– Demerger costs (see note 3)	—	43	43	—

(a)	Represents the additional depreciation necessary to bring historical cost depreciation up to a modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

The remuneration of Lattice Group’s auditors comprises:

	Historical cost		Modified historical cost
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Statutory audit fees	1.8	1.5	1.5	(a)
Other audit-related work	0.6	0.3	0.3	(a)
Audit-related fees	2.4	1.8	1.8	1.4
Taxation, regulatory advice and due diligence	1.6	0.4	0.4	(a)
Consulting and other services	3.6	0.3	0.3	(a)
Non-audit fees	5.2	0.7	0.7	3.6

Total fees	7.6	2.5	2.5	5.0

(a)	This information was not disclosed on the same basis in the 2000 accounts and has therefore been excluded above.

Lattice Group policy is to employ Lattice Group auditors on assignments additional to their statutory audit duties where their expertise and experience with Lattice Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services in the 15 months ended 31 March 2002 was primarily in respect of the implementation of a new accounting system.

Part III — Information on Lattice Group

5. (a)	Directors and employees Directors remuneration

The aggregate amount of emoluments paid to directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). The directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000. As at 31 March 2002, retirement benefits were accruing to four directors under a defined benefit scheme (31 December 2000 three directors).

(i) Total remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(a)

Fees to Non-executive directors(b)	185,417	25,768
Salaries(c)	1,865,591	235,713
Payment to departing director(d)	124,125	—
Benefits	97,378	9,821
Lattice Group Short Term Incentive Scheme – value of shares and cash awarded(e)	373,508	—
BG Group Employee Profit Sharing Scheme(f)	4,779	4,875

(a)	Figures represent emoluments from 23 October 2000 – the Demerger date
(b)	Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
(c)	Includes salary for non-executive chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
(d)	Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
(e)	Executive directors only.
(f)	Cash payment made in 2001 in respect of financial year 2000.

(ii) Individual remuneration

	Salary/fees				Taxable benefits (a)			Total
	15 months ended 31 Mar 2002 £	(b)	12 months ended 31 Dec 2000 £	(c)	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(c)	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £	(c)

Sir John Parker(d)	380,150		42,944		24,348	192		404,498	43,136
Phil Nolan(e)(f)	542,469		75,390		23,573	4,413		566,042	79,803
Steve Lucas(e)	484,495		53,441		15,748	2,279		500,243	55,720
Colin Matthews(g)	150,863		—		5,612	—		156,475	—
Nick Woollacott(h)	228,308		—		8,298	—		236,606	—
John Wybrew(e)(i)	581,718		63,938		19,799	2,937		601,517	66,875
Sir David Davies	37,500		4,772		—	—		37,500	4,772
Christopher Hampson	31,250		4,772		—	—		31,250	4,772
Kenneth Harvey	37,500		5,726		—	—		37,500	5,726
Stephen Pettit(h)	10,417		—		—	—		10,417	—
George Rose	37,500		5,726		—	—		37,500	5,726
Baroness Diana Warwick	31,250		4,772		—	—		31,250	4,772

(a)	Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
(b)	Includes awards under the Lattice Group Short Term Incentive Scheme for executive directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice’s second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Lattice Group Short Term Incentive Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
(c)	Figures represent emoluments from 23 October 2000 – the Demerger date.
(d)	Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as chief executive.
(e)	Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
(f)	Salary/fees includes a payment of £124,125 in recognition of Phil Nolan’s achievements against performance targets during the 12 months ended 31 December 2001.
(g)	Colin Matthews did not join Lattice until 1 November 2001, and received a cash award for the five months from 1 November 2001 to 31 March 2002.
(h)	Salary fees from date of appointment only, 1 November 2001.
(i)	John Wybrew was the highest paid director during the 15 months ended 31 March 2002.

Executive directors’ salaries
Executive directors’ salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

£

Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

The annual salaries from Demerger of the executive directors were as follows: Steve Lucas £280,000; Phil Nolan £395,000; and John Wybrew £335,000.

Phil Nolan
Phil Nolan resigned as chief executive with effect from 31 December 2001 to take up the post of chief executive of Eircom, the Irish telecommunications group. Sir John Parker has temporarily assumed the responsibilities of chief executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman
Sir John Parker’s appointment as a non-executive director and chairman has no fixed term, but he is entitled to 12 months’ notice of termination of his appointment. Prior to 1 February 2002, the chairman was entitled to one month’s notice of termination of his appointment to that office. His pay, inclusive of his fees as a non-executive director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of chief executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new chief executive.

For the duration of his chairmanship of Lattice, he is entitled to the use of a car, fuel expenses, a driver and to personal accident insurance and family private medical insurance. He is not entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors’ service contracts
Executive directors
Each of the executive directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days’ annual holiday, financial advice, personal accident insurance, family private medical insurance and sick pay.

Each of the executive directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year’s current annual salary, and credit of one year’s additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive directors
The non-executive directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any non-executive directors who chair a committee of the Board receive an additional £5,000 per annum for each committee.

Part III — Information on Lattice Group

Directors’ interests in options over ordinary shares
The interests of the directors in share options held under the Lattice Group Sharesave Scheme were as follows:

15 months ended 31 March 2002	Options as at 1 Jan 2001	(a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002	(b)	Exercise price £	Earliest normal exercise date	Expiry date

Steve Lucas	—		—	—	—	—	—		—	—	—
Colin Matthews	—		—	—	—	—	—		—	—	—
Nick Woollacott	—		—	—	—	—	—		—	—	—
John Wybrew	8,209		—	—	—	—	8,209		1.18	01/03/04	31/08/04

(a)	As at date of appointment for Colin Matthews and Nick Woollacott.
(b)	The closing price of a Lattice ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice ordinary shares was 175.25p (high) and 128.50p (low).

Period ended 31 December 2000	Options as at 23 Oct 2000	(a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Dec 2000	(b)	Exercise price £	Earliest normal exercise date	Expiry date

Steve Lucas	—		—	—	—	—	—		—	—	—
Phil Nolan	—		8,209	—	—	—	8,209		1.18	01/03/04	31/08/04
John Wybrew	—		8,209	—	—	—	8,209		1.18	01/03/04	31/08/04

(a)	As at Demerger. As at their date of appointment, 1 September 2000, the directors held no options over Lattice shares.
(b)	The closing price of a Lattice ordinary share on the last day of trading of 2000 (29 December) was 151 pence. The range during the period from Demerger to the year end for Lattice ordinary shares was 156 pence (high) and 140 pence (low).

Directors’ interests in shares
 The directors’ interests in ordinary shares of Lattice at 31 March 2002 and 31 December 2000 were as follows:

31 March 2002	Beneficial interests ordinary shares(a)			Lattice Group Long Term Incentive Scheme notional allocation of shares(b)

	As at 1 Jan 2001	(c)	As at 31 Mar 2002	As at 1 Jan 2001	(c)	Allocated during the period	As at 31 Mar 2002

Sir John Parker	11,960		12,244	—		—	—
Steve Lucas(d)(e)	60,866		62,592	296,373		257,572	553,945
Colin Matthews(e)(f)	—		—	—		257,572	257,572
Nick Woollacott(d)(e)	104,221		140,824	202,632		257,572	460,204
John Wybrew(d)(e)	219,788		164,489	559,942		300,501	860,443
Sir John Davies	11,000		11,000	—		—	—
Christopher Hampson	10,331		10,577	—		—	—
Kenneth Harvey	2,000		2,099	—		—	—
Stephen Pettit	—		5,000	—		—	—
George Rose	—		13,400	—		—	—
Baroness Diana Warwick	1,333		1,364	—		—	—

(a)	Beneficial interest includes shares acquired pursuant to the Lattice Group All Employee Share Ownership Plan and BG Group employee profit sharing schemes.
(b)	A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).
(c)	As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.
(d)	Shares awarded under the Lattice Group Short Term Incentive Scheme which continue to be held are included above. See note (c) to the table ‘Individual remuneration for the year’ above.
(e)	As at 14 May 2002, 18,467,281 Lattice shares were held by the trustee of the Lattice Group All Employee Share Ownership Plan and 65,204 shares by the Lattice Group Employees Share Trust and each of the executive directors of Lattice by virtue of being, together with other employees of Lattice Group, a potential beneficiary under these trusts is taken to be interested in those shares.

(f)	In addition, on 2 November 2001, a notional allocation of 63,897 Lattice shares of 10p each was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement has been established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice Group to recover the pay as you earn and any National Insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable.

31 December 2000	Beneficial interests ordinary shares(a)		Beneficial interests bond packages(b)		Lattice Group Long Term Incentive Scheme notional allocation of shares

	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000	(c)	Allocated during 2000	(d)	As at 31 Dec 2000

Sir John Parker	1,960	11,960	—	—	—		—		—
Steve Lucas	60,866	60,866	—	—	83,300		213,073		296,373
Phil Nolan	103,092	103,092	1	1	286,850		300,585		587,435
John Wybrew	244,788	219,788	—	—	305,015		254,927		559,942
Sir David Davies	—	11,000	—	—	—		—		—
Christopher Hampson	5,331	10,331	—	—	—		—		—
Kenneth Harvey	2,000	2,000	—	—	—		—		—
George Rose	—	—	—	—	—		—		—
Baroness Diana Warwick	—	1,333	—	—	—		—		—

(a)	Interests shown are beneficial interests in the ordinary shares of Lattice. Ordinary shares in Lattice were acquired on 23 October 2000 as a result of the Demerger on the basis of one Lattice share for each BG Group share. Beneficial interest includes shares acquired pursuant to the BG Group employee profit sharing schemes at Demerger, on the basis of one Lattice share for each BG Group share, which will be held for eligible directors under the terms of the scheme and released at the same time as BG Group shares three years from the date of allocation. As at their date of appointment, 1 September 2000, the directors did not have any beneficial interests in Lattice shares.
(b)	Bond package is as defined in the scheme of arrangement as set out in the circular to BG shareholders dated 8 October 1999. As at 29 December 2000, the closing price of a bond package was 105.46% of its nominal value of £3,000.
(c)	A notional allocation of BG ordinary shares was made in October 1999. At Demerger, the allocations were reconstituted into replacement allocations over Lattice shares in such a way that their value was retained. The base price was £1.3073 and these awards are subject to the rules of the Lattice Group Long Term Incentive Scheme and would normally be released at the discretion of the trustees, subject to underlying financial performance, in October 2003.
(d)	A notional allocation of Lattice shares was made on 3 November 2000 under the Lattice Group Long Term Incentive Scheme at a base price of £1.3141. Figures for (c) and (d) represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and which would not vest until the expiry of the retention period (one further year).

Other interests
Changes in the interests of the directors in the share capital or debentures of Lattice or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows:

On 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the Lattice Group All Employee Share Ownership Plan.

There were no contracts of significance subsisting during, or at the end of, the financial period to which Lattice or any of its subsidiary undertakings is a party and in which any director is, or was, materially interested. Since 1 April 2002, Lattice has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions
All the executive directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Pension Scheme.

Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all executive directors are designed to give a pension equivalent to two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott’s appointment as an executive director, his pension accrued at a rate of one sixtieth of salary.

With employer’s consent, provided 10 years’ service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependant’s pension is payable on the death of an executive director, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant’s pension is payable equal to two-thirds of the executive director’s

Part III — Information on Lattice Group

pension, prior to exchanging any of it for a cash lump sum. Flat rate children’s benefits may be payable in addition to the dependant’s pension on death in service or death in retirement.

Directors’ pension provisions were as follows:

To 31 March 2002	Directors’ contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002	(a)	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age

Steve Lucas(a)(d)(e)	11.1	47	15		20.7	71.4	65
Colin Matthews(b)	3.7	45	5 /12		3.7	3.7	65
Phil Nolan(a)(c)(d)(e)	12.4	48	9		29.4	98.2	60
Nick Woollacott(a)(b)	3.7	54	24 9 /12		11.5	133.8	65
John Wybrew(e)	13.0	60	6		18.6	87.8	65

(a)	Includes pensionable service transferred from previous employments.
(b)	Appointed as an executive director with effect from 1 November 2001.
(c)	Information provided for Phil Nolan is at leaving date of 31 December 2001.
(d)	Due to clarification since December 2000 of the pension promises to executive directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
(e)	The increase in accrued pension allows for the effect of inflation.

To 31 December 2000	Directors’ contributions for part year to 31 Dec 2000 £000	(a)	Age at 31 Dec 2000	Years of pensionable service at 31 Dec 2000	(b)	Increase in pension for part year to 31 Dec 2000 £000	(a)	Total accrued annual pension at 31 Dec 2000 £000 pa	Retirement age

Steve Lucas(b)	1.6		46	13 9 /12		12.7		51.5	65
Phil Nolan(b)(c)	2.3		47	7 11/12		19.8		78.0	60
John Wybrew	1.9		59	4 9 /12		28.5		66.7	65

(a)	The increase in accrued pension is measured from 23 October 2000. The contributions shown are also from 23 October 2000.
(b)	Includes pensionable service transferred from previous employments.
(c)	The figures for Phil Nolan include an accrued pension amount of £21,687 per annum in respect of a recent transfer into the Pension Scheme.

External appointments
To broaden the experience of executive directors, it is normal Lattice policy to allow each director to accept a maximum of one external appointment as a non-executive director of another company, fees for which are retained by the individual director. As at 14 May 2002, none of the executive directors have any external appointments as a non-executive director.

(b) Employee costs

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Wages and salaries	644	440	440	413
Social security costs	55	39	39	36
Pension costs	93	23	23	23
Pension credit	(56)	(90)	(90)	(108)
Lattice Group Long Term Incentive Scheme (see note 5(d) below)	15	6	6	9
Lattice Group Short Term Incentive Scheme (see note 5(e) below)	4	—	—	—
Lattice Group Sharesave Scheme (see note 5(f) below)	—	20	20	—
Lattice Group All Employee Share Ownership Plan (see note 5(g) below)	8	—	—	—
BG Group Employee Profit Sharing Scheme (see note 5(h) below)	—	35	35	29

	763	473	473	402

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 historical cost and modified historical cost £430m; 12 months ended 31 December 1999 £367m) were charged to the profit and loss account and

£56m (12 months ended 31 December 2000 historical cost and modi fi ed historical cost £43m; 12 months ended 31 December 1999 £35m) were capitalised.

(c)	Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number

Transco	14,532	14,261	14,264
Telecoms	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—

	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

Information on share schemes set out under sections (d) to (k) below is in respect of shares in BG Group up to 23 October 2000, the date of the Demerger, and shares in Lattice Group after that date. Figures are in respect of Lattice Group participants in the schemes unless stated otherwise.

(d) Lattice Group Long Term Incentive Scheme
The Lattice Group Long Term Incentive Scheme ( “ Lattice LTIS ” ), which links the award of shares to executive directors and some other employees to total shareholder return, was introduced following Demerger. Under the terms of the Lattice LTIS, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. The number of shares eventually released to the participant depends on the performance of Lattice ’ s total shareholder return compared with that of other regulated and utility companies in the UK operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight-line basis between 40% and 100%. The remuneration committee will only decide that shares should be released if Lattice ’ s total shareholder return re fl ects sound underlying fi nancial performance.

Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). A notional allocation of BG ordinary shares was made to certain executive directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice LTIS. In November 2000 a notional allocation of Lattice Shares was made at a base price of £1.3141 and in November 2001, at a base price of £1.4559. Costs of the Lattice LTIS are charged to the pro fi t and loss account over the life of the allocation, based upon the likelihood of allocations under the Lattice LTIS. Charges up to the date of the Demerger are in respect of the BG Group Long Term Incentive Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modi fi ed historical cost £6m; 12 months ended 31 December 1999 £9m).

(e) Lattice Group Short Term Incentive Scheme
The Lattice Group Short Term Incentive Scheme ( “ Lattice STIS ” ) is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for executive directors, senior executives and some other employees. Under the Lattice STIS, performance targets such as the achievement of pro fi t and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value). The fi rst awards of shares under the Lattice STIS were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modi fi ed historical cost and 1999 £nil).

(f) Lattice Group Sharesave Scheme
Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 over 71m shares; 12 months ended 31 December 1999 nil shares). The Lattice Group Sharesave Scheme is Inland Revenue approved and hence, as permitted by Urgent Issues Task Force abstract 17

Part III — Information on Lattice Group

(revised 2000), no charge has been made to the pro fi t and loss account. The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

(g)	Lattice Group All Employee Share Ownership Plan

The Lattice Group All Employee Share Ownership Plan ( “ Lattice AESOP ” ) was activated in January 2001. The scheme grants both partnership shares, under which eligible employees are offered the opportunity to buy Lattice shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan ( “ Partnership Shares ” ) and free shares which from 2001, the Board has the option to award. The Lattice AESOP contains the statutory limit on the value of free shares that may be offered, which is currently a maximum of £3,000 per individual per annum. The fi rst awards under the Partnership Shares element were made in October 2001. The fi rst awards under the free shares element were made in March 2002. As at 31 March 2002, the Lattice AESOP held 33m ordinary shares in Lattice, of which 11m were held on behalf of employees under the free shares element of the Lattice AESOP and 2m were held on behalf of employees under the Partnership Shares element of the Lattice AESOP. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the pro fi t and loss account (12 months ended 31 December 2000 historical cost and modi fi ed historical cost and 1999 £nil).

Shares held by the BG Qualifying Employee Share Ownership Trust, established in 1997 by BG to satisfy exercises of options under the BG Sharesave Scheme, were transferred for a total of £2.00 to the trustee of the Lattice AESOP immediately prior to Demerger. The transfer was made in direct proportion to the number of employees of each of the demerged entities. Accordingly, 29m BG Group ordinary shares were transferred to the Lattice AESOP. On demerger, the Lattice AESOP received a Lattice ordinary share for every BG Group ordinary share received under these transfers. During the 15 months ended 31 March 2002, the 29m ordinary shares in BG Group were sold for £78m realising a gain on disposal of £50m.

(h) BG Group Employee Profit Sharing Scheme
The charge of £35m in the 12 months ended 31 December 2000 under historical cost and modi fi ed historical cost (12 months ended December 1999 £29m) relates to the BG Group Employee Pro fi t Sharing Scheme. Lattice does not operate an employee pro fi t sharing scheme and there was, therefore, no charge in the 15 months ended 31 March 2002.

(i)	Summary of movements in share options

	Lattice Group Sharesave Scheme options m	BG Sharesave Scheme options m

1999
Outstanding as at 1 January 1999	—	46
Granted	—	9
Exercised	—	(1)
Lapsed	—	(2)

Outstanding as at 31 December 1999	—	52

Exercisable as at 31 December 1999	—	1
Option price range as at 31 December 1999 (£)	—	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85

2000
Outstanding as at 1 January 2000	—	52
Granted	71	—
Exercised	—	(32)
Lapsed	—	(19)

Outstanding as at 31 December 2000	71	1

Exercisable as at 31 December 2000	—	—
Option price range as at 31 December 2000 (£)	1.18	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85

2001
Outstanding as at 1 January 2001	71		(a)
Granted	11		(a)
Exercised	—		(a)
Lapsed	(3)		(a)

Outstanding as at 31 March 2002	79		(a)

Exercisable as at 31 March 2002	—		(a)
Option price range as at 31 March 2002 (£)	1.18-1.29		(a)
Option price range for exercised options (£)	1.18		(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(j)	Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £

Outstanding as at 1 January 2000	—	1.86
Granted	1.18	—
Exercised	—	1.71
Lapsed	—	2.07
Outstanding as at 31 December 2000	1.18	2.25

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £

Outstanding as at 1 January 2001	1.18		(a)
Granted	1.29		(a)
Exercised	1.18		(a)
Lapsed	1.19		(a)
Outstanding as at 31 March 2002	1.19		(a)

(a)	This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(k)	Analysis of share options

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life

As at 31 March 2002
Lattice Group Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths

As at 31 December 2000
Lattice Group Sharesave Scheme options	2000	71	1.18	2004/6	4yrs 3mths

6.	Net interest

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Interest payable:
– On loans wholly repayable within five years	143	215	215	247
– On loans any part repayable after five years	347	226	226	92
Interest payable on transportation prepayment	24	11	11	24
Finance lease charges/(income)	1	(2)	(2)	1
Interest receivable	(43)	(24)	(24)	(26)

	472	426	426	338
Add: unwinding of discount on environmental costs provision (see note 22)	21	19	19	19
Less: capitalised interest	(13)	—	—	—

Net interest payable/(receivable) – Lattice Group	480	445	445	357
Net interest payable/(receivable) – Joint ventures	1	(1)	(1)	—

	481	444	444	357

Part III — Information on Lattice Group

7.	Taxation

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000 excluding exceptional items	12 months ended 31 Dec 2000	12 months ended 31 Dec 2000	(a)	12 months ended 31 Dec 1999	(a)
	£m	£m	£m	£m	£m		£m

Current tax:
– UK – current corporation tax at 30% (2000 30%; 1999 30.25%)	207	198	184	176	176		220
Deferred tax:
– Origination and reversal of timing differences	72	(25)	50	50	22		97
– Discounting deferred tax provision	(44)	(22)	(47)	(47)	—		—

Tax on profit on ordinary activities	235	151	187	179	198		317

(a)	Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 historical cost 25.5%). Based upon the historical cost results, the effective tax rate for the 12 months ended 31 December 1999 was 28.3%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 historical cost and modi fi ed historical cost £8m; 12 months ended 31 December 1999 charge of £7m). Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 historical cost £187m; 12 months ended 31 December 2000 modi fi ed historical cost and 12 months ended 31 December 1999 information was not included in the 2000 accounts) and the historical cost pro fi t on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m; 12 months ended 31 December 1999 historical cost information was not included in the 2000 accounts).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	Historical cost								Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items	(a)	15 months ended 31 Mar 2002	(a)	12 months ended 31 Dec 2000 excluding exceptional items	(a)	12 months ended 31 Dec 2000	(a)	12 months ended 31 Dec 2000	(b)	12 months ended 31 Dec 1999	(b)
	£m		£m		£m		£m		£m		£m

Modified historical cost profit on ordinary activities before taxation		(c)		(c)		(c)		(c)	581		941
Modified historical cost adjustments		(c)		(c)		(c)		(c)	142		179

Historical cost profit on ordinary activities before taxation	901		611		734		716		723		1,120

Corporation tax at UK statutory rates on historical cost profit	270		183		220		215		217		337
Effect on tax charge of:
– Origination and reversal of timing differences	(72)		25		(50)		(50)		—		—
– Permanent differences	9		(10)		14		11		11		—
– Depreciation and other timing differences	—		—		—		—		(30)		(20)

Current tax charge	207		198		184		176		198		317

Origination and reversal of timing differences	72		(25)		50		50		—		—
Discounting deferred tax provision	(44)		(22)		(47)		(47)		—		—

Tax charge	235		151		187		179		198		317

(a)	The 2002 and 2000 historical cost figures reflect the impact of FRS 19. For further information, see the “Restatement of prior periods” section on page 18.
(b)	Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.
(c)	This information was not disclosed in the 2002 accounts as they were prepared on an historical cost basis, therefore no reconciliation from modified historical cost was necessary.

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	Historical cost				Modified historical cost

	15 months ended 31 Mar 2002 excluding exceptional items (a)	15 months ended 31 Mar 2002 (a)	12 months ended 31 Dec 2000 excluding exceptional items (a)	12 months ended 31 Dec 2000 (a)	12 months ended 31 Dec 2000	(b)	12 months ended 31 Dec 1999	(b)
	%	%	%	%	%		%

UK corporation tax rate	30.0	30.0	30.0	30.0	30.0		30.3
Effect on tax charge of:
– Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)	—		—
– Permanent differences	1.0	(1.7)	1.9	1.6	1.5		—
– Depreciation and other timing differences	—	—	—	—	(4.1)		(2.0)

Historical cost effective current tax rate	23.0	32.4	25.1	24.6	27.4		28.3
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0	—		—
Discounting deferred tax provision	(4.9)	(3.6)	(6.4)	(6.6)	—		—

Historical cost effective tax rate	26.1	24.7	25.5	25.0	27.4		28.3

(a)	The 2002 and 2000 historical cost figures include the impact of FRS 19. For further information, see the “Restatement of prior periods” section on page 18.
(b)	Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Factors that may affect future tax charges

Based on the current capital investment plans, Lattice Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. Lattice Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for as at 31 March 2002 is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by Lattice Group, no tax is expected to be payable on them in the foreseeable future.

8.	Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	12 months ended 31 Dec 1999 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Ordinary shares:
– Interim dividend	3.6	3.5	—	126	123	—
– Second interim dividend	5.4	—	—	189	—	—
– Proposed final dividend	—	3.5	—	—	123	—

	9.0	7.0	—	315	246	—

The second interim dividend in 2002 includes 1.8p per ordinary share, £63m, to reflect the additional three months to March 2002, following the change in year end. The interim dividend in 2000 represents Lattice Group’s contribution to the BG Group 2000 interim dividend. In 1999, Lattice Group’s subsidiaries, while part of the BG Group of companies, made dividend

Part III — Information on Lattice Group

payments amounting to £177m for the 1999 interim dividend and £119m for the 1999 final dividend. Restrictions on the payment of dividends by Transco are set out in note 24.

9.	Earnings per ordinary share

Earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for Lattice Group of £464m (12 months ended 31 December 2000 historical cost earnings of £537m; 12 months ended 31 December 2000 modified historical cost earnings of £383m; 12 months ended 31 December 1999 modified historical cost earnings of £624m), by 3,478m (12 months ended 31 December 2000 3,470m; 12 months ended 31 December 1999 3,529m, being the expected maximum number of shares in issue upon Demerger, as estimated in the Demerger listing particulars relating to Lattice dated 15 September 2000), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of Lattice Group.

	Historical cost

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3)	413	11.9	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	6.0	10	0.3

Earnings before exceptional items	670	19.3	547	15.8

	Modified historical cost

	12 months ended 31 Dec 2000		12 months ended 31 Dec 1999

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	383	11.0	624	17.7
Exceptional operating items (see note 3)	43	1.2	20	0.6
Exceptional non-operating items (see note 3)	(15)	(0.4)	(37)	(1.0)
Tax impact of exceptional items	(8)	(0.2)	7	0.2
Total adjustments	20	0.6	(10)	(0.2)

Earnings before exceptional items	403	11.6	614	17.5

Adjustment in respect of the 1999 Refinancing
Interest on bonds issued by Transco Holdings	—	—	(104)	(2.9)
Tax impact of interest on bonds issued by Transco Holdings	—	—	31	0.9

Earnings notional adjusted(a)	403	11.6	541	15.5

(a)	Modified historical cost earnings per ordinary share in 1999 was calculated on the maximum number of shares expected to be in issue at the time of Demerger. This figure was after an 8 for 9 share capital reduction on the issue of bonds as part of the 1999 Refinancing. However, earnings for 1999 do not include the full annual cost of the debt element of that refinancing, being interest on the £1.5bn bonds. Adjustment for this would lower 1999 basic and adjusted modified historical cost earnings per ordinary share by 2p. This 1999 notional modified historical cost earnings per ordinary share is more comparable with 2000.

The earnings used to calculate diluted earnings per ordinary share are the same as those for the historical cost earnings and modified historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust. No comparatives have been presented for the 12 months ended 31 December 1999 as there were no dilutive potential ordinary shares in 1999 (see note 1).

	Historical cost

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000

	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3)	413	11.8	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	5.9	10	0.3

Earnings before exceptional items	670	19.1	547	15.7

In the 2000 accounts, the calculation of diluted earnings per share was not presented for the 12 months ended 31 December 2000 on a modified historical cost basis. Only the resulting earnings per share figures as shown on the “Consolidated profit and loss account” were given.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m

Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	—

Diluted	3,516	3,485

Part III — Information on Lattice Group

10. Intangible fixed assets

	Goodwill £m		Negative goodwill £m (a)	Net goodwill £m	Capitalised software £m	(b)	Tele- communications licences £m	(c)	Total £m

Cost
As at 1 January 2000 and 2001	—		—	—	—		—		—
Acquisition of subsidiary undertakings (see note 13)	24	(d)	(37)	(13)	4		—		(9)
Additions	—		—	—	—		7		7
Other movements	5		—	5	—		—		5

As at 31 March 2002	29		(37)	(8)	4		7		3

Amortisation
As at 1 January 2000 and 2001	—		—	—	—		—		—
Charge for the period	7		—	7	—		2		9

As at 31 March 2002	7		—	7	—		2		9

Net book value as at 31 March 2002	22		(37)	(15)	4		5		(6)

Net book value as at 31 December 2000	—		—	—	—		—		—

(a)	Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.

(b)	Capitalised software is amortised over a period of 3 years, representing its expected useful life.

(c)	Telecommunications licences are amortised over a period of 15 years, representing their expected useful life.

(d)	Included in the goodwill balance of £24m is £12m relating to Lattice Group’s original 50% share of purchased goodwill held by the SST joint venture and £12m goodwill arising on the acquisition of Stoner. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11. Tangible fixed assets

			Historical cost

	As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Adjustment for segmental presentation £m	As at 1 Jan 2000 £m		Additions £m	Disposals and transfers £m	As at 31 Dec 2000 £m	(a)(b)

Land and buildings
– Transco regulatory assets	365	(308)	—	57		9	(2)	64
– Investment properties	89	—	—	89	(c)	—	(14)	75	(c)
– Other	349	—	—	349		23	(82)	290
	803	(308)	—	495		32	(98)	429
Mains and services	23,732	(17,692)	—	6,040		348	—	6,388
Gas storage	744	(609)	—	135		1	(5)	131
Plant and machinery	2,240	(862)	—	1,378		105	(18)	1,465
Meters	1,747	(136)	—	1,611		126	(323)	1,414
Motor vehicles and office equipment	824	—	—	824		188	(169)	843

Gross cost	30,090	(19,607)	—	10,483	(c)	800	(613)	10,670	(c)

Analysis of total:
– Transco	29,497	(19,607)	—	9,890		658	(450)	10,098
– Telecoms	—	—	—	—		27	—	27
– Lattice Enterprises	—	—	593	593		108	(210)	491
– Other corporate activities and group items	—	—	—	—		7	47	54
– Investment properties	89	—	(89)	—		—	—	—
– Other	504	—	(504)	—		—	—	—

	30,090	(19,607)	—	10,483		800	(613)	10,670

	Depreciation								Net historical cost		Modified historical cost

	As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Adjustment for segmental presentation £m	As at 1 Jan 2000 Historical cost £m	Provision for the year Historical cost £m	Disposals and transfers Historical cost £m	As at 31 Dec 2000 Historical cost £m	(a)(b)	As at 31 Dec 2000 £m		As at 31 Dec 2000 £m

Land and buildings
– Transco regulatory assets	32	(21)	—	11	3	(1)	13		51		354
– Investment properties	—	—	—	—	—	—	—		75		75
– Other	204	—	—	204	10	(24)	190		100		100
	236	(21)	—	215	13	(25)	203		226	(d)	529	(d)
Mains and services	13,222	(11,791)	—	1,431	107	(2)	1,536		4,852		11,265
Gas storage	662	(591)	—	71	3	(5)	69		62		81
Plant and machinery	1,425	(850)	—	575	41	(14)	602		863		839
Meters	552	18	—	570	88	(317)	341		1,073		971
Motor vehicles and office equipment	457	—	—	457	127	(113)	471		372		372

	16,554	(13,235)	—	3,319	379	(476)	3,222		7,448	(c)	14,057

Analysis of total:
– Transco	16,307	(13,235)	—	3,072	338	(433)	2,977		7,121		13,730
– Telecoms	—	—	—	—	—	—	—		27		—
– Lattice Enterprises	—	—	247	247	37	(38)	246		245		—
– Other corporate activities and group items	—	—	—	—	4	(5)	(1)		55		—
– Investment properties	—	—	—	—	—	—	—		—		75
– Other	247	—	(247)	—	—	—	—		—		252

	16,554	(13,235)	—	3,319	379	(476)	3,222		7,448	(c)	14,057

			Historical cost

	As at 1 Jan 2001 £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002 £m	(a)(b)

Land and buildings
– investment properties	75	—	—	(75)	—	(e)
– other	354	63	90	(54)	453
Mains and services	6,388	—	547	2	6,937
Gas storage	131	—	—	—	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	—	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052

Gross historical cost	10,670	78	1,491	(322)	11,917

Analysis of total:
– Transco	10,098	—	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group items	54	—	(5)	(63)	(14)	(f)

	10,670	78	1,491	(322)	11,917

Part III — Information on Lattice Group

	Historical cost depreciation						Historical cost net book value

	As at 1 Jan 2001 £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002 £m	(a)(b)	As at 31 Mar 2002 £m		As at 31 Dec 2000 £m

Land and buildings
– investment properties	—	—	—	—	—		—		75	(c)(d)(e)
– other	203	8	—	(19)	192		261(c)	(d)	151	(d)
Mains and services	1,536	144	—	(2)	1,678		5,259		4,852
Gas storage	69	3	18	1	91		40		62
Plant and machinery	602	69	282	(3)	950		867		863
Meters	341	155	—	(43)	453		1,074		1,073
Motor vehicles and office equipment	471	152	—	(68)	555		497		372

	3,222	531	300	(134)	3,919		7,998		7,448

Analysis of total:
– Transco	2,977	464	50	(78)	3,413		7,540		7,121
– Telecoms	—	13	250	(3)	260		170		27
– Lattice Enterprises	246	53	—	(56)	243		305		245
– Other corporate activities and group items	(1)	1	—	3	3		(17)	(f)	55

	3,222	531	300	(134)	3,919		7,998		7,448

Interest of £13m has been capitalised during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts) on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts). Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information, see note 3.

(a)	The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 historical and modified historical cost £51m; 31 December 1999 modified historical cost £51m). The related accumulated depreciation was £nil (31 December 2000 historical cost and modified historical cost £34m; 31 December 1999 modified historical cost £24m).

(b)	The historical cost of assets held in Lattice Group’s capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 historical cost and modified historical cost £163m; 31 December 1999 modified historical cost £138m). The related accumulated depreciation was £54m (31 December 2000 historical cost and modified historical cost £42m; 31 December 1999 modified historical cost £27m).

(c)	Includes an additional amount from the historical cost figures presented in the 2000 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the “Reconciliation of modified historical cost and historical cost net assets/(liabilities)”.

(d)	The net historical cost of Lattice Group’s land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m

31 March 2002	205	4	52	261
31 December 2000	221	2	3	226
31 December 2000 (modified historical cost)	523	3	3	529
31 December 1999 (modified historical cost)	560	3	4	567

(e)	Land and buildings are no longer held for investment purposes and in the 15 months ended 31 March 2002 have therefore been reclassified under other land and buildings.

(f)	Primarily relates to the elimination of tower sites transferred from Transco to SST.

The following relates to the valuation of Lattice Group’s assets under modified historical cost accounting as reported in the 2000 accounts.

Transco operates under a regulatory regime and under modified historical cost accounting, its assets are valued at the lower of depreciated replacement cost or estimated value in use (see “Basis of preparation and accounting principles”).

Valuations of Transco’s regulatory assets have been undertaken on a rolling basis by both external and internal qualified staff. The external valuers and year of valuation are Faithfull and Gould, Project Managers and Cost Engineers (1999) and FPD Savilles, International Property Consultants (1997).

Other fixed assets and investment properties not attributable to Transco are not subject to regulatory control within Britain.

Valuations of investment properties are based upon an annual valuation by independent external chartered surveyors, determined on the basis of open market value. Valuations take into account estimated non-statutory decontamination costs.

The regulatory formula applies to the Transco asset base as a whole since it generates a single revenue stream and therefore impairment and value in use adjustments cannot be specifically or accurately attributed to individual classes of assets. However, FRS 15 requires that the impairment (£4,919m with effect from 1 April 1997) and subsequent value in use adjustments be apportioned to asset classes rather than as a deduction from total replacement cost. In this situation, the impairment and subsequent value in use adjustments have been set principally against mains and services. Although this does not affect the total net modified historical cost carrying value of tangible fixed assets, carrying values for each individual class of asset are therefore stated on a best endeavours basis.

In the 12 months ended 31 December 2000, a modified historical cost revaluation of £1,388m and depreciation revaluation of £1,012m, totalling £376m was reported within the “Consolidated statement of total modified historical cost recognised gains and losses”. Transco’s fixed assets are shown on a statutory basis, whereas the value in use valuation is based on Transco’s assets as a whole. As a result, modified historical cost may be less than historical cost for a statutory asset category without causing a charge to the profit and loss account.

The following table reconciles the net historical cost of tangible fixed assets to their net modified historical cost.

	Net book cost

	As at 1 Jan 2000 £m		Additions £m	Provision for year £m	Disposals and transfers £m	Revaluations £m	As at 31 Dec 2000 £m

Net historical cost	7,107	(a)	800	(379)	(130)	—	7,398	(a)
Revaluation surplus:
– Transco’ s regulatory assets
– Revaluation to net replacement cost	10,579		—	(125)	(14)	742	11,182
– Impairment(b)	(4,919)		—	—	—	—	(4,919)
– Value in use adjustment(c)	712		—	—	—	(366)	346
	6,372		—	(125)	(14)	376	6,609
– Investment properties	57		—	—	(7)	—	50

	6,429		—	(125)	(21)	376	6,659

Net modified historical cost	13,536		800	(504)	(151)	376	14,057

(a)	See note (c) to the 2000 fixed asset continuity for an explanation of the difference in the net book cost from that shown in the continuity.
(b)	Following publication of the Monopolies and Mergers Commission report, Transco’s regulatory tangible fixed assets were impaired by £4,919m with effect from 1 April 1997 to reflect their estimated value in use at that date.
(c)	The modified historical cost of Transco’s regulatory assets is calculated based on the value in use of the Transco business in which the fixed assets are used. Pre-tax real discount rates applied in calculating value in use are approximately 7%.

Part III — Information on Lattice Group

Net historical cost of tangible fixed assets

	Historical cost			Depreciation		Net historical cost

As at 31 December	2000 £m		1999 £m	2000 £m	1999 £m	2000 £m		1999 £m

Land and buildings
– Transco’s regulatory assets	64		57	13	11	51		46
– investment properties	25		32	—	—	25		32
– other	290		349	190	204	100		145
Mains and services
– Transco’s regulatory assets	6,388		6,040	1,536	1,431	4,852		4,609
Gas storage
– Transco’s regulatory assets	131		135	69	71	62		64
Plant and machinery
– Transco’s regulatory assets	1,443		1,378	602	575	841		803
– other	22		—	—	—	22		—
Meters
– Transco’s regulatory assets	1,414		1,611	341	570	1,073		1,041
Motor vehicles and office equipment
– Transco’s regulatory assets	658		669	416	414	242		255
– other	185		155	55	43	130		112

Total	10,620	(a)	10,426	3,222	3,319	7,398	(a)	7,107

(a)	The figures are lower than those presented in the 2000 tangible fixed asset continuity which was based on the 2002 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than the historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the “Reconciliation of modified historical cost and historical cost net assets/(liabilities)”.

12.	Fixed asset investments

Fixed asset investments represent long-term investments.

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m

As at 1 January 2000	—	3	7	10
Investments	65	—	5	70
Disposals and other adjustments	—	—	(2)	(2)

As at 1 January 2001	65	3	10	78

Additions(a)	6	—	—	6
Reclassification(b)	(67)	—	—	(67)

As at 31 March 2002	4	3	10	17

Retained profits less losses at 1 January 2000	—	(3)	—	(3)
Share of profits less losses during the year	(3)	—	—	(3)

Retained profits less losses as at 1 January 2001	(3)	(3)	—	(6)

Share of profits less losses during the period	(71)	—	—	(71)
Provisions	—	—	(1)	(1)
Reclassification(b)	74	—	—	74

As at 31 March 2002	—	(3)	(1)	(4)

Carrying value as at 31 March 2002	4	—	9	13

Carrying value as at 31 December 2000	62	—	10	72
Carrying value as at 31 December 1999	—	—	7	7

(a)	The additions relate to the joint venture with Thames Water plc, Urband Limited.
(b)	The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13).

During 2000, Lattice Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, Lattice Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, Lattice Group acquired the remaining 50% of SST (see note 13) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	Historical cost 15 months ended 31 Mar 2002 £m	Modified historical cost 12 months ended 31 Dec 2000 £m

Fair value of total assets to be contributed	130	130
Modified historical cost book value of assets contributed to date	—	(10)
Fair value of assets still to be contributed	(55)	(94)

Unrealised gain on the contribution	75	26

Lattice Group share (50%)	37	13
Transaction costs	(7)	(3)
Taxation	(4)	—

Lattice Group’s unrealised gain on assets contributed to date	26	10
Less: unrealised gain on assets recognised in 2000	(14)	—

Unrealised gain on assets recognised in the period	12	10

Part III — Information on Lattice Group

The unrealised gain is credited to other reserves (see note 24). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

An analysis of Lattice Group’s share of turnover and net assets in joint ventures is shown below:

		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Share of turnover		11	5	—

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Share of assets	– intangible fixed assets (goodwill)(a)	—	45	—
	– tangible fixed assets	3	3	—
	– current assets	3	25	—
		6	73	—
Share of liabilities	– amounts falling due within one year	(2)	(11)	—
	– amounts falling due after more than one year	—	—	—
		(2)	(11)	—

Share of net assets		4	62	—

(a)	The goodwill arose on acquisitions made by the joint venture.

13.	Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc. and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

Total book and fair value £m

Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	—
Creditors: amounts falling due within year	(4)

Net assets acquired	6
Consideration	18

Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, Lattice Group’s interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in Lattice Group’s share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see table below).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m

Intangible assets	87	(63)	(24)	—
Tangible assets	77	—	—	77
Debtors: amounts falling due within one year	79	—	—	79
Cash at bank and in hand	9	—	—	9
Creditors: amounts falling due within one year	(77)	—	—	(77)

	175	(63)	(24)	88

Share of net assets previously held as investments in joint ventures				(44)

Net assets acquired				44
Consideration				7

Negative goodwill				(37)

Under the statutory method:
Net assets acquired				88
Consideration (being £130m of fair valued fixed assets contributed at commencement of the joint venture and £7m for the additional 50% stake)				137

Goodwill				49

Difference				86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000 under historical cost accounting. Information for the 12 months ended 31 December 2000 on a modified historical cost basis was not provided in the 2000 accounts).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Lattice Group’s share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14.   Stocks

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Raw materials and consumables	67	40	40	44
Finished goods and goods for resale	1	1	1	2

	68	41	41	46

Part III — Information on Lattice Group

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £1m).

15.   Debtors

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Trade debtors	189	414	414	403
Other debtors(a)	68	88	88	126
Own shares(b)	7	16	16	—
Amounts owed by BG Group undertakings	—	—	—	110
Prepayments and accrued income	114	120	120	106

	378	638	638	745

	Historical cost		Modified historical cost

Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Other debtors	4	10	10	228
Deferred corporation tax(c)	—	—	44	66

	4	10	54	294

Total debtors	382	648	692	1,039

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 historical cost and modified historical cost £12m; 31 December 1999 £13m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £3m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £1m).

(a)	The 31 March 2002 balance includes £6m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £nil) in respect corporation tax.
(b)	As at 31 December 2000, Lattice Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust set up by Transco in 1997, and transferred to the Lattice AESOP prior to Demerger. The Lattice AESOP then received one Lattice share for every BG Group share held and the book value was pro-rated between Lattice and BG shares. The Lattice AESOP sold its BG Group shares in for £78m, realising a gain of £50m. At 31 December 2000, the 29m BG Group shares had a book value of £29m (included in Other debtors) and a market value of £76m. As at 31 March 2002, the Lattice AESOP held 33m Lattice shares (nominal value £1) (31 December 2000 29m shares) with a market value £57m (31 December 2000 £43m). The Lattice AESOP has waived its rights to receive dividends on unallocated Lattice shares.
(c)	Lattice Group’s net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to “Provisions for liabilities and charges” in historical cost presentation. The 2000 historical cost and 2002 figures reflect the impact of FRS 19. For further information, see note 22. The net deferred corporation tax balance under modified historical cost in 2000 of £44m (31 December 1999 £66m) consists of a deferred tax asset of £86m (31 December 1999 £110m) which related to the pension cost provision and a deferred tax liability of £42m (31 December 1999 £44m) relating to other timing differences.

16.   Current asset investments

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Money market investments	96	223	223	344
Other investments	138	—	—	78

	234	223	223	422

Money market investments include £90m (31 December 2000 historical cost and modified historical cost £164m; 31 December 1999 £153m) and other investments include £138m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 information not disclosed in the 2000 accounts) held by Lattice’s insurance subsidiary undertaking. The effective interest rates of Lattice Group’s investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%; 31 December 1999 1.9% and 7.5%).

The currency and interest rate composition of Lattice Group’s current asset investment portfolio, after taking account of currency and interest rate swaps, is:

		Historical cost as at 31 Mar 2002				Historical and modified historical cost as at 31 Dec 2000				Modified historical cost as at 31 Dec 1999

	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m

Currency:
Sterling	4.5	142	90	232	4.8	219	—	219	5.0	410	4	414
US dollars	1.8	2	—	2	6.4	4	—	4	6.4	7	1	8

		144	90	234		223	—	223		417	5	422

All the current asset investments have a maturity within twelve months.

17.   Borrowings

	Historical cost		Modified historical cost

Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Bank loans and overdrafts	143	8	8	14
Bills of exchange payable	—	40	40	396
Commercial paper	8	824	824	1,041
Bonds	443	490	490	362
Other loans	4	—	—	—
Obligations under finance leases	—	9	9	10

Total borrowings due within one year	598	1,371	1,371	1,823

	Historical cost		Modified historical cost

Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Bonds(a)	5,712	4,860	4,860	5,172
Obligations under finance leases	—	1	1	10

Total borrowings due after more than one year	5,712	4,861	4,861	5,182

Gross borrowings	6,310	6,232	6,232	7,005

(a)	Bonds falling due after more than one year include the bond package issued on the 1999 Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate, due 2009; £503m of 4.1875% index-linked, due 2022. Interest of £10m (31 December 2000 historical cost and modified historical cost £15m; 31 December 1999 £nil) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.
Bonds falling due after more than one year also include the amount of £57m (31 December 2000 historical cost and modified historical cost £50m; 31 December 1999 £44m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m; 31 December 1999 information was not disclosed in the 2000 accounts).
The notional amount at maturity of Lattice Group’s debt portfolio is £7,429m (31 December 2000 historical cost and modified historical cost £7,315m; 31 December 1999 information was not disclosed in the 2000 accounts). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

Part III — Information on Lattice Group

As noted in the “Basis of consolidation”, Lattice Group’s subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of Lattice Group’s net debt. The table below analyses Lattice Group’s gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Transco (ring-fenced)	5,180	5,390	5,390	5,534
Transco Holdings	1,545	1,511	1,511	1,500
Lattice Group Holdings	23	10	10	21
Less: intra-group items(a)	(438)	(679)	(679)	(50)

Gross borrowings	6,310	6,232	6,232	7,005

(a)	Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Within one year	863	656	656	782
Between one and two years	24	23	23	204
Between two and three years	—	24	24	204
Between three and four years(a)	715	—	—	210
Between four and five years	—	600	600	—
Between six and seven years(b)	39	—	—	—

	1,641	1,303	1,303	1,400

(a)	Transco Holdings has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco and will become a floating rate external loan due 2006.
(b)	Transco has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised Transco would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised an intercompany loan of £39m from British Transco Finance (No.4) to Transco will become a floating rate external loan due 2008.

Maturity profile of Lattice Group’s total financial liabilities
The following table analyses Lattice Group’s total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings				Net borrowings

	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m

Within one year	598	1,371	1,371	1,823	346	1,141	1,141	1,388
Between one and two years	492	312	312	553	492	312	312	553
Between two and three years	517	707	707	304	517	707	707	304
Between three and four years	68	443	443	744	68	443	443	744
Between four and five years	1,000	147	147	462	1,000	147	147	462
After five years	3,635	3,252	3,252	3,119	3,635	3,252	3,252	3,119

	6,310	6,232	6,232	7,005	6,058	6,002	6,002	6,570

Further information on total financial liabilities is given in note 18.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Within one year	—	9	9	10
Between one and two years	—	1	1	10

	—	10	10	20

18.	Currency and interest rate composition of Lattice Group’s financial liabilities and borrowings
The following tables analyse the currency and interest rate composition of Lattice Group’s gross borrowings of £6,310m (31 December 2000 historical cost and modified historical cost £6,232m; 31 December 1999 £7,005m) and net borrowings of £6,058m (31 December 2000 historical cost and modified historical cost £6,002m; 31 December 1999 £6,570m) before and after taking swaps into account.

Currency composition of Lattice Group’s borrowings

	Gross borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Currency:
– Sterling	100	100	100	100	56	50	50	55
– US dollars	—	—	—	—	20	35	35	32
– Other	—	—	—	—	24	15	15	13

	Net borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Currency:
– Sterling	100	100	100	100	57	51	51	54
– US dollars	—	—	—	—	20	35	35	33
– Other	—	—	—	—	23	14	14	13

Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from Lattice Group in December 2002 in return for paying Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Lattice Group under which Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Part III — Information on Lattice Group

Interest rate composition of Lattice Group’s borrowings

	Gross borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Basis:
– Fixed rate	54	47	47	47	79	78	78	79
– Floating rate	46	53	53	53	21	22	22	21

	Net borrowings

	% after taking swaps into account				% before taking swaps into account

	Historical cost		Modified historical cost		Historical cost		Modified historical cost

	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999

Basis:
– Fixed rate	54	45	45	43	80	78	78	77
– Floating rate	46	55	55	57	20	22	22	23

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%; 31 December 1999 4.5% and 10.9%).

The interest rates on those Lattice Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate (“LIBOR”) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of Lattice Group

The following table analyses the currency and interest rate composition of Lattice Group’s financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	7.4	5.9	3,407	2,903	6,310

As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost and modified historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	7	6.99	2,919	3,313	6,232

As at 31 December 1999	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost

			Fixed borrowings £m	Floating borrowings £m	Total £m

Currency:
– Sterling	6.8	6.2	3,302	3,703	7,005

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 historical cost and modified historical cost £4,861m;

31 December 1999 £5,182m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%; 31 December 1999 31%) and floating interest rate 51% (31 December 2000 62%; 31 December 1999 69%).

19. Currency analysis of Lattice Group’s net assets
There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or ‘functional’) currency of the operating unit involved.

Currency exposure of Lattice Group’s net monetary assets/(liabilities)
There are no material net monetary assets or liabilities of Lattice Group which are denominated in a currency other than the operating (or ‘functional’) currency of the operating unit involved.

20. Financial instruments
Derivatives
The notional principal amounts of derivatives are:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Foreign currency swap agreements and foreign exchange contracts	3,744	3,879	3,879	3,818
Interest rate swap agreements	3,016	2,535	2,535	2,358
Forward rate agreements(a)	3,678	—	—	—

(a)    Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of Lattice Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk
Lattice Group’s counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 historical cost and modified historical cost £165m; 31 December 1999 £11m) and interest rate swaps £37m (31 December 2000 historical cost and modified historical cost £51m; 31 December 1999 £12m). Lattice Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002 Historical cost		As at 31 Dec 2000 Historical cost

	Book value £m	Fair value £m	Book value £m		Fair value £m

Primary financial instruments held or issued to finance Lattice Group’s operations:
– Short-term borrowings	(598)	(598)	(1,371)		(1,371)
– Long-term borrowings	(5,887)	(6,410)	(5,027	)(a)	(5,198)
– Current asset investments	234	234	223		223
– Cash at bank and in hand	18	18	7		7

Derivative financial instruments held to manage the interest rate and currency profile:
– Interest rate-related derivatives	—	31	—		43
– Currency rate-related derivatives	175	248	166	(a)	132
Unrecognised total net gains (see “Gains and losses on hedges” below)	175	279	166		175

Part III — Information on Lattice Group

	As at 31 Dec 2000 Modified historical cost			As at 31 Dec 1999 Modified historical cost

	Book value £m		Fair value £m	Book value £m	Fair value £m

Primary financial instruments held or issued to finance Lattice Group’s operations:
– Short-term borrowings	(1,371)		(1,371)	(1,823)	(1,823)
– Long-term borrowings	(4,861	)(a)	(5,198)	(5,182)	(5,216)
– Current asset investments	223		223	422	422
– Cash at bank and in hand	7		7	13	13

Derivative financial instruments held to manage the interest rate and currency profile:
– Interest rate-related derivatives	—		43	—	(33)
– Currency rate-related derivatives	—		132	—	(122)
Unrecognised total net gains/(losses) (see “Gains and losses on hedges” below)	—		175	—	(155)

(a)	The historical cost balances shown in the 2002 accounts differ from the modified historical cost balances shown in the 2000 accounts due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges
The table below shows the extent to which Lattice Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

Period ended 31 December 2000	Unrecognised			Deferred

	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m

Gains/(losses) on hedges at 1 January 2000	132	(287)	(155)	31	(74)	(43)
Transfer from gains to losses	(5)	5	—	—	—	—
Transfer from losses to gains	(43)	43	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 December 2000	—	21	21	7	(15)	(8)

Gains/(losses) not recognised in the period to 31 December 2000
– Arising before 1 January 2000	84	(218)	(134)	38	(89)	(51)
– Arising in the period to 31 December 2000	284	25	309	(11)	4	(7)

Gains/(losses) on hedges as at 31 December 2000	368 (a)	(193) (a)	175 (a)	27	(85)	(58)

Of which:
– Gains/(losses) expected to be included in 2001 income	8	(7)	1	6	(12)	(6)
– Gains/(losses) expected to be included in 2002 income or later	360	(186)	174	21	(73)	(52)

(a)	See note (a) under the March 2002 table below.

£132m (31 December 1999 £(122)m), of the unrecognised total net gains/(losses) above of £175m (31 December 1999 £(155)m), are offset by foreign exchange losses/gains on the related foreign currency denominated borrowings.

Period ended 31 March 2002	Unrecognised			Deferred

	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m

Gains/(losses) on hedges at 1 January 2001	174 (a)	(165) (a)	9 (a)	27	(85)	(58)
Transfer from gains to losses	—	—	—	—	—	—
Transfer from losses to gains	(10)	10	—	—	—	—

Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8

Gains/(losses) not recognised in the period to 31 March 2002
– Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
– Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)

Gains/(losses) on hedges as at 31 March 2002	164	(60)	104	29	(89)	(60)

Of which:
– Gains/(losses) expected to be included in 2003 income	7	—	7	8	(14)	(6)
– Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

(a)	The unrecognised gains at 31 December 2000 obtained from the 2000 accounts differ from those at 1 January 2001 obtained from the 2002 accounts. This is due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

Hedges of future transactions
As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 historical cost and modified historical cost £25m; 31 December 1999 £nil).

21. Other creditors

Amounts falling due within one year	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Trade creditors	272	297	297	401
Interest payable	150	92	92	130
Taxation and social security(a)	25	68	68	37
Other creditors	328	194	194	80
Accruals and deferred income	364	253	253	109
Proposed dividend	189	123	123	—

	1,328	1,027	1,027	757

Amounts falling due after more than one year	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Accruals and deferred income(b)	951	874	874	825

Total other creditors	2,279	1,901	1,901	1,582

(a)	The balance includes £nil corporation tax payable (31 December 2000 historical cost and modified historical cost £45m).
(b)	Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

Part III — Information on Lattice Group

22.    Provisions for liabilities and charges

Period ended 31 Dec 2000	As at 1 Jan 2000 £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Dec 2000 Modified historical cost £m	Restatement for FRS 19 and Historical cost £m	As at 31 Dec 2000 Historical cost £m

Pension costs	367	(67)	—	(12)	—	288	—	288
Environmental costs	310	—	19	(24)	(7)	298	—	298
Deferred tax	—	—	—	—	—	—	626	626
Restructuring costs	69	—	—	(12)	—	57	—	57
Other	57	—	—	(8)	—	49	—	49

	803	(67)	19	(56)	(7)	692	626	1,318

Period ended 31 Mar 2002	As at 1 Jan 2001 £m	(a)	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m

Pension costs	288		37	—	(300)	—	25
Environmental costs	298		—	21	(44)	(9)	266
Deferred tax	626		(74)	27	—	—	579
Restructuring costs	57		65	—	(30)	—	92
Other	49		12	—	—	—	61

	1,318		40	48	(374)	(9)	1,023

(a)	Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information, see below and also the “Restatement of prior periods section” on page 18.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs
This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see “Basis of preparation and accounting principles” and note 27). A special pension contribution of £275m was made to the Pension Scheme in March 2002.

Environmental costs
The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 historical cost and modified historical cost £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. Lattice Group does not provide for non-statutory decontamination costs.

Deferred corporation tax
FRS 19, requiring full provision for deferred tax, has been adopted by Lattice Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (£670m as at 31 December 2000 under historical cost accounting). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 historical cost 3.20%). A deferred tax asset of £20m as at 31 March 2002 (£44m as at 31 December 2000 under historical cost accounting), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

	Historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m

Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21

Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22

Total deferred tax (credit)/charge(a)	(47)	3

(a)	For further information, see note 7.

The provision for deferred tax can be analysed as follows:

	Historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m

Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)

Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)

Discounted provision for deferred tax	579	626

Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3

Provision at end of period	579	626

As previously stated, the 2000 accounts were prepared under SSAP 15 and were presented as follows:

The potential deferred tax liabilities have not been provided for, on the basis that the differences will not reverse in the foreseeable future:

	Modified historical cost

	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

UK corporation tax at 30% (1999 30%)
– Accelerated capital allowances	1,275	1,325
– Other timing differences	(5)	(11)

Unprovided potential deferred tax liabilities	1,270	1,314

In the 2000 accounts, no provision was made for any tax liability that would arise if fixed assets were disposed of at their revalued amount because no significant disposals which might give rise to a taxable gain are contemplated.

Restructuring costs
As at 31 March 2002, £40m of the total restructuring cost provision (31 December 2000 historical cost and modified historical cost £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus

Part III — Information on Lattice Group

properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other
This comprises estimates of liabilities in respect of past events incurred by Lattice Group’s insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23.	Share capital

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares	(a)

	Historical cost		Modified historical cost			Historical cost		Modified historical cost

Authorised	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Equity:
– Ordinary shares of 10 pence each	5,000	5,000	5,000	5,000		500	500	500	500
Non-equity:
– Special rights share of 10 pence	—	—	—	—		—	—	—	—

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares	(a)

	Historical cost		Modified historical cost			Historical cost		Modified historical cost

Allotted and fully paid	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Equity:
– Ordinary shares of 10 pence each	3,528	3,528	3,528	3,528		353	353	353	353
Non-equity:
– Special rights share of 10 pence	—	—	—	—		—	—	—	—

(a)	Pro forma ordinary shares allotted and called up at 31 December 1999 represent the nominal values of shares authorised and in issue by Lattice as at 31 December 2000 (see note 1).

On Demerger, Lattice issued 3,528m ordinary shares of 10 pence each to shareholders in BG Group in consideration for 100% of the share capital of BG Transco Holdings plc on the basis of one Lattice Share for each BG Group share held.

Certain special rights, set out in Lattice’s Articles of Association, attach to the Lattice Special Share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value. This share was issued on Demerger. It replaces the special share in BG Group, that was redeemed at that date. For further information on share capital, see note 1 on merger accounting.

24.	Capital and reserves

	Called up share capital	Other reserve (a)	Revaluation reserve	Profit and loss account reserve	Joint ventures and associated undertakings	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2000(b)	353	(5,771)	6,429	4,665	(3)	5,673
Funding movements with BG Group(c)	—	26	—	—	—	26

Opening capital and reserves adjusted for funding movements	353	(5,745)	6,429	4,665	(3)	5,699
Transfer from profit and loss account	—	—	—	140	(3)	137
Unrealised gain on revaluation of tangible fixed assets	—	—	376	—	—	376
Contribution to sharesave trust(d)	—	—	—	45	—	45
Unrealised gain on transfer of fixed assets to
a joint venture(e)	—	10	—	—	—	10
Movement between reserves(f)	—	4	(146)	142	—	—

As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances:(g)
– Historical cost accounting	—	—	(6,609)	—	—	(6,609)
– Accounting for deferred tax	—	—	—	(670)	—	(670)

As at 1 January 2001 (as restated)	353	(5,731)	50 (h)	4,322	(6)	(1,012)
Transfer from profit and loss account	—	—	—	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	—	—	(50)	—	—	(50)
Unrealised gain on transfer of fixed assets to a joint venture(e)	—	12	—	—	—	12
Acquisition of SST (see note 13)	—	—	—	(74)	74	—

As at 31 March 2002	353	(5,719)	—	4,468	(3)	(901)

Lattice Group profit and loss account reserve includes £626m in respect of Transco as at 31 March 2002. Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

Distribution of the profit and loss account reserves of Lattice Group’s other subsidiary undertakings is not materially restricted.

(a)	Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Refinancing of £(5,745)m. Also included as at 31 March 2002 are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(e) below).

(b)	As previously stated, the 2000 accounts were prepared on a merger basis and therefore all capital and reserves opening balances and movements for 2000, excepting movements to the revaluation reserve, were stated on a pro forma basis.

(c)	Funding movements in other reserves represent a cash contribution by BG Group to Lattice Group on Demerger.

(d)	This represents a contribution by BG Group to the Transco Employee Sharesave Trust as part of the Demerger arrangements.

(e)	The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

(f)	The movement between reserves represents modified historical cost adjustments (see note of profits and losses) and the transfer of assets to a joint venture (see note 12).

(g)	The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information, see note 1.

(h)	The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve. The £6,609m of the revaluation reserve that was restated at 1 January 2001 related to Transco’s regulatory assets.

Part III — Information on Lattice Group

25.	Commitments and contingencies
Following the demerger from British Gas plc of Centrica plc in 1997, the 1999 Refinancing and Demerger of Lattice Group in 2000, Lattice Group continues to provide a number of indemnities and guarantees. Some of these indemnities and guarantees do not relate to the ongoing businesses of Lattice Group, as shown in the table below:

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

In respect of Lattice Group activities(a)	2,399	3,546	3,546	3,229
On behalf of third parties(b)	441	1,166	1,166	1,247

Total commitments and guarantees	2,840	4,712	4,712	4,476

(a) Commitments in respect of Lattice Group activities
Loan guarantees on behalf of subsidiaries(i)	1,941	2,773	2,773	2,605
Committed contracts for capital expenditure(ii)	189	399	399	142
Operating leases(iii)	98	204	204	330
Warrants(iv)	—	—	—	62
Other(v)	171	170	170	90

Total commitments for Lattice Group activities	2,399	3,546	3,546	3,229

(i) Loan guarantees on behalf of subsidiaries
Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 historical cost and modified historical cost £2,773m; 31 December 1999 £2,605m). Lattice has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of Lattice. As at 31 March 2002, the sum guaranteed amounted to £73m (2000 historical cost and modified historical cost and 31 December 1999 £nil).

(ii) Committed contracts for capital expenditure
As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 historical cost and modified historical cost £399m; 31 December 1999 £142m).

(iii) Operating leases
Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings

	Historical cost		Modified historical cost

	As at 31 Mar 2002£ m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Expiring:
– Within one year	—	—	—	4
– Between one and five years	1	1	1	1
– Thereafter	5	11	11	16

	6	12	12	21

Commitments under operating leases for Lattice Group were payable as follows:

	Land and buildings

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Amounts due within:
– One year	6	12	12	21
– Two years	6	14	14	17
– Three years	6	14	14	17
– Four years	6	14	14	16
– Five years	6	13	13	16
– Thereafter	68	137	137	243

As at end of period	98	204	204	330

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002, 31 December 2000 historical cost and modified historical cost and 31 December 1999.

Lattice Group’s commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 historical cost and modified historical cost and 31 December 1999 £nil).

(iv) Warrants
In previous years, Transco had issued warrants entitling the holders to subscribe at any time between November 1994 and November 2000 for up to US$100m of 30 year bonds. As at 31 December 2000 all of the warrants had lapsed without being exercised. The sterling equivalent value of the bonds was £nil at 31 March 2002 (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £62m).

(v) Other
The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 historical cost and modified historical cost £170m; 31 December 1999 £90m).

At 31 December 2000, Lattice Group was committed to transferring a number of sites to the joint venture company, SST. As the remaining 50% of the joint venture was acquired during the 15 months ended 31 March 2002, this obligation is no longer outstanding.

(vi) Legal and other proceedings
As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act 1974. A trial date is awaited. Various group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without significant effect on the net asset position as shown in the financial information.

(b) Commitments on behalf of third parties
(i) BG Group
In 2001, Transco was released from the guarantee it provided of BG Group’s obligations relating to its interests in the Karachaganak gas condensate field (31 December 2000 historical cost and modified historical cost £883m; 31 December 1999 £536m). The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations and the obligations in relation to the Karachaganak gas condensate field in 2000 and 1999) was £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m), of which £93m (31 December 2000 historical cost and modified historical cost £95m; 31 December 1999 £102m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings Limited (“BG Energy Holdings”) as part of the 1999 Refinancing.

(ii) Centrica
In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas

Part III — Information on Lattice Group

that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000, historical cost and modified historical cost approximately 7bn therms; 31 December 1999 approximately 16bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

(c) Cross indemnity and cross guarantees
A proportion of Lattice Group’s total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the 1999 Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings which amount (see (b) above) to approximately £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m) of Lattice Group’s total commitments and contingencies of £2,840m (31 December 2000 historical cost and modified historical cost £4,712m; 31 December 1999 £4,476m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm’s length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco’s aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Transco Licence that a ‘related person’ indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26.	Related party transactions
BG Group
On 23 October 2000, Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm’s length basis on normal commercial terms.

On Demerger, the BG Group pension scheme transferred to Lattice Group, reflecting the fact that the majority of the contributing members are associated with the Lattice businesses. The scheme has been renamed the Lattice Group Pension Scheme.

Following Demerger, employees of companies in BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Pension Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 December

	2000	1999
	£m	£m

Income receivable from BG Group companies(a)	54	37

Charges payable to BG Group companies(a)	(97)	(129)

	As at 31 December

	2000	1999
	£m	£m

Balance owed by BG Group companies(a)	10	110

(a)	Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm’s length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm’s length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f)) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, there were a number of transactions between Lattice and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST (see note 12).

27.	Pensions and post-retirement benefits
Pension scheme
Substantially all of Lattice Group’s employees are members of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes and provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Pension Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the Pension Scheme’s assets, are expected to be sufficient to fund the benefits payable under the Pension Scheme.

Following Demerger, employees of companies in Lattice Group have continuing membership of the Pension Scheme. Employees of BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Pension Scheme assets.

An independent actuarial valuation of the Pension Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation	31 Mar 1998 valuation
	%	%

Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Pension Scheme’s assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers’ contributions could be maintained at the level of 3% until March 2004. Employers’ contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Part III — Information on Lattice Group

Pension provision and costs
Under SSAP 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees’ service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Pension Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Balance at beginning of period	288	367	367	466

Profit and loss charge/(credit):
–Regular pension cost	125	66	66	59
–Amortisation of surplus	(110)	(154)	(154)	(173)
–Interest on balance sheet provision	22	21	21	29
	37 (a)	(67) (a)	(67) (a)	(85) (a)
Contributions paid(b)	(300)	(12)	(12)	(14)

Balance at end of period	25	288	288	367

(a)	Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (31 December 2000 historical cost and modified historical cost £23m; 31 December 1999 £23m) and £56m Pension credit (31 December 2000 historical cost and modified historical cost £90m; 31 December 1999 £108m).
(b)	Includes £275m special contribution made to the Pension Scheme in March 2002 (31 December 2000 and 31 December 1999 £nil).

Post-retirement benefits
Lattice Group has no material post-retirement benefits other than pensions.

FRS 17 – Retirement Benefits
FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Lattice Group continues to account for pension arrangements in accordance with SSAP 24 ‘Accounting for Pension Costs’. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Pension Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

Principal assumptions
For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

%

Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

As at 31 March 2002	Proportion of Pension Scheme assets %	Long-term rate of return expected %	£m

Pension Scheme assets:
– Equities	57	7.5	6,613
– Bonds	11	5.7	1,324
– Gilts	21	5.2	2,501
– Property	7	6.5	769
– Other	4	4.5	481

Total market value of Pension Scheme assets			11,688
Present value of Pension Scheme liabilities			(11,315)

Surplus in the Pension Scheme			373
Related deferred tax liability			(112)

Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, Lattice Group’s net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

£m

Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17

Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements(a)	(11)
250

Net liabilities including pension asset and liability	(638)

Lattice Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17

Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250

Profit and loss account reserve	4,735

(a)	Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

  Part III — Information on Lattice Group

28.	Notes to the consolidated cash flow statement
(a)	Cash flow from operating activities

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)

Cash inflow from operating activities before exceptional items(a)	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)

Net cash inflow from operating activities(b)(c)	2,164	1,506	1,506	1,057

(a)	The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.
(b)	The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.
(c)	The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b) Returns on investments and servicing of finance

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—

Net cash outflow from returns on investments and servicing of finance(a)(b)	(398)	(444)	(444)	(395)

(a)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.
(b)	The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(c) Capital expenditure and financial investment

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Payments to acquire intangible fixed assets	(7)	—	—	—
Payments to acquire tangible fixed assets	(1,488)	(753)	(753)	(516)
Purchases of fixed asset investments	—	(5)	(5)	—
Net investment in finance leases	8	5	5	9
Receipts from disposal of tangible fixed assets	179	120	120	163
Receipts from disposal of shares by employee share plan	78	—	—	—
Receipts from disposal of fixed asset investments	2	—	—	—

Net cash outflow from capital expenditure and financial investment (a)(b)	(1,228)	(633)	(633)	(344)

(a)	The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(b)	The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(d) Acquisitions and disposals

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Purchases of subsidiary undertakings	(25)	(5)	(5)	(7)
Cash balances acquired with subsidiary undertakings	9	—	—	—
Purchases of joint ventures and associated undertakings	(6)	—	—	—

Net cash outflow from acquisitions and disposals(a)(b)	(22)	(5)	(5)	(7)

(a)	The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(b)	The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(e) Management of liquid resources(a)

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Payments to acquire investments with an original maturity date of less than one year	(3,822)	(5,490)	(5,490)	(7,603)

Receipts from disposal of investments with an original maturity date of less than one year	3,811	5,688	5,688	7,610

Net cash (outflow)/inflow from the management of liquid resources(b)(c)	(11)	198	198	7

(a)	Includes money market, listed and unlisted investments.

(b)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

(c)	The acquisition of control of SST during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

78

Part III — Information on Lattice Group

(f) Financing activities

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Net decrease in short-term borrowings	(1,309)	(981)	(981)	(c)
Net increase in long-term borrowings	1,283	188	188	(c)

Cash (outflow)/inflow from change in borrowings	(26)	(793)	(793)	1,272
Capital element of finance lease rentals	(10)	(9)	(9)	(10)

	(36)	(802)	(802)	1,262
Funding movement on Demerger	—	505	505	—
Funding movement on 1999 Refinancing	—	—	—	(1,415)

Net cash outflow from financing activities(a)(b)	(36)	(297)	(297)	(153)

(a)	The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(b)	The acquisition of control of SST during 2001 contributed £16m inflow to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(c)	This information was not disclosed in the 2000 accounts and is therefore not included above.

(g) Significant non-cash transaction
In the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12). There were no significant non-cash transactions in the 12 months ended 31 December 1999.

29. Principal subsidiary undertakings, joint ventures and associated undertakings
The companies listed below, which are all subsidiary undertakings, are those in which Lattice Group’s principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next annual return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of Lattice Group’s results.

	As at 31 March 2002

	Country of incorporation and operation	Activity	Lattice Group holding %	(a)	Lattice Group shareof net assets %	(b)

Transco plc	England	Gas transportation	100		100
Transco Holdings plc	England	Lattice Group holding company	100		100
British Transco International
Finance B.V.	The Netherlands	Financing	100		100
British Transco Finance Inc.	US	Financing	100		100
British Transco Capital Inc.	US	Financing	100		100
Lattice Group Holdings Limited	England	Lattice Group holding company	100		100
Lattice Energy Services Ltd	England	Energy services	100		100
Lattice Insurance Company Limited	Isle of Man	Insurance	100		100
Lattice Property Portfolio Ltd	England	Property	100		100
The Leasing Group plc	England	Leasing	100		100
Advantica Technologies Ltd	England	Technology	100		100
Advantica Technologies Inc.	US	Technology	100		100
Stoner Associates Inc.	US	Technology	100		100
First Connect Ltd	England	Connections	100		100
186k Ltd	England	Telecommunications	100		100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100		100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100		100

(a)	Ordinary shares.

(b)	Net assets attributable to equity shareholders.

All the principal subsidiary companies have changed their year end after the year ended 31 December 2000 to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30. Modified historical cost information
In accordance with FRS 18 ‘Accounting Policies’ and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i)	depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii)	profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	(a)	12 months ended 31 Dec 1999
	£m		£m		£m

Total operating profit	795		1,010		1,261

Profit for the financial period	243		402		624

Earnings per ordinary share
– basic	7.0	p	11.6	p	17.7	p
– before exceptional items	14.3	p	12.2	p	17.5	p
Dividends per ordinary share
– interim	3.6	p	3.5	p	—
– second interim	5.4	p	—		—
– final	—		3.5	p	—

(a)	The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the “Restatement of prior periods” section on page 18.

	As at

	31 Mar 2002	31 Dec 2000(a)	31 Dec 1999

Net assets(b)	5,113	5,597	5,673

(a)	The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the “Restatement of prior periods” section on page 18.

(b)	During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31. Subsequent events
On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

Part III — Information Relating to Lattice Group

3.     Summary of differences between the accounting policies of National Grid and Lattice
The main differences between the accounting policies adopted by National Grid and those adopted by Lattice relate to modified historical cost accounting (only in respect of the 12 months ended 31 December 1999 and 2000) and accounting for deferred taxation.

Modified historical cost
During the 12 months ended 31 December 1999 and 2000, Lattice applied a modified historical cost accounting convention in respect of tangible fixed assets. In the 15 months ended 31 March 2002, this convention was changed to an historical cost basis, which is consistent with the treatment adopted by National Grid.

Deferred taxation
National Grid have adopted FRS 19 “Deferred tax” for all three years ended 31 March 2002 and provide for deferred tax in full without discounting. Lattice have only applied FRS 19 within the historical cost information for the 12 months ended 31 December 2000 and the 15 months ended 31 March 2002, and have adopted a policy of discounting. For the 12 months ended 31 December 1999 and 2000 on a modified historical cost basis, Lattice have only provided for deferred tax on a partial provision basis in accordance with SSAP 15. Included in the tables below are the adjustments needed to change from the discounted full provision basis, in respect of the historical cost information for the 12 months ended 31 December 2000 and 15 months ended 31 March 2002, and from a partial provision basis, in respect of the modified historical cost information for the 12 months ended 31 March 1999 and 2000, to a full provision basis without discounting, which would have been reported if Lattice had applied the accounting policy of National Grid.

The following unaudited reconciliations summarise the material adjustments which reconcile Lattice Group’s consolidated profit for the financial period and consolidated net assets/(liabilities) from that previously reported by Lattice to estimates of those which would have been reported had Lattice applied the accounting policies adopted by National Grid.

	Historical cost		Modified historical cost

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m

Profit for the financial period as reported by Lattice Group	464	537	383	624
Adjustments for:
– Deferred taxation	(22)	(47)	(28)	(9)
– Modified historical cost adjustments	—	—	135	159

Total adjustments	(22)	(47)	107	150

Profit for the financial period for Lattice Group as adjusted to National Grid accounting policies	442	490	490	774

	Historical cost		Modified historical cost

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m

Net (liabilities)/assets, as reported by Lattice Group	(905)	(1,012)	6,267	5,673
Adjustments for:
– Deferred taxation	(605)	(583)	(1,253)	(1,225)
– Modified historical cost adjustment	—	—	(6,609)	(6,372)

Total adjustments	(605)	(583)	(7,862)	(7,597)

Net liabilities of Lattice Group as adjusted to National Grid accounting policies	(1,510)	(1,595)	(1,595)	(1,924)

4. Report of PricewaterhouseCoopers

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin’s Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc (“National Grid”), to be renamed National Grid Transco plc, with Lattice Group plc (“Lattice”)
We report on the unaudited reconciliations (the “Reconciliations”), under the accounting policies as currently applied by National Grid, in respect of the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002, and in respect of the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002, prepared under the accounting policies applied in the financial statements of Lattice. The Reconciliations are set out in section 3 of Part III of National Grid’s circular to shareholders dated 14 June 2002.

Responsibilities
It is the responsibility solely of the directors and proposed directors of National Grid to prepare the Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were the responsibility of the directors of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were audited by PricewaterhouseCoopers, who gave unqualified reports thereon.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Lattice to establish the accounting policies which were applied in the preparation of the historical underlying financial information. We have considered the evidence supporting the Reconciliations and have discussed the Reconciliations with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion
In our opinion, the Reconciliations have been properly compiled on the bases stated and the adjustments made are those appropriate for the purpose of presenting the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 and the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002 on a basis consistent in all material respects with the accounting policies currently applied by National Grid.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART IV
FINANCIAL INFORMATION RELATING TO THE MERGED GROUP

1. Unaudited pro forma financial information relating to the Merged Group

The unaudited pro forma financial information has been prepared in accordance with the notes set out below to provide information about how the Merger might have affected the consolidated profit and loss account of National Grid Group for the year ended 31 March 2002, had the Merger taken place on 1 April 2001, the first day of the financial year, and its consolidated statement of net assets as at 31 March 2002 had the Merger taken place on that date. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of National Grid Transco’s financial position or results.

The pro forma financial information has been prepared using merger accounting principles and is based on the financial information of National Grid Group and Lattice Group. The pro forma financial information is stated on the basis of the accounting policies of National Grid. Deferred taxation in the pro forma financial information has been provided in full without discounting. As described in Part III of this document, Lattice has previously taken the option under FRS 19 to discount its deferred tax balance. National Grid Transco has not yet determined the practice it will adopt going forward.

Unaudited pro forma consolidated profit and loss account

	National Grid Group 12 months ended 31 March 2002 £m (Note 1)	Adjustments			Merged Group pro forma £m

		Lattice Group 12 months ended 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)

Turnover	4,401	3,153	—		7,554

Operating profit before exceptional items and goodwill amortisation	875	932	—		1,807
Operating exceptional items	(914)	(413)	—		(1,327)
Goodwill amortisation	(90)	(9)	—		(99)
Total operating (loss)/profit	(129)	510	—		381
Non-operating exceptional items	53	104	(74	)(ii)	83
Interest
– excluding exceptional item	(293)	(386)	—		(679)
– exceptional item	(93)	—	—		(93)
	(386)	(386)	—		(772)

(Loss)/profit before taxation	(462)	228	(74)		(308)
Taxation
– excluding exceptional items	(85)	(140)	(26)		(251)
– exceptional items	60	84	22		166
	(25)	(56)	(4)	(i)	(85)

(Loss)/profit after taxation	(487)	172	(78)		(393)
Minority interests	(6)	4	—		(2)

(Loss)/profit for the year	(493)	176	(78)		(395)

Memorandum
Profit before taxation excluding exceptional items and goodwill amortisation	582	546	—		1,128

Profit after taxation excluding exceptional items and goodwill amortisation	497	406	(26)		877

Unaudited pro forma statement of net assets

		Adjustments

	National Grid Group at 31 March 2002 £m	Lattice Group at 31 March 2002 £m	Pro forma adjustments £m		Merged Group pro forma £m
	(Note 1)	(Note 2)	(Note 3)

Fixed assets
Intangible assets	2,113	(6)	—		2,107
Tangible assets	9,122	7,998	—		17,120
Investments	298	13	—		311

	11,533	8,005	—		19,538

Current assets	5,883	702	—		6,585
Creditors (amounts falling due within one year)	(2,970)	(1,926)	(74)	(ii)	(4,970)

Net current assets/(liabilities)	2,913	(1,224)	(74)		1,615
Creditors (amounts falling due after more than one year)	(8,118)	(6,663)	—		(14,781)
Provisions for liabilities and charges	(3,034)	(1,023)	(605)	(i)	(4,662)

Net assets / (liabilities)	3,294	(905)	(679)		1,710

Memorandum
Included above is net debt of	8,241	6,058	—		14,299

Notes to the unaudited pro forma financial information

1)      National Grid Group financial information
The information for National Grid Group for the 12 months ended and as at 31 March 2002, has been extracted without material adjustment from the audited accounts for the year ended 31 March 2002.

Included within the results of National Grid Group for the 12 months ended 31 March 2002 are the results of Niagara Mohawk for February and March being the two months since acquisition. During this two month period, Niagara Mohawk contributed £479.1m to turnover and £83.1m to operating profit before exceptional items and goodwill amortisation. No adjustment has been made to include the results of Niagara Mohawk for the 10 months prior to acquisition, as during this period, the results of Niagara Mohawk included the results of its generation business that was disposed of prior to the acquisition by National Grid, and were also based on a regulatory rate plan that was substantially different to the new rate plan that became effective from the date of the acquisition.

2)      Lattice Group financial information
The information for Lattice Group for the 12 months ended 31 March 2002 has been extracted without material adjustment from the unaudited information for the 12 months ended 31 March 2002 included within the annual report and accounts of Lattice Group for the 15 months ended 31 March 2002.

The net assets of Lattice Group at 31 March 2002 have been extracted without material adjustment from the audited accounts for the 15 months ended 31 March 2002.

3)      Pro forma adjustments
The pro forma adjustments are in respect of deferred tax and transaction costs:

(i)        Deferred tax
As noted above, Lattice have adopted a policy of discounting their deferred taxation liabilities, whilst National Grid does not discount such liabilities. A pro forma adjustment has been made to align Lattice’s accounting policy with that adopted by National Grid. The impact of this adjustment is to increase the liability at 31 March 2002 by £605m and to decrease the profit excluding exceptional items for the 12 months ended 31 March 2002 by £26m (decrease of £4m including exceptional items).

(ii)        Transaction costs
A pro forma adjustment has been made to reflect the one-off transaction costs directly attributable to the Merger, estimated to be £74m.

No account has been taken in the pro forma financial information of trading or changes in the financial position of National Grid Group or Lattice Group after 31 March 2002, and the financial impact of synergies expected to result from the Merger have not been reflected in the unaudited pro forma financial information.

2.   Report of PricewaterhouseCoopers

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London NW1 5JD
N M Rothschild & Sons Limited
New Court
St Swithin’s Lane
London EC4P 4DU
14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc (“National Grid”), to be renamed National Grid Transco plc, with Lattice Group plc (“Lattice”)
We report on the unaudited pro forma financial information set out in Part IV of National Grid’s circular to shareholders dated 14 June 2002. The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed merger of National Grid and Lattice might have affected the consolidated profit and loss account of National Grid for the year ended 31 March 2002 and its consolidated statement of net assets as at 31 March 2002.

Responsibilities
It is the responsibility solely of the directors and proposed directors of National Grid to prepare the unaudited pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion
In our opinion:

(a)	the unaudited pro forma financial information has been properly compiled on the basis stated;
(b)	such basis is consistent with the accounting policies of National Grid; and
(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART V

DETAILS OF THE LATTICE SCHEME

1.   Introduction

Implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. Once Lattice Shareholders have approved the Lattice Scheme at the Lattice Court Meeting and the Lattice EGM, the Lattice Scheme must be sanctioned by the Court. The effect of the Court’s sanction of the Lattice Scheme is that, when the Order is delivered to the Registrar of Companies and registered by him, all Lattice Shareholders are bound by the terms of the Lattice Scheme.

It is expected that the Lattice Scheme will become effective and that the Merger will complete in autumn 2002. Immediately upon the Lattice Scheme becoming effective, National Grid will change its name to National Grid Transco plc. It is expected that trading in the New National Grid Transco Shares arising from the Lattice Scheme will commence at 8.00 a.m. on the Lattice Scheme Effective Date.

Unless the Lattice Scheme becomes effective by no later than 31 March 2003, or such later date, if any, as Lattice and National Grid may agree and the Court may allow, the Lattice Scheme will not become effective and the Merger will not proceed.

2.   Summary of the Lattice Scheme
Under the terms of the Lattice Scheme, all the Lattice Shares will be cancelled and the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled on the Lattice Scheme Effective Date. New Lattice Shares will be issued by Lattice to National Grid and/or its nominee(s), by capitalisation of the reserve arising from the cancellation of the Lattice Shares so that Lattice becomes a wholly-owned subsidiary of National Grid. These new Lattice Shares will be created by the passing of a special resolution to be proposed at the Lattice EGM.

Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the following basis:

for every 100 Lattice Shares                            37.5 New National Grid Transco Shares

and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid and will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

2.1 Lattice Shareholder Meetings
The Lattice Scheme is subject to the approval of Lattice Shareholders at the Lattice Court Meeting and its implementation will also require the approval of Lattice Shareholders at the separate Lattice EGM, both of which will be held on Monday, 15 July 2002. The Lattice Court Meeting is being held at the direction of the Court to seek the approval of Lattice Shareholders to the Lattice Scheme. The Lattice EGM is being convened to enable the Lattice Directors to implement the Lattice Scheme and to amend the Lattice Articles, as described in section 2.3 below.

2.2 Lattice Court Meeting
The Lattice Court Meeting has been convened to enable Lattice Shareholders to consider and, if thought fit, approve the Lattice Scheme. At the Lattice Court Meeting, voting will be by poll and each holder of Lattice Shares who is present in person or by proxy will be entitled to one vote for each Lattice Share held. The approval required at the Lattice Court Meeting is that those voting to approve the Lattice Scheme should:

(i) represent a simple majority in number of those Lattice Shareholders present and voting in person or by proxy; and

86

Part V — Details of the Lattice Scheme

(ii)	also represent three-fourths in value of the Lattice Shares held by those Lattice Shareholders present and voting in person or by proxy.

2.3 Lattice EGM

In addition, the Lattice EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i)	to approve the cancellation of Lattice Shares and the Lattice Special Share and the subsequent issue of Lattice Shares to National Grid and/or its nominee(s) in accordance with the Lattice Scheme; and

(ii)	to amend the Lattice Articles in the manner described below.

2.4 Amendments to the Lattice Articles
The special resolution to be proposed at the Lattice EGM includes proposals to amend the Lattice Articles to ensure that any Lattice Shares issued under the Lattice Share Schemes or otherwise (other than to National Grid and/or its nominee(s)) between the Lattice Voting Record Time and 6.00 p.m. on the last business day before the Lattice Hearing Date will be subject to the Lattice Scheme. It is also proposed to amend the Lattice Articles so that any Lattice Shares issued to any person (other than to a member of National Grid Group) after the Lattice Scheme Effective Date will be automatically exchanged for New National Grid Transco Shares on the same terms as under the Lattice Scheme. These amendments are designed to avoid any person (other than members of National Grid Group) being left with Lattice Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the business day before the Lattice Scheme Effective Date).

2.5 Special Shareholder Consent
Under the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled in consideration for amendments to the rights attaching to the National Grid Special Share, principally to reflect National Grid’s ownership of Transco. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission and, in addition, without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984 and has agreed to appear by Counsel at the Lattice Court Hearing to consent to the Lattice Scheme and to agree to be bound by its terms. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

3.   Implementation of the Lattice Scheme
The Lattice Scheme is conditional upon the following:

(a)	the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b)	the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c)	any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d)	the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange’s market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e)	the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

National Grid has given its written consent to the Lattice Scheme and a written undertaking to be bound by the terms of the Lattice Scheme. The Lattice Court Hearing is expected to be held in autumn 2002. All Lattice Shareholders are entitled to attend the Lattice Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Lattice Scheme.

If the Lattice Scheme is sanctioned by the Court and the conditions to the Lattice Scheme are satisfied, it is expected that the Lattice Scheme will become effective, and dealings in the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will commence, in autumn 2002.

The Lattice Scheme contains a provision for Lattice and National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Lattice Scheme, or to any condition which the Court may think fit to approve or impose. Lattice has been advised that the Court would be unlikely to approve or impose any such amendment to the Lattice Scheme which might be material to the interests of the Lattice Shareholders and/or the holder of the Lattice Special Share unless the Lattice Shareholder and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of Lattice Shareholders should be held or the further consent of the holder of the Lattice Special Share should be sought.

4.   Effect of the Lattice Scheme on National Grid Shareholders
The effect of the Lattice Scheme will be that National Grid Shareholders will continue to retain their existing National Grid Shares and will hold approximately 57.3 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger. The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Lattice Scheme. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

PART VI
CONDITIONS TO THE IMPLEMENTATION OF THE LATTICE SCHEME AND THE MERGER
The Merger is conditional upon the Lattice Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1.	The Lattice Scheme is conditional upon:
(a)	the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

	(b)	the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;
	(c)	any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;
(d)	the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange’s market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e)	the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

2.	National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Lattice Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Lattice Scheme being sanctioned by the Court:

(a)	the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of the US Public Utility Holding Company Act of 1935, as amended (“PUHCA”), on terms satisfactory to National Grid and Lattice acting reasonably;

(b)	any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

	(c)	to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:
(i)	indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation EEC 4064/89 concerning the control of concentrations between undertakings (as amended) (the “Merger Regulation”); or

(ii)	taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

89

(iii)	referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a)	each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

	(b)	the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;
(d)	insofar as the merger provisions of the Fair Trading Act may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the UK indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e)	all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f)	the Authority indicating that it, and the Secretary of State indicating that she:
(i)	does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii)	does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii)	will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g)	National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h)	if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i)	the receipt from the Inland Revenue of clearances in respect of the Lattice Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j)

all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Lattice Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no

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Part VI — Conditions to the Implementation of the Lattice Scheme and the Merger
intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Lattice Scheme in any jurisdiction having been complied with;

(k)	no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i)	require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii)	require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or
(iii)	impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv)	make the Lattice Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l)	save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

(i)	any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii)	any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii)	the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv)	the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or
91

	(v)	the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or
(vi)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

	(viii)	any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;
in each case in consequence of the Merger or the Lattice Scheme;
(m)	National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:
(i)	any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii)	any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii)	any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group; or

(iv)	any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n)	(i)	unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

(ii)	since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or

92

Part VI — Conditions to the Implementation of the Lattice Scheme and the Merger
deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole;
(o)	(i)	unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii)	since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p)	other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Lattice Scheme or by the joint press announcement relating to the Merger dated 22 April 2002, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

(i)	issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Plans or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ii)	except for:
	(a)	transactions between one wholly-owned member of the relevant group and another such member, and
	(b)	(in the case of Lattice) the Lattice Scheme,
authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(iii)	(other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long-term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

(iv)	save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an

93

extent which is material with any director of National Grid or Lattice, as the case may be; or
(v)	(other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Lattice Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi)	issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

	(vii)	(in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or
(viii)	in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ix)	(other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(x)	been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xi)	waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii)	entered into any contract, commitment, agreement or arrangement or passed any resolution, made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition;

(q)	National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid that on or after 22 April 2002:
(i)	any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal,

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Part VI — Conditions to the Implementation of the Lattice Scheme and the Merger
spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

(ii)	there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii)	a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3.	Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger or the Lattice Scheme.

4.	Save with the consent of the Panel, the Merger will lapse and the Lattice Scheme will not proceed if, before the date of the Court Meeting:
	(i)	the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or
	(ii)	there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.
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PART VII

ADDITIONAL INFORMATION

1.	Responsibility

The National Grid Directors (whose names are set out in section 5.1 below) accept responsibility for the information contained in this document. To the best of the knowledge and belief of the National Grid Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

In addition, the Lattice Directors (whose names are set out in section 5.2 below) also accept responsibility for the information contained in this document relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the Lattice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and activity of National Grid
2.1	National Grid was originally incorporated and registered in England and Wales under the Companies Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re- registered as a public limited company, New National Grid plc, on 29 November 2000. Its name was changed again on 31 January 2002 to National Grid Group plc when it was introduced, under a Court- sanctioned scheme of arrangement, as the holding company of the National Grid group. The principal legislation under which National Grid operates is the Companies Act and the regulations thereunder.

2.2	The registered office of National Grid is at 15 Marylebone Road, London NW1 5JD.

3.	Share capital
3.1	The authorised, issued and fully paid share capital of National Grid as at 12 June 2002 (being the latest practicable date prior to publication of this document) is as follows:

Authorised number	Authorised amount		Issued number	Issued amount

2,500,000,000	£250,000,000	National Grid Shares	1,776,990,487	£177,699,048.70
1	£1	National Grid Special Share	1	£1

3.2	The alterations in the share capital of National Grid from incorporation to 12 June 2002 (being the latest practicable date prior to the publication of this document) are as follows:

	3.2.1	On incorporation, National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued.

3.2.2
By a resolution of National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 National Grid Shares were issued to National Grid Nominees Limited.

	3.2.3	By a resolution of National Grid passed on 7 December 2001, the authorised share capital was increased to £250,000,001 by the creation of the National Grid Special Share.

3.2.4
By a resolution of National Grid passed on 7 January 2002 and with the sanction of an order of the Court dated 25 January 2002, the authorised share capital was reduced to £249,950,001 by cancelling and extinguishing the 500,000 issued ordinary shares of 10 pence each. The reduction of capital took effect on 31 January 2002. The resolution passed on 7 January 2002 further provided for the creation of 500,000 new ordinary shares of 10 pence each to take effect upon the reduction of capital taking effect. Accordingly, immediately following the reduction taking effect on 31 January 2002, the authorised share capital of National Grid was £250,000,001 divided into 2,500,000,000 ordinary shares of 10 pence each and the National Grid Special Share.

Part VII — Additional Information

3.2.5
Upon the National Grid Scheme becoming effective, 1,498,036,707 ordinary shares of 10 pence each were issued and the National Grid Special Share was issued (credited as fully paid up in each case) in accordance with the terms of the National Grid Scheme.

	3.2.6	At completion of the acquisition of Niagara Mohawk, 278,600,000 ordinary shares of 10 pence each were issued, fully paid, to the Depositary. The Depositary then issued National Grid ADSs in respect of such shares to Niagara Mohawk shareholders in accordance with the terms of the Niagara Mohawk Merger Agreement.

3.2.7
Since incorporation of National Grid, a total of 346,132 National Grid Shares have been issued in connection with options granted under the National Grid Share Plans and 7,648 National Grid Shares have been issued at an issue price of 417p each in connection with the Exchangeable Bonds.

3.3
Other than pursuant to: (i) the Merger; (ii) the exercise of options or satisfaction of awards under the National Grid Share Plans, the Lattice Share Schemes and the 2002 Share Plan; and (iii) the Exchangeable Bonds, National Grid has no intention of issuing any of its authorised unissued share capital and no issue of National Grid Shares will be made which will effectively alter control of National Grid without the prior approval of shareholders in general meeting.

3.4
Save as disclosed in this section 3 or section 6 below or otherwise pursuant to the National Grid Share Plans: (i) there has been no issue of share or loan capital of National Grid since its incorporation; and (ii) no share or loan capital of National Grid is under option or agreed to be put under option.

3.5
By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were generally authorised pursuant to section 80 of the Companies Act to allot relevant securities (as defined in section 80 of the Companies Act) up to an aggregate amount of £66,666,666 provided always that following implementation of the National Grid Scheme, the authority was limited to the allotment of relevant securities up to a nominal amount of one-third of the ordinary share capital of National Grid in issue immediately following completion of the acquisition of Niagara Mohawk, such authority to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme.

3.6
By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were empowered to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(l) of the Companies Act did not apply, such power to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme, provided that such power be limited to the allotment of equity securities: (a) in connection with, amongst other things, a rights issue, open offer or other pre-emptive offer to ordinary shareholders; and (b) otherwise up to an aggregate nominal value of £10,000,000.

3.7
By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were generally authorised to make money purchases of up to 200,000,000 ordinary shares of 10 pence each in the capital of National Grid or, if lower, up to a maximum of 10 per cent. of the National Grid Shares in issue following the acquisition of Niagara Mohawk, at a price not less than 10 pence per National Grid Share nor more than a price per National Grid Share of 105 per cent. of the average of the middle market quotation for the National Grid Shares according to the Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme.

3.8	Subject to the passing of resolution numbered 1(b) to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms:

3.8.1
the authorised share capital of National Grid will be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 National Grid Shares having the rights set out in the articles of association of National Grid but not ranking for the final dividend of 9.58 pence per National Grid Share payable in respect of the financial year ended 31 March 2002; and

3.8.2
the board will be authorised for the purposes of section 80 of the Companies Act to allot relevant securities up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of National Grid to be held in 2003.

3.9	Subject to the passing of resolution numbered 4 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the National Grid Directors will be authorised for the purposes of section 80 of the Companies Act to allot relevant securities up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal value of one-third of the ordinary share capital of National Grid in issue immediately following completion of the Merger, which authority shall be in substitution for the authority in place immediately prior to the National Grid EGM and shall expire on 22 July 2007.

3.10
Subject to the passing of resolution numbered 5 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the board will be authorised to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(l) of the Companies Act did not apply, such power to expire on 22 July 2007, provided that such power be limited to the allotment of equity securities: (a) in connection with, amongst other things, a rights issue, open offer or other pre-emptive offer to ordinary shareholders; and (b) otherwise up to an aggregate nominal value of £15,000,000 up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of National Grid in issue immediately following completion of the Merger.

3.11
Subject to the passing of resolution numbered 6 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the board will be authorised to make market purchases of up to 310,000,000 National Grid Transco Shares provided that the authority will be limited to the market purchase of such number of National Grid Transco Shares as shall be equal to or less than 10 per cent. of the number of National Grid Transco Shares in issue immediately following completion of the Merger at a price not less than 10 pence per National Grid Transco Share nor more than 105 per cent. of the average of the middle market quotation for the National Grid Transco Shares according to the Official List for the five business days before the purchase is made, which authority shall be in substitution for the authority to make market purchases in place immediately prior to the National Grid EGM and shall expire at the earlier of the conclusion of the Annual General Meeting of National Grid to be held in 2003 and 15 months from the date of the passing of the resolution.

3.12
Under the Lattice Scheme, National Grid will issue to Lattice Shareholders 0.375 of a New National Grid Transco Share, credited as fully paid, for each Lattice Share held at the Lattice Scheme Record Time. Accordingly, the authorised, issued and fully paid share capital of National Grid Transco immediately following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger, save for the issue by National Grid of New National Grid Transco Shares to Lattice Shareholders in accordance with the Lattice Scheme, will be as follows:

Authorised number	Authorised amount		Issued number	Issued amount

5,000,000,000	£500,000,000	National Grid Transco Shares	3,100,105,384	£310,010,538.40
1	£1	National Grid Transco Special Share	1	£1

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

3.13
The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.14
The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Transco Shares.

Part VII — Additional Information

4.	Substantial shareholdings

4.1	In so far as is known to National Grid, as at 12 June 2002 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid’s issued ordinary share capital:

Shareholder	Percentage of issued National Grid Shares

The Capital Group Companies, Inc.	8.15
HSBC Investment Bank plc	3.17
Deutsche Bank AG London	3.15
Prudential plc	3.09
Legal & General Investment Management Limited	3.03

Note:
National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the National Grid Directors and the New National Grid Transco Directors are not aware of any interest which as at 12 June 2002 (being the latest practicable date prior to the publication of this document) represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2	The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of National Grid Transco following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to publication of this document) and assuming that:

	4.2.1	each Lattice Shareholder will receive 0.375 of a New National Grid Transco Share for each Lattice Share;

	4.2.2	there is no increase in the issued share capital of National Grid or Lattice after 12 June 2002 (being the latest practicable date prior to publication of this document) and completion of the Merger save in connection with the Lattice Scheme and the Merger; and

	4.2.3	there are no dealings in National Grid Shares or Lattice Shares after 12 June 2002 (being the latest practicable date prior to the publication of this document).

Shareholder	Percentage of issued National Grid Transco Shares

The Capital Group Companies, Inc.	4.67
Prudential plc	3.05
Legal & General Investment Management Limited	3.05

Note:
National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions and following completion of the Merger, the Olayan Group is expected to have an economic exposure to some 5.21 per cent. of issued National Grid Transco Shares.

4.3	The National Grid Directors and New National Grid Transco Directors are not aware of any person who, directly or indirectly, as of 12 June 2002 (being the latest practicable date prior to the publication of this document) is able, or immediately following completion of the Merger will be able jointly or severally, to exercise control over National Grid (to be re-named National Grid Transco).

Those Lattice Shareholders who will hold more than $50 million worth of National Grid Transco Shares as a result of the Merger, a total which includes any National Grid Shares that are currently held, may be required to submit a regulatory filing and to observe a statutory waiting period in the US pursuant to the

US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). Such shareholders should seek independent advice to determine the extent of their obligations, if any, under that Act.

5.	Directors

5.1	National Grid Directors

The National Grid Directors and their respective functions are:

Name	Function

James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box*	Group Finance Director
Edward Morrison Astle	Group Director, Telecommunications
William Edward Davis*	Group Director and Chairman, National Grid USA
Steven John Holliday	Group Director, UK and Europe
Richard Paul Sergel	Group Director, North America
Robert Frederick William Faircloth*	Non-executive Director
John Albert Martin Grant	Non-executive Director
Bonnie Guiton Hill	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds*	Non-executive Director

*	With effect from completion of the Merger, those National Grid Directors marked with an asterisk will retire from the Board of National Grid.

The business address of each of the National Grid Directors is 15 Marylebone Road, London NW1 5JD, with the exception of Richard Sergel, Bonnie Hill and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA01582, USA and William Davis whose business address is 300 Erie Boulevard West, Syracuse, NY13202, USA.

5.2	Lattice Directors

The Lattice Directors and their respective functions are:

Name	Function

Sir John Parker	Chairman (Non-executive) and Acting Chief Executive
Steve Lucas	Executive Director, Finance
Colin Matthews	Executive Director
Nick Woollacott	Executive Director
John Wybrew	Executive Director
Sir David Davies CBE	Non-executive Director
Christopher Hampson CBE	Non-executive Director
Kenneth Harvey	Non-executive Director
Stephen Pettit	Non-executive Director
George Rose	Non-executive Director
Baroness Diana Warwick	Non-executive Director

The business address of each of the Lattice Directors is 130 Jermyn Street, London SW1Y 4YR.

Part VII — Additional Information

5.3	National Grid Transco Directors

The National Grid Transco Directors with effect from completion of the Merger, and their respective functions will be:

Name	Function

Sir John Parker*	Chairman (Non-executive)
James Ross	Deputy Chairman (Non-executive)
Roger Urwin	Group Chief Executive
Steve Lucas*	Group Finance Director
Edward Astle	Group Executive Director
Steven Holliday	Group Executive Director
Colin Matthews*	Group Executive Director
Rick Sergel	Group Executive Director
John Wybrew*	Group Executive Director
John Grant	Non-executive Director
Kenneth Harvey*	Non-executive Director
Bonnie Hill	Non-executive Director
Paul Joskow	Non-executive Director
Stephen Pettit*	Non-executive Director
George Rose*	Non-executive Director

*	New National Grid Transco Directors

Bob Faircloth has announced his intention to retire from the Board following the National Grid board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Stephen Box will take early retirement on the grounds of ill health from the Board upon completion of the Merger. William Davis and Richard Reynolds will also step down from the Board upon completion of the Merger, although William Davis will continue with his other roles within National Grid Group, including as Chairman of National Grid USA.

5.4	Details of the National Grid Directors’ and the New National Grid Transco Directors’ service contracts are set out below. New contracts of employment or new letters of appointment, as appropriate, have been entered into with the New National Grid Transco Directors which will become effective upon completion of the Merger.

5.4.1	On 17 November 1995, Roger Urwin entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he was employed as Managing Director, Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £600,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of National Grid or as a result of redundancy, and the termination is with the consent of National Grid, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 12 months’ written notice.

5.4.2	On 16 July 1997, Stephen Box entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 12 months’ written notice.

5.4.3	On 27 July 2001, Edward Astle entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from September 2001. Edward Astle currently receives a base salary of £325,000 (which is reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors’ performance related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 on completing a telecommunications strategic review which is approved by the Board together with the accompanying business plans. On 23 May 2002, the Remuneration Committee of National Grid approved a payment of £50,000 to Edward Astle following the approval by the Board of the telecommunications strategic review. Subject to the approval of the associated business plan by the Board it is expected that the Remuneration Committee will approve payment of the balance. Following its payment, the provision of a further special bonus arrangement will be considered. Long-term incentives are provided through discretionary share incentive plans. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 24 months’ written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

5.4.4	On 7 December 2001, William Davis entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as Chairman of National Grid USA and as an Executive Director of National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months’ written notice. His base salary as Chairman of National Grid USA is $853,000 (which is reviewed annually on 1 January) and he has an annual bonus opportunity under National Grid USA’s annual bonus arrangements. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA’s Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programmes and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefit plans and programmes shall continue to be effective for certain time periods following termination of William Davis’ employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

5.4.5	On 6 March 2001, Steven Holliday entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £325,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors’ performance-related bonus plan. Long-term incentives are

Part VII — Additional Information

provided through discretionary share incentive plans. Steven Holliday is provided with a car and receives death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company’s request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday’s service agreement is terminable by him on 12 months’ written notice and by National Grid and National Grid Company on 24 months’ written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

5.4.6	On 22 March 2000, Rick Sergel entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. His base salary as President and Chief Executive Officer of National Grid USA is currently $820,000 (which is reviewed annually on 1 April) and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA’s Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel’s service agreement is for an initial fixed term until March 2003, subject to a one year notice period by National Grid after March 2002, although the service agreement is terminable by him on six months’ written notice at any time

In the event that National Grid USA terminates Rick Sergel’s service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel of up to two years’ salary and bonus and continue to provide the welfare plans, retirement, incentive and fringe benefit plans for that period. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

5.4.7	A non-pensionable annual cash bonus of up to a maximum of 60 per cent. of base salary can be paid to Roger Urwin, Stephen Box, Edward Astle and Steven Holliday for the achievement of demanding financial, personal and quality of service targets, Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent. of salary. Rick Sergel also participates in the National Grid USA Goals Programme, an all-employee bonus plan that can pay up to 4.5 per cent. of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s and William Davis’ cash bonuses are pensionable. Roger Urwin, Stephen Box, Edward Astle and Steven Holliday are members of the National Grid section of the Electricity Supply Pension Scheme (the “ESPS”), to which they currently contribute 3 per cent. of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent. of salary but all employees currently benefit from a reduction in contributions. The ESPS’ main features in respect of the National Grid Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years’ service (although National Grid Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse’s pension of two-thirds National Grid Director’s pension on death; discretionary payment of dependant’s pension if there is no surviving spouse; pension increase by inflation of up to 5 per cent. per annum and, for National Grid Directors affected by the “earnings cap”, National Grid may provide benefits on salary above the cap on a partially funded basis. Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel’s benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis’ benefit is under a cash balance arrangement that credits employer contributions during each year of employment in an amount based upon service time and compensation. In addition, cash balances receive annual earnings credit. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plan also provides for a spouse’s pension, the value of which is based upon the participant’s benefit at death. Benefits under these arrangements do not increase after commencement upon retirement. Details of the National Grid Directors’ aggregate emoluments for the year ended 31 March 2002 are set out in section 5.6 below.

5.4.8	On 13 June 2002, Steve Lucas entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Steve Lucas will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Steve Lucas will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Steve Lucas will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. Steve Lucas’ service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Steve Lucas is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Steve Lucas will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

5.4.9	On 13 June 2002, Colin Matthews entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Colin Matthews will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Colin Matthews will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Colin Matthews will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. Colin Matthews’ service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Colin Matthews is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Colin Matthews will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

5.4.10	On 13 June 2002, John Wybrew entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £360,500 per annum (which is to be reviewed annually on 1 April). John Wybrew will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to

Part VII — Additional Information

at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. John Wybrew will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. John Wybrew will continue to enjoy Lattice’s personal accident insurance, private medical insurance and financial counselling schemes. John Wybrew’s service agreement will be terminable by him on 12 months’ notice and by National Grid and National Grid Company on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of John Wybrew is terminated (without cause) within the 12 months following a change of control of National Grid Transco, John Wybrew will be entitled to one year’s salary (less applicable taxes), and to be credited with one year’s additional pensionable service as liquidated damages.

5.4.11	All of the executive directors of Lattice are subject to the Inland Revenue earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme. Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits. The provisions for all of the executive directors of Lattice are designed to give a pension equivalent of two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. With employer’s consent, provided 10 years’ service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pension payments are increased in line with inflation. A dependant’s pension is payable on the death of an executive director of Lattice, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant’s pension is payable equal to two-thirds of the executive director’s pension, prior to exchanging any of it for a cash lump sum. Flat rate children’s benefits may be payable in addition to the dependant’s pension on death in service or death in retirement. Details of the Lattice Directors’ emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to Lattice Group in Part III of this document.

5.5	On 13 June 2002, Sir John Parker entered into a service agreement with National Grid which will become effective on completion of the Merger. His fee will be £225,000 per annum (which is to be reviewed annually in April). Sir John Parker will be provided with a car, fuel expenses and driver, at the discretion of National Grid. He will continue to enjoy Lattice’s personal accident insurance and private medical insurance. Sir John Parker’s service agreement will be terminable by him on 12 months’ notice and by National Grid on 12 months’ notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if it is terminated (without cause) within the 12 months following a change of control of National Grid Transco, without an equivalent position being offered, Sir John Parker will be entitled to one year’s fee (less applicable taxes), as liquidated damages.

5.6	The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the National Grid Directors for the year ended 31 March 2002 amounted to £6,306,717. The remuneration policy of National Grid Transco will be reviewed by the remuneration committee of National Grid Transco following completion of the Merger, in the light of the responsibilities to be undertaken by the directors of National Grid Transco within the Merged Group. Subject to this, it is estimated for the year ending 31 March 2003, the directors of National Grid Transco will be paid a total of approximately £6.2 million by the Merged Group.

6.	National Grid Directors’ and National Grid Transco Directors’ interests

6.1	The interests, all of which are beneficial, of the National Grid Directors in National Grid Shares as at 12 June 2002 (being the latest practicable date prior to the publication of this document), which in aggregate represent approximately 0.01 per cent. of the issued ordinary share capital of National Grid, are set out in the table below. The figures are based upon the interests in National Grid Shares which have been notified by each National Grid Director to National Grid pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of National Grid Directors’ interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Director which would, if the connected person were a National Grid Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant National Grid Director:

Name	Interests in National Grid Shares

James Ross	19,000
Roger Urwin	147,920
Stephen Box	18,459
Edward Astle	—
William Davis	11,520
Steven Holliday	—
Rick Sergel	2,937
Bob Faircloth	—
John Grant	10,000
Bonnie Hill	2,930
Paul Joskow	5,000
Richard Reynolds	10,000

Note: None of the National Grid Directors currently has any interest in Lattice Shares.

Part VII — Additional Information

6.2	On the basis of the assumptions set out in section 4.2 of this Part VII, the interests, all of which are beneficial unless otherwise stated, of the National Grid Transco Directors in National Grid Transco Shares immediately following completion of the Merger are set out in the table below. The figures are based upon the interests in shares which have been notified pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors’ interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Transco Director which would, if the connected person were a National Grid Transco Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director:

	Interests in National Grid Transco Shares immediately after completion of the Merger

Name	National Grid Transco Shares held other than in the Lattice Group Long Term Incentive Scheme	National Grid Transco Shares acquired through the Lattice Group Long Term Incentive Scheme, and held subject to a retention period	(c)	National Grid Transco Shares held in the Lattice Group Long Term Incentive Scheme	(d)

Sir John Parker	4,591	—		—
James Ross	19,000	—		—
Roger Urwin	147,920	—		—
Steve Lucas(e)	23,471	31,237		176,491
Edward Astle	—	—		—
Steven Holliday	—	—		—
Colin Matthews(a)(e)	—	—		96,589
Rick Sergel	2,937	—		—
John Wybrew(e)	64,945	114,380		208,284
John Grant	10,000	—		—
Kenneth Harvey(b)	1,838	—		—
Bonnie Hill	2,930	—		—
Paul Joskow	5,000	—		—
Stephen Pettit	1,875	—		—
George Rose	5,025	—		—

(a)	In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews to Lattice in recognition of the fact that options had lapsed and other benefits had been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, i.e. on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 12 June 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidations of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. Colin Matthews has agreed that his allocation will continue after the Merger on revised terms. Based on the 65,204 Lattice Shares currently subject to this allocation, immediately after completion of the Merger, the allocation will be over 24,451 National Grid Transco Shares.
(b)	Kenneth Harvey is interested in 2,099 Lattice Shares, which will be exchanged for 787 New National Grid Transco Shares, as well as being interested in 1,051 National Grid Shares.
(c)	The shares shown in this column will be acquired under the Lattice Group Long Term Incentive Scheme, having been awarded in 1999 and assuming vesting in full at the earlier of the end of the three year performance period and the time of the Merger. They will be subject to a further retention period, however, and may not be released until 1 October 2003.
(d)	The shares shown in this column will be the subject of awards under the Lattice Group Long Term Incentive Scheme in respect of which a performance condition must be met before they can vest. Once the shares have vested, they must be held for a further 12 month retention period before they can be released.
(e)	Each of Steve Lucas, Colin Matthews and John Wybrew is deemed for the purposes of the Companies Act to be a potential beneficiary under the Lattice Group All Employee Share Ownership Plan (“Lattice AESOP”) and the Lattice Group Employees Share Trust (“Lattice EST”) and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in 18,440,649 Lattice Shares held by the Lattice AESOP and 65,204 Lattice Shares held by the Lattice EST. Applying the Merger ratio set out above to these numbers, they will each be deemed to have an interest in 6,915,243 National Grid Transco Shares under the Lattice AESOP and 24,451 National Grid Transco Shares under the Lattice EST immediately following completion of the Merger.

The figures for the New National Grid Transco Directors are based on the number of Lattice Shares held by the New National Grid Transco Directors, to which is applied the Merger exchange ratio set out in section 2 of Part V of this document.

The percentage shareholdings of the National Grid Transco Directors are not shown above because such shareholdings will in aggregate represent less than one per cent. of the National Grid Transco Shares in issue immediately following completion of the Merger.

6.3	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	29 Sep 1997	280.50	Sep 2000 – Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	133,214
Stephen Box	29 Sep 1997	280.50	Sep 2000 – Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	93,250
Edward Astle	6 Sep 2001	479.50	Sep 2004 – Sep 2011	193,952
Steven Holliday	30 Mar 2001	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003 – Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	134,321

In addition, at completion of the Niagara Mohawk acquisition, William Davis held stock appreciation rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid ADSs. Each SAR over a National Grid ADS constitutes a notional right over five National Grid Shares. At exercise, a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

Name	Exercise price per SAR ($)	Normal exercise periods	Outstanding National Grid ADSs under option

William Davis	26.20	Aug 1998 – Dec 2008	58,629
	26.20	Aug 1998 – Dec 2008	58,629
	23.04	Jan 2000 – Dec 2010	52,766

Part VII — Additional Information

6.4	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

William Davis and Rick Sergel participate in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). They may choose to invest awards received under this plan into the Deferred Compensation Plan resulting in an entitlement to notional National Grid ADSs. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) their entitlement to notional National Grid ADSs is as follows:

Name	Date of notification	Notional entitlement to National Grid ADSs	Balance

William Davis	11 Jun 2002	1,083	1,083
Rick Sergel	5 Jun 2001	4,353	4,353
	15 Aug 2001	87	4,440
	15 Jan 2002	58	4,498
	11 Jun 2002	5,340	9,838

6.5	The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option

Roger Urwin	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692
Stephen Holliday	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692

6.6	Each of the current executive National Grid Directors other than William Davis (being Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Companies Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (“QUEST”) and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in the 12,374,486 National Grid Shares held by the QUEST and the 611,516 National Grid Shares held by the 1996 Employee Benefit Trust.

6.7	Save as disclosed in this section 6, none of the National Grid Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided any guarantees for the benefit of the National Grid Directors as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

6.8	No National Grid Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

7.	Effect of the Merger on the National Grid Share Plans

The Merger will have no effect on the National Grid Share Plans since there is no change of control of National Grid

8.	Summary of the proposed National Grid Transco Performance Share Plan 2002 (the “2002 Share Plan”)

8.1	Eligibility

Employees (including executive directors) of National Grid Transco and its subsidiaries, including joint venture companies, will be eligible to participate in the 2002 Share Plan at the discretion of the remuneration committee of National Grid Transco as constituted following completion of the Merger (the “Remuneration Committee”).

8.2	Awards under the Plan

An award consists of the right to receive, in due course, a transfer or subscription of National Grid Transco Shares for either a nil or nominal cost and otherwise on the terms described in this summary. No payment will be required for the grant of an award. Awards are not transferable other than to the personal representatives of a deceased participant. They may only be granted during the six weeks following completion of the Merger or an announcement of results, or if the Remuneration Committee considers there are exceptional circumstances.

No awards will be made later than the tenth anniversary of the approval of the 2002 Share Plan by shareholders and the Remuneration Committee will review its operation after no more than five years.

8.3	Source of National Grid Transco Shares

Any group company may provide money to a third party for the acquisition of National Grid Transco Shares (by purchase or subscription) to be held for the purposes of the 2002 Share Plan, enter into any guarantee or indemnity for those purposes, or meet their reasonable expenses, to the extent permitted by law. It is probable that the trustee of the National Grid 1996 Employee Benefit Trust will be the third party concerned.

8.4	Performance measurement

The extent to which awards will vest will be subject to a performance condition. The Remuneration Committee will have discretion on each occasion to set the condition, and, while there is no current intention to make awards, National Grid does not currently envisage circumstances where less demanding criteria will apply than requiring National Grid Transco’s total shareholder return over a single three year period to be at least at the median of an appropriate comparator group for any part of the award to vest and at least at the upper quartile for it to vest fully.

8.5	Vesting of awards

An award may not normally vest earlier than three years after it was made and shares will not normally be released until expiry of an additional year’s retention period (i.e. four years in total). Notwithstanding any other rule, if awards are structured as options, they will remain exercisable until three months following the later of their becoming exercisable and the participant being free to deal in National Grid Transco’s Shares.

8.6	Special circumstances

If a participant ceases employment an award will normally lapse unless the cessation is as a result of death, injury, disability, pregnancy, redundancy, the participant’s business unit ceasing to be part of the Merged Group, retirement or otherwise at the Remuneration Committee’s discretion in which case the awards will vest on the same basis as for a takeover.

Provisions exist for the early vesting of an award in the event of a takeover, reconstruction or winding-up of National Grid Transco (other than an internal reorganisation or, at the discretion of the Remuneration Committee, a merger), subject to the performance condition(s) and pro-rated by reference to time elapsed, with the Remuneration Committee determining the extent to which the condition(s) have been satisfied if the performance period has not by then ended.

Part VII — Additional Information

In the event of both leaver situations and a takeover, reconstruction or winding-up of National Grid Transco, the Remuneration Committee has a general discretion to determine a more appropriate method for dealing with awards and, in addition, has discretion to similarly vest awards in the event of a demerger or other event which has a significant impact on National Grid Transco’s share price.

8.7	Adjustment of Awards

In the event of any increase or variation of the share capital of National Grid Transco, or the payment of a capital dividend or a like event affecting National Grid Transco, the Remuneration Committee may make such adjustments as it considers appropriate to the number of National Grid Transco Shares the subject of the award.

8.8	Pensionability

No benefits received under the 2002 Share Plan will be pensionable.

8.9	Limits on participation

The total number of National Grid Transco Shares over which awards may be made to any one participant during any financial year of National Grid Transco may not exceed the number whose value is 125 per cent. of his base salary.

The following provisions limit the number of National Grid Transco Shares which can be issued for the purposes of the 2002 Share Plan and are designed to correspond with the limits in the National Grid Executive Share Option Plan 2002.

The number of National Grid Transco Shares for which rights to subscribe may be granted under the 2002 Share Plan, or which may be issued to a third party (other than on exercise of a right to subscribe) to be used for 2002 Share Plan awards, may not exceed 10 per cent. of National Grid Transco’s issued ordinary share capital over any ten year period, when added to shares issued or remaining issuable under options granted in that period, or issued otherwise than on option exercise, under any other employees’ share scheme established by National Grid Transco or any associated company. Awards pursuant to an executive share plan may not exceed 5 per cent. of National Grid Transco’s issued share capital (similarly calculated) over the same period.

8.10	Alterations to the 2002 Share Plan

The Remuneration Committee may alter any of the provisions of the 2002 Share Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the following rules of the 2002 Share Plan to the advantage of participants shall be made without the prior approval of National Grid Transco in general meeting:

(a)	the persons eligible to participate and the basis on which their entitlement is determined; or

(b)	the terms on which a participant is able to exercise an award; or

(c)	the limits on participation described above; or

(d)	the rights attaching to National Grid Transco Shares issued under the 2002 Share Plan (if any); or

(e)	the terms concerning adjustment of awards in the event of an increase or variation of share capital, capital dividend or like event,

but for the avoidance of doubt the above does not prevent the Remuneration Committee from adjusting performance conditions attaching to existing awards to reflect intervening events. Such ability will not be used to make such conditions less demanding than the conditions were intended to be.

8.11	General

The National Grid Transco Directors reserve the right to establish schedules to the 2002 Share Plan or other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK provided that any shares made available under such schedules or plans will be treated as counting against the relevant individual or overall dilution limits of the 2002 Share Plan.

The National Grid Directors reserve the right to amend the draft rules of the 2002 Share Plan up to and including the date of the National Grid EGM provided that they do not materially conflict with the foregoing summary. The resolution to adopt the 2002 Share Plan permits National Grid Transco Directors to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they might have an interest in the 2002 Share Plan, and relaxes any prohibition on voting contained in the National Grid Transco Articles.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. Further, prior to making any awards under the 2002 Share Plan, the Remuneration Committee will consult with the Association of British Insurers and National Grid Transco’s principal shareholders regarding the detailed terms of initial awards.

9.	Principal differences between the National Grid Articles and the National Grid Transco Articles

The principal differences between the National Grid Articles and the National Grid Transco Articles are explained below. A copy of the National Grid Transco Articles and of the National Grid Articles will be available for inspection as referred to in section 16 below. A copy of the National Grid Transco Articles will also be available during, and for at least 15 minutes prior to, the National Grid EGM.

It is proposed that the provisions relating to the National Grid Special Share will be amended to incorporate certain of the provisions which are currently in the Lattice Articles and which relate to the Lattice Special Share. Accordingly, in addition to the matters referred to in the National Grid Articles, each of the following matters will be effective only with the consent in writing of the Special Shareholder:

(a)	any amendment or removal of those rights which are intended to ensure that Transco remains at least 85 per cent. owned and controlled by its ultimate holding company and which are contained in article 10 of the articles of association of Transco, or similar rights in the articles of association of a Relevant Subsidiary (as defined below);

(b)	any agreement by National Grid Transco or a Relevant Subsidiary to the creation or issue of voting shares in Transco or a Relevant Subsidiary other than an issue following which National Grid Transco will own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(c)	any agreement by National Grid Transco or a Relevant Subsidiary to the disposal of shares or voting interests in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(d)	any agreement by National Grid Transco or a Relevant Subsidiary to amend or vary the rights attaching to any shares in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(e)	any act or omission by National Grid Transco or its directors or by a Relevant Subsidiary or its directors which results in National Grid Transco ceasing to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at meetings of Transco.

National Grid Transco may, notwithstanding other restrictions, effect a Qualifying Reorganisation (as defined below) under which the Special Shareholder receives a special share in the ultimate holding company of Transco. In addition, National Grid Transco or a Relevant Subsidiary may dispose of shares in Transco or its holding company so that 85 per cent. or less of the shares in Transco are held directly or indirectly by National Grid Transco where Transco is, or the disposal is to a company which is, listed on a recognised stock exchange and the Special Shareholder receives a special share with rights which are the same in all material respects as those attaching to the National Grid Transco Special Share and restrict the interests of any person to less than 15 per cent. and ensuring that at least 85 per cent. of the voting rights of Transco at general meetings is owned by the listed company.

The articles of association of Transco and each Relevant Subsidiary grant special rights to National Grid Transco whose consent will be required for:

(a)	the amendment or removal of National Grid Transco’s special rights in those articles of association;

(b)	the creation or issue of voting shares in Transco or the Relevant Subsidiary as the case may be following which National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

Part VII — Additional Information

(c)	the variation of any of the rights attached to shares in Transco held by National Grid Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the votes at general meetings of Transco.

The following definition is included in the National Grid Transco Articles and the articles of association of each Relevant Subsidiary:

“Relevant Subsidiary”	means any company which is a subsidiary of National Grid Transco and both (i) is a holding company of Transco; and (ii) contains in its articles of association a provision equivalent to article 10 in the articles of association of Transco Holdings plc.

The following definition is included in the National Grid Transco Articles:

“Qualifying Reorganisation”	means any reorganisation, reconstruction or arrangement of National Grid Transco or the Group, including without prejudice to the generality thereof, the super-imposition of a new holding company above National Grid Transco or the transferring of part of the Group in whatever form to shareholders of National Grid Transco including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or companies then owning National Grid Transco or the Group shall be substantially the same (except to the extent that such ownership cannot be substantially the same because by reason of the law of a country or territory outside the United Kingdom such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by National Grid Transco or any of the issuers with conditions with which National Grid Transco or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of National Grid Transco immediately before such transaction.

In addition, the National Grid Transco Articles include an increased limit on fees payable to non-executive directors of an aggregate maximum amount not exceeding £1,000,000.

10.	Material contracts

10.1	National Grid Group

10.1.1	Save for the contracts described in section 10.1.2 below, the consent and undertaking described in section 10.2.2 below and the contracts which have been made available for inspection in the last two years described in section 10.1.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of National Grid Group has any obligation or entitlement which is material to National Grid Group as at the date of this document.

10.1.2	(a) An inducement fee agreement dated 22 April 2002 between (1) National Grid and (2) Lattice entered into in connection with the Merger (the “Inducement Fee Agreement”). The Inducement Fee Agreement provides for either party to pay the other a fee of £60 million if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either: (a) the shareholders of such party do not pass the necessary resolutions approving the Merger; or (b) such party terminates discussions with the other party; or

(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii) either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective, and in each case the Merger does not become effective in accordance with its terms;

	(b)	a sale and purchase agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, NEP, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook LLC whereby:

(i) FPL Energy Seabrook LLC agreed to purchase NEP’s approximate 9.96 per cent. interest in the Seabrook Nuclear Station, together with the interests of the sellers listed above (a total of approximately 88.23 per cent. of the interests in Seabrook);

(ii) FPL Energy Seabrook LLC agreed to pay an aggregate of $836.6 million (subject to adjustment) to NEP and the other sellers for the assets acquired under the sale and purchase agreement and NEP’s share of such proceeds is estimated with known purchase price adjustments to be approximately $94.1 million;

(iii) FPL Energy Seabrook LLC assumed most of the sellers’ obligations as related to the Seabrook Nuclear Station, including responsibility for all liabilities and obligations of NEP under contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental liabilities at the facilities except for pre-closing violations and off-site disposal of, and responsibility for decommissioning Seabrook;

(iv) FPL Group Capital Inc agreed to guarantee the FPL Energy Seabrook LLC’s payment of the purchase price and provide funding assurance for FPL Energy Seabrook LLC’s funding obligations as required by the New Hampshire Nuclear Decommissioning Financing Committee; and

(v) NEP is required under pre-existing agreements to first offer its interest in Seabrook to the non-selling owners on equivalent terms. The non-selling owners have until late June 2002 to notify NEP if they will purchase NEP’s interest;

	(c)	a guarantee and indemnity given to EIB by National Grid dated 11 February 2002 under which National Grid guarantees the financial obligations of Energis Polska to EIB in relation to a Euro 125 million loan facility granted to Energis Polska by EIB.

10.1.3	(a)	The consent to the National Grid Scheme and the undertaking to be bound by its terms executed by National Grid in favour of National Grid Holdings One plc and dated 10 December 2001;

	(b)	a sponsor’s agreement dated 10 December 2001 between National Grid, National Grid Holdings One plc and Rothschild;

	(c)	a supplemental trust deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Corporation p.l.c.;

	(d)	a credit agreement dated 22 November 2001 between (1) National Grid (as guarantor and borrower); (2) NGGF (as borrower); (3) National Grid Holdings One plc (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited; (5) HSBC Investment Bank plc; (6) HSBC (USA) Inc.; and (7) certain banks and financial institutions;

	(e)	a letter agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and EIB;

Part VII — Additional Information

(f)	the trust deeds, subscription agreements and paying agency agreements relating to the Euro 1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the Euro 750,000,000 6.125 per cent. guaranteed bonds due 2011 issued by NGGF and guaranteed by National Grid and National Grid Holdings One plc which were summarised in the offering circular issued by NGGF on 20 August 2001;

(g)	the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

(h)	an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear LLC (“Constellation Nuclear”) and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear;

(i)	an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Rochester Gas and Electric Corporation, Central Hudson Gas and Electric Corporation, New York State Electric and Gas Corporation, Constellation Nuclear and Constellation Energy Group, Inc. as guarantor of Constellation Nuclear; and

(j)	the Niagara Mohawk Merger Agreement.

10.2	Lattice Group

10.2.1	Save for the contracts described in section 10.2.2 below, the Inducement Fee Agreement described in section 10.1.2(a) above and the contracts which have been made available for inspection in the last two years described in section 10.2.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of Lattice Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of Lattice Group has any obligation or entitlement which is material to Lattice Group as at the date of this document.

10.2.2	The consent to the Lattice Scheme and the undertaking to be bound by its terms executed by National Grid in favour of Lattice dated 13 June 2002.

10.2.3	(a)	A demerger agreement dated 15 September 2000 between BG Group and Lattice;

	(b)	an indemnity agreement dated 15 September 2000 between BG Group and Lattice;

	(c)	a deed of indemnity dated 15 September 2000 between BG Transco Holdings Limited and Transco and a deed of indemnity dated 15 September 2000 between BG Energy Holdings Limited and BG Transco Holdings Limited;

	(d)	a tax agreement dated 15 September 2000 between BG Group and Lattice; and

	(e)	a dispute resolution agreement dated 15 September 2000 between BG Group and Lattice.

11.	Litigation

11.1	National Grid Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of National Grid Group:

11.1.1	On 25 May 2000, the New York State Department of Environmental Conservation (“DEC”) issued an air pollution notice of violation to Niagara Mohawk Power regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. (“NRG”), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk Power and NRG that they will be seeking substantial fines against Niagara Mohawk Power and NRG as well as the imposition of pollution controls. It is National Grid’s position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk Power and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk Power filed a declaratory judgment action against NRG in New York State Supreme Court. Niagara Mohawk Power is seeking a declaratory judgment that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 2 January 2002, New York State filed a suit against Niagara Mohawk Power and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk Power has filed a motion to dismiss.

The suit does not expressly state the amount claimed. As fines under the legislation can range between $10,000 and $27,500 per day per violation and numerous violations have been alleged to have occurred at various times over a period of years commencing in the 1980s the total aggregate amount assessed could in theory be substantial. However, whilst National Grid recognises that it is always open to the court to award an amount up to the statutory maximum, in other similar cases, penalties have been assessed in the range of $10 million to $20 million.

11.1.2	In November 1999, NEP entered into an agreement with Northeast Utilities (“NU”) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit (“Millstone 3”). As part of this agreement, NU agreed to include NEP’s 16.2 per cent. share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9 million were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0 million. Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140.0 million of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently as the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

11.2	Lattice Group
Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lattice is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Lattice Group:

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health and Safety at Work Act 1974 in the alternative. A trial date is awaited. As at the date of this document, Lattice is unable to predict the scope or amount of any liability arising from such trial.

12.	Significant change
12.1	National Grid Group
There has been no significant change in the financial or trading position of National Grid Group since 31 March 2002, the date to which the last audited accounts of National Grid Group have been published.

12.2	Lattice Group
There has been no significant change in the financial or trading position of Lattice Group since 31 March 2002, the date to which the last audited accounts of Lattice Group have been published.

13.	Working Capital
National Grid is of the opinion that the working capital available to National Grid Group, as enlarged by the Merger, is sufficient for National Grid Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

14.	Summary of conditions of use of the internet proxy appointment and voting instruction service
14.1	Introduction

This section summarises certain material conditions governing the use, by National Grid Shareholders, of Lloyds TSB Registrars’ internet proxy appointment and voting instruction service (the “Internet Service”) in connection with the National Grid EGM. The conditions of use set out below in this section 14 are legally binding and should be read carefully before using the Internet Service.

Part VII — Additional Information

The conditions of use of the Internet Service are set out in full on the website at www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Numbers (being the three 8-digit numbers printed on the Form of Proxy).

14.2	Confirmations
When the Voting Reference Numbers are entered and the icon “GO” is clicked the user will be deemed to confirm that he:
(a) is registered to use the Internet Service;
(b) has the right to vote his National Grid Shares; and
(c) has read, understood and agreed to be bound by the relevant conditions of use.

14.3	Voting Reference Numbers and security
A user of the Internet Service must take all reasonable steps to ensure that his, her or its Voting Reference Numbers are kept secret and not disclosed to someone else unless the user wants that other person to use the Voting Reference Numbers to access the Internet Service on their behalf and has given them a power of attorney to do so. Corporate shareholders holding National Grid Shares on behalf of clients should note that divulging their Voting Reference Numbers to one of their clients may enable that client to use the Internet Service in respect of the corporate shareholder’s entire holding. Users of the Internet Service will be given a limited number of attempts to enter their Voting Reference Numbers following which their right to use the Internet Service will be withdrawn. Lloyds TSB Registrars will not accept any message or instruction containing a computer virus.

14.4	Authority given by use of the Voting Reference Numbers
Lloyds TSB Registrars (and/or National Grid) will be entitled to act on instructions given using the Internet Service in connection with the Voting Reference Numbers without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by a National Grid Shareholder or duly authorised attorney. However, Lloyds TSB Registrars may insist upon written confirmation of appointments and may make additional security checks where it is reasonably believed they are justified.

14.5	Availability of Internet Service
Lloyds TSB Registrars will make all reasonable efforts to ensure the Internet Service is available during the times specified in the voting documentation but routine maintenance requirements, excess demand and circumstances beyond its control may mean this is not possible.

14.6	Limitation of liability
Neither Lloyds TSB Registrars nor National Grid are liable for any direct loss or damage resulting from making the Internet Service available, unless directly caused by their negligence, fraud or deliberate default. Lloyds TSB Registrars’ and National Grid’s liability for consequential and indirect losses is excluded (except in the case of fraud). Lloyds TSB Registrars and/or National Grid will have no liability for instructions accepted via the Internet Service in good faith. Neither Lloyds TSB Registrars nor National Grid will be liable for failing to act on any message given to Lloyds TSB Registrars using the Internet Service, which Lloyds TSB Registrars do not receive.

14.7	Record keeping
Lloyds TSB Registrars may record all telephone conversations in connection with the Internet Service and keep the recordings for at least one year. Records will also be kept of all proxy appointments and other instructions given via the Internet Service for one year.

14.8	E-mail addresses
If a user of the Internet Service provides Lloyds TSB Registrars with e-mail contact details when using the Internet Service, Lloyds TSB Registrars may use those details in order to contact the user for any purpose that is legitimately connected with the user’s National Grid Shares. Lloyds TSB Registrars may also give the e-mail contact details to National Grid for this purpose.

14.9	Software and hardware
It is the responsibility of users of the Internet Service to ensure that any software supplied to them when they access the Internet Service is compatible with their equipment and any software on their equipment. Users must take all reasonably practicable measures to ensure that their equipment is free of any computer virus (in particular because the Internet Service is accessible via the internet over which Lloyds TSB Registrars have no control) and is adequately maintained in every way.

Users of the Internet Service must not access the Internet Service using any computer or other device they do not own unless they have first obtained the owner’s permission and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of not obtaining such permission. Users of the Internet Service are responsible for their use of any internet access services through which they access the Internet Service.

Users of the Internet Service will be granted a non-exclusive, non-transferable, temporary licence to use software supplied to them when they access the Internet Service for the purpose of accessing the Internet Service, and for no other purpose. If the Internet Service is accessed from a country outside the UK, the user is responsible for complying with the local laws of that country and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of the user’s failure to comply with this obligation.

An appointment or instruction given using the Internet Service will be treated as received when it is recorded by Lloyds TSB Registrars’ server in a way capable of being reproduced in legible form.

15.	Additional information
15.1	Rothschild is registered in England (number 925279) and has its registered office at New Court, St. Swithin’s Lane, London EC4P 4DU. Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

15.2	Employees of Rothschild who are advising National Grid in connection with the Merger, the proposed listing and admission to trading of the New National Grid Transco Shares have an interest, in aggregate, in 5,268 National Grid Shares which represents less than 0.1 per cent. of National Grid’s issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

15.3	The auditors of both National Grid and Lattice are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have audited the accounts of National Grid without qualification since National Grid’s incorporation and have audited the accounts of Lattice without qualification since Lattice’s incorporation.

15.4	PricewaterhouseCoopers has given and has not withdrawn its consent to the inclusion in this document of its reports and of references thereto, and its name in the form and context in which they appear.

15.5	The financial information relating to National Grid and Lattice set out in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002 have been prepared. Statutory accounts for National Grid Holdings One plc for the two financial years ended 31 March 2001 have been prepared. Statutory accounts for Lattice for the financial year ended 31 December 2000 and for the 15 months ended 31 March 2002 have been prepared. The auditors of National Grid and Lattice have audited the accounts of National Grid and Lattice for such periods and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts of National Grid and of National Grid Holdings One plc in respect of their respective financial periods ended 31 March 2001 and of Lattice for the financial year ended 31 December 2000 have been delivered to the Registrar of Companies. The statutory accounts of National Grid for the financial year ended 31 March 2002 and of Lattice for the 15 month financial period ended 31 March 2002 will be delivered to the Registrar of Companies following the National Grid AGM and the Lattice AGM, respectively.

16.	Documents available for inspection
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until completion of the Merger and will be available for inspection at the place of the National Grid EGM for at least 15 minutes prior to and during the National Grid EGM:

16.1	this Circular;

16.2	the Listing Particulars;

16.3	the Lattice Scheme Circular;

Part VII — Additional Information

16.4	the offering circular issued by NGGF on 20 August 2001;

16.5	the offering circular issued by National Grid Company on 23 July 2001;

16.6	the accountants’ report containing financial information for the year ended 31 December 1999, as set out in the listing particulars issued by Lattice on 15 September 2000;

16.7	the Memorandum of Association of National Grid, the National Grid Articles and the National Grid Transco Articles;

16.8	the Memorandum of Association of Lattice and the Lattice Articles (as currently in force and as they will be following amendments to be approved at the Lattice EGM);

16.9	the letter of consent from the Special Shareholder referred to in section 10 Part II of this document;

16.10	the audited consolidated accounts of National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002;

16.11	the audited consolidated accounts of Lattice for the period from incorporation to 31 December 2000 and for the 15 month period ended 31 March 2002;

16.12	the reports from PricewaterhouseCoopers set out in Parts III and IV of this document;

16.13	the National Grid Directors’ and the New National Grid Transco Directors’ service contracts referred to in section 5.4 above;

16.14	the material contracts referred to in section 10 above;

16.15	the consent letters referred to in section 15 above; and

16.16	the rules of the National Grid Share Plans the 2002 Share Plan and the Lattice Share Schemes.

Dated 14 June 2002

DEFINITIONS

“186k”	186k Limited, a wholly-owned subsidiary of Lattice

“2002 Share Plan”	the new National Grid Transco Performance Share Plan 2002 proposed to be approved at the National Grid EGM conditional upon the Lattice Scheme becoming effective

“Admission”	the admission of the New National Grid Transco Shares to (i) the Official List; and (ii) trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

“ADR”	an American depositary receipt

“ADS”	an American depositary share

“Advantica”	Advantica Technologies Ltd and Advantica Technologies Inc., wholly-owned subsidiaries of Lattice

“Authority”	the Gas and Electricity Markets Authority established under section 1 of the Utilities Act

“BG”	BG plc

“BG Group”	BG Group plc

“Board”	the board of directors of National Grid, Lattice or National Grid Transco, as the context requires, as listed in section 5 of Part VII of this document

“certificated” or “in certificated form”	where a share or other security is not in uncertificated form

“Circular”	this document dated 14 June 2002

“Clean Air Act”	the US Clean Air Act of 1963, as amended

“Closing Price”	the closing middle market quotation of the relevant share as derived from the Daily Official List as at 13 June 2002 (being the latest practicable date prior to the publication of this document)

“Companies Act”	the Companies Act 1985, as amended

“Court”	the High Court of Justice in England and Wales

“CREST”	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)

“CRESTCo”	CRESTCo Limited

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended

“Daily Official List”	the daily official list of the London Stock Exchange

“Demerger”	the demerger of Lattice from BG Group which became effective on 23 October 2000

“Depositary”	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA

“EIB”	European Investment Bank

“Electricity Act”	the Electricity Act 1989, as amended

“Energis”	Energis plc

“Energis Polska”	Energis Polska Sp. zo.o

Definitions

“Exchangeable Bonds”	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares

“Fair Trading Act”	the Fair Trading Act 1973, as amended

“FERC”	the Federal Energy Regulatory Commission

“First Connect”	First Connect Limited, a wholly-owned subsidiary of Lattice

“Form of Proxy”	the form of proxy for use at the National Grid EGM which accompanies this document

“FRS”	UK Financial Reporting Standard

“Gas Act”	the Gas Act 1986, as amended

“Lattice”	Lattice Group plc

“Lattice AGM”	the annual general meeting of Lattice convened for Monday, 15 July 2002, including any adjournment thereof

“Lattice Articles”	the articles of association of Lattice

“Lattice Court Hearing”	the hearing of the petition by the Court to sanction the Lattice Scheme

“Lattice Court Meeting”	the meeting of Lattice Shareholders convened for Monday, 15 July 2002 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Lattice Scheme, including any adjournment thereof

“Lattice Directors”	the directors of Lattice, whose names are set out in section 5.2 of Part VII of this document

“Lattice EGM”	the extraordinary general meeting of Lattice convened for Monday, 15 July 2002 in connection with the Merger, including any adjournment thereof

“Lattice Energy Services”	Lattice Energy Services Limited, a wholly-owned subsidiary of Lattice

“Lattice Enterprises”	one of the three sectors of Lattice’s organisational structure, containing Lattice’s portfolio of non-regulated businesses

“Lattice Insurance”	Lattice Insurance Company Limited, a wholly-owned subsidiary of Lattice

“Lattice Group”	Lattice and its subsidiary undertakings and, where the context permits, each of them

“Lattice Group Holdings”	Lattice Group Holdings Limited, a wholly-owned subsidiary of Lattice

“Lattice Hearing Date”	the date on which the Order is made

“Lattice Property”	Lattice Property Portfolio Limited, a wholly-owned subsidiary of Lattice

“Lattice Scheme” or “Lattice Scheme of Arrangement”	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the Special Shareholder and the Lattice Shareholders, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court

“Lattice Scheme Circular”	the document, dated the date of this Circular, addressed, inter alia, to Lattice Shareholders setting out details of the Lattice Scheme, containing notices convening the Lattice Court Meeting and the Lattice EGM and comprising summary listing particulars relating to National Grid

“Lattice Scheme Effective Date”	the date on which the Lattice Scheme becomes effective, which is expected to be in autumn 2002

“Lattice Scheme Record Time”	6.00 p.m. on the business day before the Lattice Scheme Effective Date

“Lattice Shareholders”	registered holders of Lattice Shares

“Lattice Shares”	ordinary shares of 10 pence each in the capital of Lattice

“Lattice Share Schemes”	the existing employee share schemes and incentive plans operated by Lattice comprising the Lattice Group Sharesave Scheme, the Lattice Group All

Employee Share Ownership Plan, the Lattice Group Long Term Incentive Scheme, the Lattice Group Short Term Incentive Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust

“Lattice Special Share”	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder

“Lattice Voting Record Time”	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting

“Listing Particulars”	the listing particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules

“Listing Rules”	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time

“LNG”	liquefied natural gas

“London Stock Exchange”	London Stock Exchange plc

“Merged Group”	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them

“Merger”	the proposed merger of National Grid and Lattice as described in this document

“National Grid”	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group

“National Grid ADSs”	ADSs of National Grid, each of which represents five National Grid Shares

“National Grid AGM”	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof

“National Grid Articles”	the articles of association of National Grid

“National Grid Company”	The National Grid Company plc, a wholly-owned subsidiary of National Grid which, inter alia, owns and operates the high-voltage electricity transmission network in England and Wales

“National Grid Directors”	the directors of National Grid whose names are set out in section 5.1 of Part VII of this document

“National Grid EGM”	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof, notice of which is set out at the end of this document

“National Grid Final Dividend”	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002 and which is to be declared at the National Grid AGM

“National Grid Group”	National Grid and its subsidiary undertakings and, where the context permits, each of them

“National Grid Scheme”	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001

“National Grid Shareholders”	registered holders of National Grid Shares

“National Grid Share Plans”	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid

Definitions

Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan

“National Grid Shares”	ordinary shares of 10 pence each in the capital of National Grid

“National Grid Special Share” or “National Grid Transco Special Share”	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder

“National Grid Transco”	National Grid following completion of the Merger, proposed to be renamed National Grid Transco with effect from the Lattice Scheme Effective Date

“National Grid Transco Articles”	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective

“National Grid Transco Directors”	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 5.3 of Part VII of this document

“National Grid Transco Shareholders”	registered holders of National Grid Transco Shares

“National Grid Transco Shares”	ordinary shares of 10 pence each in the capital of National Grid Transco

“National Grid USA”	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid’s US electricity, gas and telecommunications operations

“NEP”	New England Power Company, which now forms part of National Grid USA

“New National Grid Transco Directors”	those directors of Lattice who, following completion of the Merger, will become directors of National Grid Transco, and whose names are marked with an asterisk in section 5.3 of Part VII of this document

“New National Grid Transco Shares”	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders on Lattice’s register of members at the Lattice Scheme Record Time pursuant to the Lattice Scheme

“NGGF”	NGG Finance plc, a wholly-owned subsidiary of National Grid

“Niagara Mohawk”	Niagara Mohawk Holdings, Inc., a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA

“Niagara Mohawk Merger Agreement”	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk

“Niagara Mohawk Power”	Niagara Mohawk Power Corporation, a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA

“NTS”	National Transmission System

“Official List”	the Official List of the UK Listing Authority

“Order”	the order of the Court sanctioning the Lattice Scheme under section 425 of the Companies Act and confirming the reduction of share capital of Lattice pursuant to the Lattice Scheme under section 137 of the Companies Act

“Panel”	the Panel on Takeovers and Mergers

“Registrar of Companies”	the Registrar of Companies in England and Wales

“Resolutions”	the resolutions to be proposed at the National Grid EGM, notice of which is set out at the end of this document

“Rothschild”	N M Rothschild & Sons Limited

“RPI”	the UK All Items Retail Price Index

“SEC”	the US Securities and Exchange Commission

“Secretary of State”	the UK Secretary of State for Trade and Industry

“SFAS”	US Statement of Financial Accounting Standards

“Special Shareholder”	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State

“SSAP”	UK Statement of Standard Accounting Practice

“SST”	SST (UK) Limited, a wholly-owned subsidiary of Lattice

“sterling” or “£”	the lawful currency for the time being in the UK

“Stoner”	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice

“The Leasing Group” or “TLG”	The Leasing Group plc, a wholly-owned subsidiary of Lattice

“Thrift Plans”	National Grid USA Incentive Thrift Plans I and II

“Transco”	Transco plc, a wholly-owned subsidiary of Lattice

“Transco Holdings”	Transco Holdings plc, a wholly-owned subsidiary of Lattice

“Transco Licence”	the gas transporter licence under which Transco is authorised to transport gas, which is treated as granted under section 7 of the Gas Act

“UK”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	United Kingdom Listing Authority

“uncertificated” or “in uncertificated form”	recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST

“US”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

“US dollars” or “$”	the lawful currency for the time being in the US

“Utilities Act”	the Utilities Act 2000, as amended

“Wider Lattice Group”	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

“Wider National Grid Group”	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

NATIONAL GRID GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of National Grid Group plc (the “Company”) will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on Tuesday, 23 July 2002 at 11.30 a.m. (or, if later, immediately following the conclusion or adjournment of the Company’s Annual General Meeting) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1, 4 and 7 will be proposed as ordinary resolutions and resolutions 2, 3, 5 and 6 will be proposed as special resolutions:

Resolution 1: To approve the Merger, increase the authorised share capital of the Company and authorise the directors to allot the maximum number of shares in the capital of the Company that could be required to be allotted under the Lattice Scheme

THAT:

(a)	the proposed merger (the “Merger”) of the Company and Lattice Group plc (“Lattice”) to be effected by way of a scheme of arrangement (the “Lattice Scheme”) under section 425 of the Companies Act 1985 (the “Companies Act”) between Lattice and its shareholders, details of which are contained in a document dated 14 June 2002 which has been sent to Lattice shareholders, a copy of which is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification, be approved and the directors of the Company (or any duly constituted committee thereof) be authorised to waive, amend, vary or extend any of the terms and conditions of the Merger (save for condition 1 of the conditions set out in Part VI of the document of which this notice forms part which cannot be waived) and/or agree on behalf of the Company to any modification of or to any addition to or to any condition to be imposed upon the Lattice Scheme where, in any such case, such waiver, amendment, variation, extension, modification, addition or condition is not material in the context of the Merger and to do all things as they may consider necessary, expedient or desirable in connection with the Merger;
(b)	subject to and immediately upon the Merger becoming unconditional (save for the registration of the order of the High Court of Justice in England and Wales sanctioning the Lattice Scheme and confirming the reduction of share capital involved in the Lattice Scheme by the Registrar of Companies in England and Wales) and the UK Listing Authority agreeing or confirming its decision to admit the New National Grid Transco Shares (as defined in the document of which this notice forms part) to the Official List and the London Stock Exchange plc agreeing or confirming its decision to admit the New National Grid Transco Shares to trading on the London Stock Exchange plc’s market for listed securities:
(i)	the authorised share capital of the Company be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 ordinary shares of 10 pence each having the rights set out in the articles of association of the Company but not ranking for the final dividend of 9.58 pence per ordinary share payable in respect of the financial year ended 31 March 2002; and
(ii)	in addition to and without prejudice to any existing authority, the directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of the Company to be held in 2003, provided that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note
Resolution 1 seeks approval for the Merger and certain actions necessary in order to implement the Merger. If passed, the resolution will:

(a)	approve the Merger and authorise the Directors to take all action necessary to carry the Merger and the Lattice Scheme into effect;
(b)	approve an increase in the share capital of the Company to £500,000,001, being approximately a 100 per cent. increase in the authorised share capital of the Company in order to create the shares which are needed to be issued in connection with the Lattice Scheme; and

(c)	authorise the Directors to issue shares in the Company to the existing shareholders of Lattice in connection with the Lattice Scheme.

Resolution 1 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

Resolution 2: To change the Company’s name to National Grid Transco plc
THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the name of the Company be changed to “National Grid Transco plc”.

Explanatory note
Resolution 2 seeks approval for National Grid to change its name to National Grid Transco plc to reflect the Merger.

Resolution 2 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 3: To adopt new articles of association of the Company
THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, new articles of association, a copy of which is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification, be adopted in substitution for and to the exclusion of the existing articles of association of the Company.

Explanatory note
Resolution 3 seeks approval for the Company to adopt new Articles of Association principally to amend the rights attaching to the Special Share in National Grid to incorporate certain rights attached to the Special Share in Lattice held by the Special Shareholder, which will be cancelled as part of the Lattice Scheme. In addition, the new Articles of Association increase the limit on the fees payable to Non-executive Directors to an aggregate maximum amount not exceeding £1,000,000. This increase takes into account the change in the composition of the Board and the increase in the number of Non-executive Directors.

Resolution 3 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 4: To authorise the directors to allot shares generally
THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the Directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of the Company in issue immediately following completion of the Merger, which authority shall be in substitution for the existing general authority passed prior to the holding of this meeting to allot relevant securities, and shall expire on 22 July 2007 provided that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note
To allow the Company to issue any additional shares it must be authorised to do so by its shareholders. This resolution gives the Company general authority to issue up to an additional 1,000,000,000 shares, up to a maximum of one-third of the shares in issue following completion of the Merger. This authority complies with guidelines currently in place to ensure investor protection. Other than in connection with the Merger and except as needed to satisfy the exercise of options or satisfaction of awards under the Company’s share plans and in respect of the unsecured exchangeable bonds issued by The National Grid Company plc, the Directors have no current intention of issuing new shares.

Resolution 4 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

Resolution 5: To authorise the directors to allot shares for cash, otherwise than on a pre-emptive basis
THAT, subject to the passing of resolution numbered 4 in this notice (“Resolution 4”) and to Resolution 4 becoming unconditional, the Directors be authorised pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the general authority conferred on them by Resolution 4 as if section 89(1) of the Companies Act did not apply to any such allotment provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and
(b)	the allotment otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15,000,000 provided always that the authority conferred by this paragraph (b) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of the Company in issue immediately following completion of the Merger, and shall expire on 22 July 2007 provided that the Directors may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note
If the Company were to issue additional shares for cash, it must first offer them to existing shareholders. This is known as a pre-emption right. In some circumstances, for example due to legal restrictions on the issue of shares in certain jurisdictions where shareholders have registered addresses or because the Directors feel it is in the Company’s own interest, it might be necessary to issue shares for cash without first offering them to shareholders. This resolution gives shareholder approval for the waiving of their pre-emption rights and allows, in limited circumstances, for the issue of shares for cash without them being offered to shareholders first. This resolution complies with guidelines currently in place to ensure investor protection. The Directors have no plans at present to issue any shares for cash.

Resolution 5 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 6: To authorise the directors to make market purchases
THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the Company be generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of up to 310,000,000 ordinary shares of 10 pence each in the capital of the Company (“Ordinary Shares”) provided always that:

(a)	the maximum number of Ordinary Shares which may be acquired shall be limited to the market purchase of such number of Ordinary Shares as shall be equal to or less than 10 per cent. of the number of Ordinary Shares in issue immediately following completion of the Merger;
(b)	the minimum price per share which may be paid for any such Ordinary Shares is 10 pence; and
(c)	the maximum price per share which may be paid for any such Ordinary Shares is an amount equal to 105 per cent. of the average of the middle-market quotation for an Ordinary Share according to the London Stock Exchange Daily Official List for the five business days before the purchase is made.

This authority shall be in substitution for any existing authority to make market purchases and shall expire at the earlier of the close of the next Annual General Meeting or 15 months from the date of this resolution, except that the Directors shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase Ordinary Shares in accordance with such contract as if the authority conferred hereby had not expired.

Explanatory note
In some circumstances, companies can find it advantageous to use surplus funds to make market purchases of their own shares. Shares purchased in this way must be cancelled, thus reducing the total number of shares in issue and potentially increasing future earnings on the remaining shares. The maximum number of shares that may be purchased in these circumstances is limited by investor protection guidelines, which recommend that companies should be authorised to purchase no more than 10 per cent. of their issued share capital.

Resolution 6 seeks authority to purchase a maximum of 310,000,000 shares or such lesser number as represents 10 per cent. of National Grid’s issued share capital following completion of the Merger.

The Directors will use this authority only if, in light of market conditions prevailing at the time, they believe that the effect of any purchase will be to increase earnings per share and will be in the best interests of shareholders. Other investment opportunities, appropriate gearing levels and the overall financial position of National Grid will be taken into account in reaching such a decision. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

As at the date of this notice, options were outstanding over 18,077,882 ordinary shares in National Grid, representing approximately 1.0 per cent. of its existing issued share capital. If the proposed authority were used in full, shares over which options are outstanding would represent approximately 1.2 per cent. of National Grid’s adjusted issued share capital.

Resolution 6 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 7: To approve the National Grid Transco Performance Share Plan 2002
THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms:

(a)	the National Grid Transco Performance Share Plan 2002 (the “2002 Share Plan”), the main features of which are summarised in section 8 of Part VII of the document of which this notice forms part and a copy of which plan is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification be approved;
(b)	the Directors be authorised to do all acts and things as may be necessary to carry the 2002 Share Plan into effect;
(c)	the Directors be authorised to establish schedules to the 2002 Share Plan or to establish other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the 2002 Share Plan; and
(d)	the Directors be authorised to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they may have an interest in the 2002 Share Plan and to relax any prohibition on voting by interested Directors contained in the Company’s Articles of Association.

Explanatory Note
Resolution 7 seeks approval for a performance share plan, details of which are set out on pages 110 to 112 of the document of which this notice forms part.

The 2002 Share Plan is similar to an existing share plan operated by Lattice which will close in so far as new awards are concerned following completion of the Merger. The 2002 Share Plan will be open to all employees, subject to certain eligibility criteria.

Resolution 7 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

On behalf of the Board	Registered Office:
Fiona Smith	15 Marylebone Road
Group General Counsel and Company Secretary	London
NW1 5JD
14 June 2002
Registered in England
and Wales No. 4031152

Notes:
1.	A member (shareholder) of the Company who is entitled to attend and vote at the EGM but is unable to be present in person is entitled to appoint a proxy or proxies to attend the EGM and, on a poll, to vote on his or her behalf. A proxy does not need to be a member of the Company. A Form of Proxy (Card C) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document. Alternatively, you may appoint your proxy electronically in accordance with the instructions set out at the end of this document.

2.	A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to National Grid Group plc, PO Box 11244, New York, NY 10203-0244, USA as soon as possible and in any event by 3.00 p.m. (New York time) on Friday, 19 July 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution should consult with that institution to determine the deadline by which their voting instructions must be returned.

3.	A copy of the Company’s existing Articles of Association and a copy of the proposed new Articles of Association of the Company to be conditionally adopted pursuant to the resolution numbered 3 set out in this notice are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on Tuesday, 23 July 2002 and will also be available for inspection at the place of the EGM for at least 15 minutes before, and during, the EGM.

4.	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00 p.m. on Sunday, 21 July 2002 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. on Sunday, 21 July 2002 or, in the event that the EGM is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

INSTRUCTIONS ON COMPLETING THE FORM OF PROXY

How to fill in the Form of Proxy
If you cannot attend the National Grid EGM in person you are entitled to appoint a proxy or proxies to attend the National Grid EGM and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies you must fill in the enclosed Form of Proxy (Card C), sign it and return it to our share registrars, Lloyds TSB Registrars, so that it is received no later than 11.30 a.m. on Sunday, 21 July 2002. If someone else signs the Form of Proxy on your behalf, their authority to do so must be returned with the Form of Proxy. If the appointer is a corporation, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the Form of Proxy. In the case of joint shareholders, any one holder may sign the Form of Proxy. If more than one holder signs, only the vote of the first named on the Company’s share register will be accepted. Any alterations to the Form of Proxy must be initialled.

Before filling in the Form of Proxy, please read the notes set out below.

What is a poll?
Unless a poll is called, votes on resolutions at a general meeting of the Company are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares he or she owns.

The Company’s Articles of Association require that all special resolutions are decided on a poll rather than on a show of hands. On a poll, every shareholder of the Company (whether present in person at the National Grid EGM or represented by proxy) is entitled to cast a number of votes equal to the number of shares in the Company he or she owns.

Who can be appointed a proxy?
You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the National Grid EGM on your behalf. If your proxy does not attend the National Grid EGM, your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the National Grid EGM and vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words “the Chairman of the Meeting” on the Form of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the National Grid EGM?
Your proxy will be able to vote on your behalf on the resolution if a poll is called on the resolution. Accordingly, a proxy will be able to vote on resolutions numbered 2, 3, 5 and 6 since the Company’s Articles of Association require all special resolutions to be decided on a poll. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?
The resolutions to be proposed at the National Grid EGM are set out in full in the notice of National Grid EGM on the preceding pages. The resolutions are described in abbreviated form on the Form of Proxy.

To instruct your proxy on how to vote on the resolutions in the event that a poll is called, please tick the appropriate box against the resolutions to show whether your proxy should vote “for” or “against” each resolution.

Please note that if you do not give specific voting instructions on the resolutions by placing a tick in the appropriate box, your proxy will be free to vote or abstain on the resolutions as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to any of the resolutions) which may properly come before the National Grid EGM.

What happens if I appoint a proxy, then decide to attend the National Grid EGM myself?
Even if you return a completed Form of Proxy, you will still be entitled to attend the National Grid EGM instead of your proxy and to participate in voting by show of hands or by poll if you so wish. In the event of a poll in which you vote in person, your proxy will be disregarded.

Can I appoint my proxy electronically?
If you have previously registered for a shareview portfolio you may appoint a proxy for the National Grid EGM electronically by logging on to the website at www.shareview.co.uk and clicking on “Company Meetings”. Alternatively, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. You will need your Voting Reference Numbers (the three 8-digit numbers) printed on the Form of Proxy. Full details of the procedures are given on the websites. The proxy appointment and instructions must be received by Lloyds TSB Registrars by 11.30 a.m. on Sunday, 21 July 2002. Please note that any electronic communication that is found to contain a computer virus will not be accepted. Before using the internet service you should read the material particulars of the conditions of use of the service in section 14 of Part VII of this document.

Please do not disclose your Voting Reference Numbers to anyone else, unless you wish them to give instructions on your behalf.